Exhibit 4.3

Management’s Discussion & Analysis
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

	Non-IFRS measures and forward-looking statements	1

1.	INTRODUCTION	4
	1.1 Vision and guiding principles	4
	1.2 Business objectives and strategy	6
	1.3 Environmental, Social and Governance	12
	1.4 COVID-19 developments	15

2.	HIGHLIGHTS	17

3.	CONSOLIDATED FINANCIAL RESULTS	20
	3.1 Review of income statements	20
	3.2 Review of selected balance sheet items	30
	3.3 Subsequent events	36

4.	OPERATING RESULTS OF BUSINESSES	38
	4.1 Single-Family Rental	40
	4.2 Multi-Family Rental	49
	4.3 Residential Development	58
	4.4 Private Funds and Advisory	64

5.	SUMMARY OF NON-IFRS SEGMENT INFORMATION	69

6.	LIQUIDITY AND CAPITAL RESOURCES	80
	6.1 Financing strategy	80
	6.2 Liquidity	80
	6.3 Capital resources	80

7.	OPERATIONAL KEY PERFORMANCE INDICATORS	81
	7.1 Key performance indicators	81
	7.2 Assets under management	82

8.	ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS	83
	8.1 Revenue and income recognition	83
	8.2 Accounting estimates and policies	84
	8.3 Controls and procedures	87
	8.4 Transactions with related parties	87
	8.5 Dividends	88
	8.6 Compensation incentive plans	88
	8.7 Risk definition and management	88

9.	HISTORICAL FINANCIAL INFORMATION	98

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

NON-IFRS MEASURES AND FORWARD-LOOKING STATEMENTS

The Company has included herein certain supplemental measures of key performance, including, but not limited to, net operating income (“NOI”), funds from operations (“FFO”), core funds from operations (“Core FFO”), adjusted funds from operations (“AFFO”), Core FFO per share, AFFO per share, Core FFO payout ratio and AFFO payout ratio, as well as certain key indicators of the performance of our businesses. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under International Financial Reporting Standards (“IFRS”). Because non-IFRS measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS measures used in this MD&A are provided in Sections 4 and 5 and the key performance indicators presented are discussed in detail in Section 7.

The supplemental measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Certain statements in this MD&A may be considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). Statements other than statements of historical fact contained in this document may be forward-looking statements. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavour”, “project”, “continue” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, timelines and sales/rental expectations; projected development costs, timelines, plans and development yields; estimated stabilized NOI from development and rental properties; expected performance fees; future cash flows; transaction timelines; anticipated demand for homebuilding and lots; the anticipated growth of the Company’s rental businesses; the acquisition of build-to-rent projects; the intentions to attract third-party capital to the Company’s businesses, including the syndication of its current investments; the Company’s key priorities over the next three years and the manner in which they might be achieved; the intended internalization of property management of the Company’s U.S. multi-family rental portfolio and any resulting synergies; expected future acquisitions, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and U.S. multi-family rental apartments; and the ongoing impact of the current COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated March 2, 2021 (the “AIF”) which is available on SEDAR at www.sedar.com. The continuing impact of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 8.7 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Market and industry data

This MD&A includes certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from management or third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Other

Select photos in this document are presented for illustrative purposes only, may be artists’ renditions, and may not be representative of all properties in the Company’s portfolio.

2 2020 ANNUAL REPORT TRICON RESIDENTIAL

1

INTRODUCTION

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

1. INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is dated as of March 2, 2021, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon”, “us”, “we” or the “Company”), formerly Tricon Capital Group Inc., and reflects all material events up to that date.

In January 2020, the Company completed its transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity under International Financial Reporting Standards 10, Consolidated Financial Statements (“IFRS 10”). As a result, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests in the balance sheet of the Company on a prospective basis in accordance with the relevant guidance of IFRS 10.

The requirement to consolidate the financial results of the Company’s single-family rental and U.S. multi-family rental businesses is not applied on a retrospective basis in accordance with IFRS 10. Therefore, comparative balances on the balance sheet and income statement continue to present the financial results of these businesses as investments in, and investment income from, Tricon American Homes (“TAH”) and Tricon Lifestyle Rentals (“TLR”). For the purpose of comparability, where applicable in this MD&A, the comparative balances have been recast to show the financial results as if the consolidation of Tricon’s single-family rental and multi-family rental businesses had been in effect in prior periods.

This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2020, which were prepared using International Financial Reporting Standards (“IFRS”) accounting policies.

Additional information about the Company, including its Annual Information Form, is available on the Company’s website at www.triconresidential.com, and on the Canadian Securities Administrators’ website at www.sedar.com.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1 Vision and guiding principles

Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007–2009, Tricon’s strong foundation and its leaders’ resilience helped it endure the downturn and learn valuable lessons that informed the Company’s decision to ultimately focus on rental housing.

In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. It’s a defensive business that is designed to outperform in good times and perform relatively well in more challenging times like today.

Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and our willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns.

We were also first to recognize the benefits of combining single-family and multi-family rental operations to create a pure play on “middle-market” rental housing. By focusing on the similarities of collecting monthly rent from residents and the complementary nature of property management, we believe that Tricon can deliver a superior experience at all stages of the resident lifecycle. Our properties and residents may be diverse but our commitment to enrich the lives of our residents through caring service and a simplified, connected lifestyle is consistent.

Tricon strives to be North America’s pre-eminent rental housing company focused on the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering exceptional customer service. Tricon is driven by its purpose statement –Imagine a world where housing unlocks life’s potential – and expects its employees to conduct themselves according to the following guiding principles:

•	Go above and beyond to enrich the lives of our residents

•	Commit to and inspire excellence in everything we do

•	Ask questions, embrace problems, thrive on the process of innovation

•	Do what is right, not what is easy

•	Elevate each other so together we leave an enduring legacy

4 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first so they in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, they are more likely to treat our properties as their own, and they are more willing to refer new customers. We have realized that the best way to drive returns for our investors and shareholders is to ensure our team and residents are fulfilled.

At Tricon, we have always sought to improve the lives of our employees, our residents, and those in our broader communities. We strive to make the world a better place through our guiding principles, which inspire us to go above and beyond and commit to excellence in everything we do.

Living our corporate purpose every day starts with our own employees. And at a time when the world seems so full of uncertainty, it is more important than ever that our employees feel comfortable that they can pay their bills, and save for retirement and unforeseen expenses. We recognize that our employees and their families can live with dignity when their lives are financially secure. Tricon’s newly introduced “Living wage” program embodies these guiding principles (see Section 1.3).

We also know that true diversity improves corporate performance, drives growth, and enhances employee engagement. Accordingly, Tricon is also dedicated to the continuation of learning about our society’s historic and current systemic prejudices. Recognizing important dates such as June 19th, which is Freedom Day in the U.S., and June 21st, which is National Indigenous People’s Day in Canada, was the impetus for declaring June 19th as a paid holiday for all our employees to take the opportunity to learn more about these important issues (see Section 1.3). Only through education can we achieve a greater understanding of, and appreciation for, races, genders, and all groups that find themselves disadvantaged.

As another important, concrete step toward building more truly diverse and inclusive workplaces, Tricon has committed to promoting the BlackNorth Initiative in order to help eliminate persistent inequities across Canada that have resulted from anti-Black systemic racism (see Section 1.3).

Tricon’s activities are also guided by Environmental, Social and Governance (“ESG”) factors, as outlined in our inaugural ESG roadmap, published in January 2020. This roadmap will guide the Company’s ESG initiatives over the next three years and will provide a framework for robust data collection and reporting on Tricon’s ongoing progress and performance (see Section 1.3).

In addition, to guide its efforts of building shareholder value over the near term, Tricon has defined the following key priorities for the next three years. Progress toward these goals remains subject to potential ongoing economic instability and uncertainty related to the novel coronavirus global pandemic (“COVID-19”) and other risks and uncertainties (see “Non-IFRS measures and forward-looking statements” on page 1 and Section 8.7).

•

Growing core funds from operations – (“Core FFO”, a key performance indicator (“KPI”); refer to Section 7.1) – Tricon is focused on growing Core FFO per share by increasing the net operating income of its rental properties, increasing its Private Funds and Advisory fee streams, and acquiring additional rental properties;

•

Increasing third-party assets under management (“AUM”) – Tricon aims to raise third-party capital in all of its businesses to enhance scale and improve operational efficiency, reduce its balance sheet exposure to development activities, and drive its return on equity with incremental fee income;

•	Growing book value per share – Over time, Tricon plans to redeploy the majority of its free cash flow into accretive growth opportunities focused primarily on rental housing; and

•

Reducing leverage – Tricon plans to reduce corporate-level debt by maintaining prudent and largely non-recourse leverage at the subsidiary level, with a mid-term leverage target of 50–55% net debt to assets.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

1.2 Business objectives and strategy

Tricon is a residential real estate company primarily focused on owning and operating rental housing in the United States and Canada. Since the Company’s initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in “for-sale” housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. Tricon currently owns and operates approximately 31,000 single-family rental homes and multi-family rental units in 21 markets across the United States and Canada. As at December 31, 2020, about 95% of the Company’s real estate assets are stabilized rental housing assets, and the remaining 5% or less are invested in residential development projects.

ASSET MIX

(in millions of U.S. dollars)

(Based on the fair value of single-family homes, multi-family properties, investments in Canadian multi-family developments, Canadian development properties (net of debt) and investments in for-sale housing.)

Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family and multi-family rental properties as well as fees from managing third-party capital co-invested in its real estate assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

RENTAL PORTFOLIO

SOURCES OF REVENUE

1.  Revenue from Rental Properties

Single-Family Rental

Multi-Family Rental

+

2.  Revenue from Private Funds and Advisory

Asset Management & Performance Fees

Development Fees

Property Management Fees

*	Excludes 28 single-family rental homes held for sale.
**	Includes estimated Canadian multi-family rental units under development based on development plans as of December 31, 2020. See Section 4.3 for details.

Rental housing strategy

Tricon’s U.S. rental strategy, in both single-family and multi-family rental, is focused on select geographic markets in the U.S. Sun Belt and targets the “middle-market” resident demographic. The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. It is home to about 40% of all U.S. households, and is expected to see 60% of the growth in U.S. households over the next decade (source: John Burns Real Estate Consulting, 2019). In many ways, the COVID-19 pandemic has accelerated these demographic trends and is expected to help drive even stronger relative population growth over the next five years in Tricon’s core markets as Americans de-urbanize and seek out the safety of suburban living in less dense markets. Furthermore, the Company believes that growing work-from-home trends will likely strengthen in-migration to the Sun Belt states as employers permit more flexible work arrangements and employees gravitate towards more affordable housing markets.

Within its targeted geographic markets, Tricon is focused on serving the middle-market resident demographic which consists of nearly nine million working-class U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $60,000 and $100,000 per year and with monthly rental payments of $1,200 to $1,800. These rent levels typically represent approximately 20–25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship and when experiencing a decline in income. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company.

Tricon’s Canadian “build-to-core” rental strategy targets markets that are underpinned by strong economic fundamentals, including robust job and population growth over an extended period, and attractive supply and demand fundamentals. The Company is currently developing all of its Canadian multi-family properties in downtown Toronto, and believes that the confluence of Canadian urbanization trends, strong population growth, a robust and diversified economy, and major for-sale housing affordability issues will support attractive, long-term rental fundamentals. In addition, Tricon’s high-quality, service-oriented rental offerings are well-positioned to cater towards an urban workforce seeking condo-quality, highly amenitized apartments but with professional property management.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

A description of each of the Company’s businesses is provided below.

Single-Family Rental

Tricon owns and operates one of the largest portfolios of single-family rental homes in the U.S. Sun Belt, with 22,766 homes (excluding 28 homes held for sale) in 18 markets across ten states as of December 31, 2020. Tricon offers middle-market families the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

Since entering the single-family rental business in 2012, Tricon has built a technology-enabled platform to support its growth and manage its properties efficiently. The Company’s proprietary technology automates home acquisitions, leasing activities (such as virtual tours and/or self-showings), resident underwriting, revenue management, call centre services, repairs and maintenance and workflow management, among other activities. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate yet highly scalable, and it intends to apply these capabilities across both its single-family and multi-family rental portfolios.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Multi-Family Rental

In the U.S., Tricon owns a portfolio of high-quality, affordably priced garden-style apartments primarily in the U.S. Sun Belt, comprised of 23 properties totalling 7,289 suites in 13 major markets. The current portfolio consists of new vintage garden-style complexes featuring resort-style amenities, including swimming pools and well-appointed fitness and common areas, located in desirable suburban sub-markets that have experienced strong employment and population growth over an extended period of time. These assets are currently property managed by leading third-party firms, overseen by Tricon’s internal asset management team. However, the Company intends to internalize property management to produce additional synergies by leveraging existing technology, infrastructure and centralized management functions. Tricon’s long-term strategy is to continue to grow this business and drive operating synergies through incremental scale.

In Canada, Tricon operates one 500-unit Class A rental property, The Selby, located in Toronto. The Selby is currently managed through Tricon’s vertically integrated platform, including local property management employees.

Residential Development

In its Residential Development business, Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) its recently launched strategy to develop single-family rental communities in the U.S., and (iii) (legacy) land development and homebuilding projects predominantly in the U.S.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active multi-family rental developers in downtown Toronto with eight projects under development, totalling approximately 3,720 units (including select condominium units). Tricon is focused on developing, owning and operating the leading portfolio of Class A rental apartments in the Greater Toronto Area, Canada’s economic engine and one of its fastest-growing metropolitan areas. The Company’s “build-to-core” strategy targets institutional-quality development of well-located rental properties near major employment nodes and/or public transit that will ultimately be held over the long term as part of an income-producing portfolio. Through its vertically integrated operations, including land acquisition/entitlement, development, oversight of vertical construction, and property management, we believe that Tricon has a major competitive advantage and is able to develop properties designed specifically to serve rental residents in a Toronto market saturated with investor-driven condominium projects. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

(ii) U.S. single-family rental communities:

The Company’s innovative build-to-rent strategy, which is focused on developing a portfolio of well-designed, dedicated single-family home rental communities, commenced in the third quarter of 2019, following the establishment of a joint venture arrangement with an institutional investor. Such developments, which typically include a cluster of rental homes with shared amenities, combine the privacy and convenience of single-family rental living with the community experience of the multi-family rental model. This strategy leverages the Company’s complementary expertise in land development, homebuilding, and single-family rental and multi-family rental property management. The Company closed on its first investment under this strategy in 2020 and expects to commit to approximately ten development communities per year in 2021 and 2022.

(iii) U.S. land development and homebuilding:

The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the U.S. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities (“MPCs”). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”), an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and deep relationships with public and regional homebuilders and commercial developers.

Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having four MPCs ranked in the top 50 based on homebuilder sales in 2020 according to RCLCO Real Estate Advisors and John Burns Real Estate Consulting.

(Residential development investments of $293.0 million represent 5% of Tricon’s real estate asset value. The investment balance includes Tricon’s investments in Canadian multi-family developments, investments in Canadian development properties (net of debt) and investments in for-sale housing as at December 31, 2020. Refer to Section 4.3.)

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MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Private Funds and Advisory

Through its Private Funds and Advisory (“PF&A”) business, Tricon earns fees from managing third-party capital co-invested in its real estate assets through commingled funds, separate accounts and joint ventures (“Investment Vehicles”). Activities of this business include:

(i)

Asset management of third-party capital: Tricon manages capital on behalf of American, Canadian and international institutional investors, including pension funds, sovereign wealth funds, insurance companies, endowments and foundations, as well as family offices and high net-worth accredited investors who seek exposure to the residential real estate industry.

Tricon currently manages $2.6 billion of third-party capital (of total AUM of $8.5 billion) across its single-family rental, multi-family rental and residential development business segments.

Tricon manages third-party capital for ten of the top 100 largest institutional real estate investors in the world (source: PERE 2020 Top 100 Global Investor report, October 2020). Tricon ranked 65th globally and second in Canada (compared to 68th and third, respectively, in 2019) among global real estate investment managers based on the amount of private real estate direct investment capital raised since 2015 (source: PERE 100 report, June 2020). In aggregate, the Company has approximately 17 institutional investors in its active Investment Vehicles.

For its services, Tricon earns asset management fees and performance fees, provided targeted investment returns are achieved. Tricon believes it is prudent to use a combination of balance sheet and third-party capital across its businesses. In particular, third-party capital allows the Company to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.

When co-investing with institutional partners, Tricon prefers to invest a higher relative portion of its commitment in income-producing rental strategies and a lower portion in development. This approach allows Tricon’s balance sheet investments to immediately generate regular income streams and help grow FFO, while minimizing exposure to longer-term development assets, which do not generate immediate cash flow.

(ii)

Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary.

(iii)

Property management of rental properties: Tricon provides integrated property management services to its entire single-family rental portfolio (including homes owned through joint ventures with third-party capital partners) and Canadian multi-family assets and is planning the internalization of property management for its U.S. multi-family rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call centre and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees.

FEE REVENUE BY SOURCE FOR THE YEAR ENDED DECEMBER 31, 2020*

*Property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.4 for a summary of revenue from private funds and advisory services for the three and twelve months ended December 31, 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

1.3 Environmental, Social and Governance

Environmental, Social and Governance (“ESG”) principles have guided Tricon’s decision-making and strategy for the past 32 years. In January 2020, the Company published its ESG roadmap, formalizing our approach to ESG and highlighting our commitment to five strategic priorities: Our People, Our Residents, Our Innovation, Our Impact and Our Governance. The ESG roadmap will guide the Company’s ESG initiatives through 2022 and will provide a framework for data collection and reporting on the Company’s ongoing progress and performance.

Over the course of this year, we have established the ESG programs and related performance measures intended to fulfill our commitments. The design of these programs is substantially complete and will form our three-year ESG implementation plan. We aim to share our key initiatives and discuss our ESG performance in our inaugural ESG annual report in the coming months.

Our People

The Company is committed to engaging, supporting and enriching the lives of its employees so they can thrive. Tricon recognizes that creating a strong and healthy culture is an ongoing journey that must be firmly rooted in the concept of continuous improvement. Examples of accomplishments to date include:

•	A continued focus on talent management and a succession planning framework to build leadership capacity and strengthen retention.

•

The implementation of a number of recognition programs to promote workplace culture and values. These programs include the “Good Gotcha” program, which celebrates individual examples of day-to-day employee excellence, and the “Pay It Forward” program, whereby every employee receives $100 annually to give to the charity of their choice or a person in need. We are proud to have donated over $100,000 as a group to a broad range of organizations and individuals in need during the past holiday season. Just over half of our donations went to organizations that have missions ranging from poverty reduction, animal welfare and health causes, benefiting our local communities in diverse ways. We may be “social distancing” today but the human connections we value and the communities we live in remain firmly intact.

•

Health, safety and well-being initiatives including programs such as web-based medical services, fitness benefits, employee assistance programs, Best Doctors medical counselling and life balance naturopathic services.

•

A corporate office designed with employee health and well-being as a primary consideration, including a spacious open-concept floor plan that increases employees’ access to natural sunlight, ergonomic solutions for all employees (including sit-stand desks), and the promotion of face-to-face interactions and walking meetings when possible.

•

We continuously monitor employee engagement and satisfaction, using the results to drive our actions. Our annual employee engagement survey was completed through Great Places to Work in the past quarter. The survey focuses on instilling a culture where employees both trust and feel trusted by their managers and co-workers. Our Tricon Residential teams in the U.S. and now in Canada have been Great Place to Work-certified.

At Tricon, living our corporate purpose every day starts with our own employees. In 2020, the Company embarked on several initiatives focused on equality, diversity and inclusion: • Living wage – we established a minimum base salary threshold of $36,400 in the U.S. and C$46,000 in Canada per year, providing financial security for our employees and their families.

•

BlackNorth Initiative’s CEO Pledge – we participated in the BlackNorth Initiative and have joined several of Canada’s largest businesses in signing a “CEO pledge” committing Tricon to take demonstrable and positive action to acknowledge and counter systemic anti-Black racism.

•

Juneteenth holiday – on June 19, we observed the Juneteenth holiday which marks the day in 1865 when anti-slavery laws were enforced in Texas. We invited our employees company-wide to learn about Black history and the challenges that racialized communities face.

•

Black Girls Code – we donated to Black Girls Code, a charity focused on helping young Black girls gain exposure to computer science and technology and encouraging careers in Science, Technology, Engineering and Mathematics.

•	Founders’ Day

Each year, we celebrate Tricon’s founders by devoting one day towards making a positive difference in our communities.

This year, Tricon celebrated Founders’ Day on September 23 with nearly 700 employees across North America participating virtually. The main theme of 2020 was anti-Black systemic racism, featuring discussions with the heads of the Canadian Council of Business Leaders Against Anti-Black Systemic Racism as well as Black Girls Code.

12 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

In addition, during Founders’ Day, we featured Red Door Family Shelter as Tricon’s charity of choice in Canada. Red Door Family Shelter is one of the largest family shelters in Toronto, providing emergency shelter and support for women and children affected by domestic abuse, families experiencing a housing crisis, and refugee claimants. The COVID-19 pandemic has put even more pressure on families at risk and so Tricon partnered with Red Door Family Shelter in 2020 to respond to the growing need for homeless shelters in the City of Toronto.

This year, we also focused on Tricon’s guiding principles and, as part of the Founders’ Day celebration, employees across the U.S. and Canada submitted short videos of themselves in which they explained what Tricon’s new purpose statement and guiding principles mean to them and why they are important in their work at Tricon. Select content from these inspirational videos is posted on Tricon’s website at www.triconresidential.com.

Our Residents

Tricon’s goal is to build meaningful communities where people can connect, grow and prosper. In light of the widespread economic uncertainty related to COVID-19, we have focused our efforts this year on assisting residents in need through several initiatives:

•

Comprehensive suite of resident surveys – we implemented a comprehensive suite of resident surveys in our single-family rental business that are used throughout the resident lifecycle, including after a property tour, move-in, maintenance technician visit, seven-month checkpoint, renewal and post move-out communications. We believe this program helps drive significantly higher resident retention, higher revenues and a lower turnover rate.

•

Resident Emergency Assistance Fund – in response to the COVID-19 pandemic, we expanded our Resident Emergency Assistance Fund to $200,000 per year which provides emergency assistance and financial relief to residents experiencing unexpected hardship. The fund helps residents and their families meet their rent obligations and stay in their homes.

•

Tricon Residential Giving Back Fund – in the third quarter of 2020, we established the Tricon Residential Giving Back Fund. The Fund gives Tricon employees the opportunity to automatically deduct a portion of their pay to make a tax-deductible donation to a selection of non-profit organizations, including our partner charities Black Girls Code and Red Door Family Shelter.

•

Self-governing rent growth on renewals – recognizing that many of our residents may be facing financial pressures during the COVID-19 pandemic, in the second and third quarters of 2020 we offered to renew many expiring leases at nominal increases, or forego rent increases altogether, and plan to continue our practice of “self-governing” on rent increases related to renewals.

•

Late fees and deferral plans – among our various initiatives intended to alleviate financial pressure for our residents, we waived late fees and offered flexible rent deferral plans for those in need. We also temporarily halted all evictions and currently observe eviction moratoriums according to federal and municipal mandates. Moreover, we have waived early termination fees throughout the pandemic to select residents who encountered COVID-19 hardships.

•

Affordable Housing Lands Program – we partnered with investors and the Ontario government under the Affordable Housing Lands Program to deliver an innovative solution to housing affordability in Toronto. Our West Don Lands project is one of the largest affordable housing projects in Canada and will include 30% affordable units delivered at the same quality and standard as the market rate units. Block 10 of the West Don Lands will feature Toronto’s first purpose-built Indigenous Hub which will include an Indigenous Health Centre and community gardens as well as an Indigenous Employment, Education and Training Centre.

Our Innovation

Tricon is strongly committed to leveraging innovative technologies and housing solutions in order to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences and (ii) developing offerings that enhance the lives of residents while addressing their housing needs. Examples include:

•

Intelligent Virtual Agent technology deployed at our call centre to automate the leasing process. This technology improves the customer communication experience, enabling residents to contact us 24 hours a day, seven days a week, with inquiries related to home statistics, tour scheduling and account information.

•

Proprietary self-showing and virtual move-in process that allows potential residents to: (i) find a Tricon home online and perform a 360-degree walkthrough from the comfort of their smart phone or computer; (ii) schedule and conduct a self-showing of a Tricon home at their preferred time and without a leasing agent; (iii) complete the leasing documentation process seamlessly and 100% electronically; and (iv) move in to a Tricon home using a virtual concierge who can conduct a home walkthrough via videoconference.

•

Customized Smart Home system which provides: convenient and controlled access to our homes through smart locks and door sensors, remote thermostat access which enhances comfort and generates energy savings, and moisture sensors that identify and allow us to fix hard-to-detect water leaks before they cause damage.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

•

Investment in new fleet tracking technology that enhances capacity and demand planning to ensure much higher on-time service delivery to our residents. This technology also helps decrease emissions through reduced vehicle idling times.

•

Augmented reality is used to provide field training to our maintenance technicians virtually. This program helps us standardize training across all 21 markets and identify suitable candidates through a virtual interview process.

•

Partnerships with organizations such as Toronto Life magazine, Eye Buy Art, Roy Thomson Hall, Massey Hall and the Evergreen Brick Works to provide our Toronto multi-family residents access to cultural activities and events. We also have partnerships with companies such as Last Box Moving, Casper Mattress and Wayfair, aimed at providing discounted access to services needed for elevated apartment living. Our full-sized commercial-grade gyms, designed in partnership with Biosteel Fitness, offer a combination of weight training, cardiovascular and group fitness options through our Fitness on Demand app.

•

Predictive Index, an analytical measurement tool, is used to assist with recruiting and retaining high-performing employees. A behavioural assessment is completed for every position we fill, and by every candidate who applies for that specific position.

The Predictive Index assesses a candidate on four dimensions – dominance, extroversion, patience and formality – and compares the results to the job profile to identify areas of mismatch during the interview process so that we can identify the candidate best suited for the position and address misalignment that may lead to turnover.

Our Impact

The Company is committed to making a material sustainability impact across all of its business activities over the long term. This effort will involve embracing smarter ways to reduce the environmental impact of our buildings by minimizing both our resource consumption and carbon footprint. Tricon is dedicated to ensuring its developments are built to LEED standards and that wildlife and biodiversity are protected by creating parks, green spaces and natural ecosystems. Examples of accomplishments to date include:

•

The Viridian master-planned community is a Certified Gold Signature Sanctuary. This certification is only awarded to new developments that are designed, constructed and maintained according to Audubon International’s standards for planning and environmental stewardship.

•

In the fourth quarter of 2020, Tricon’s first purpose-built residential development, The Selby, received LEED gold certification. Several sustainable design strategies were deployed to improve the building’s performance, taking into consideration its energy consumption, water efficiency, carbon emissions and indoor environmental quality. The building also features a green roof with drought-tolerant plants as well as bike storage and electric vehicle charging stations, providing additional opportunities for residents to reduce their carbon footprint.

•

The West Don Lands mixed-use development is being built to achieve LEED Gold status, with a strong emphasis on sustainability, energy efficiency and walkability. Key sustainability and energy efficiency features have been incorporated into the design and development, including efficient chillers, temperature-moderating façade systems, in-suite heat recovery, low-flow hot water fixtures, LED fixtures in communal areas, locally sourced materials, bike parking, storm water retention, solar wall technology, a self-shading façade, green roofs, native plant species, urban farming and a city tram connection.

•

We are using smart home technology in our single-family rental homes across the United States to reduce our carbon footprint. Sensors under sinks and near hot water heaters reduce needless water consumption by providing early leak detection, while smart thermostats allow temperature management when homes are vacant.

14 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Our Governance

Tricon is firmly committed to acting in an ethical manner across all of its business dealings, and to working transparently with stakeholders and investors to enhance trust and reduce risks. We have established a governance framework to hold our organization, leadership and staff accountable. The governance framework includes four key elements:

•

Code of Business Conduct and Ethics and Compliance Manual – outline the Company’s business practices and procedures to ensure compliance with all securities laws, legal requirements and our own standards.

•

Whistleblower policy – sets out expectations for the reporting of any illegal or unethical behaviour, in addition to a confidential complaint procedure through which people can report concerns about accounting or auditing matters or potential violations of the Company’s policies without the threat of retaliation.

•

Diversity of leadership – exemplifying the Company’s commitment to diversity throughout its business across a range of factors, including expertise and experience, gender, geography, age, race and ethnicity. It also confirms our commitment to meeting or exceeding the expectations of the 30% Club Canada, a campaign to increase gender diversity at board and senior management levels, and our pledge made as part of the BlackNorth Initiative.

•

Risk management – including the use of prudent and disciplined investment practices, diversifying capital across product types and market locations, diligently structuring transactions, conducting comprehensive due diligence and market research, and taking an active role in the ongoing management of our investments.

For further details, please refer to the Company’s ESG roadmap, which was published on January 28, 2020. The ESG roadmap is available on our website at www.triconresidential.com/investors and on SEDAR at www.sedar.com.

1.4 COVID-19 developments

During 2020, the outbreak of COVID-19 and its rapid spread around the globe caused unprecedented disruption to the world’s economies and capital markets. The ultimate consequences of the COVID-19 pandemic are still unknown; however, management believes that the Company’s strong leadership team, its diverse sources of recurring cash flow and its flexible liquidity profile will help mitigate the impact that COVID-19 may have on Tricon’s near-term business performance (see also Section 8.7). Tricon’s response to COVID-19 has been as follows:

Supporting Tricon’s employees

Tricon is committed to the health and safety of over 750 employees across our U.S. and Canadian operations (including approximately 100 employees at Johnson). The Company’s employees began working from home as early as March 16, 2020, leveraging Tricon’s investments in technology to conduct operations without interruption. Tricon’s call centre staff are fully equipped to work from home, and leasing activities are largely conducted using virtual tours and self-showings. In-person contact is being minimized for local market staff, and personal protective equipment is being used where necessary to continue providing essential maintenance activities.

Supporting Tricon’s residents

Tricon is focused on providing its residents with a safe living environment and helping to mitigate the financial impact of COVID-19. The Company has moved to a strong occupancy bias in its rental businesses, and temporarily halted evictions, waived late fees, and offered flexible payment plans for residents whose financial well-being has been directly impacted by the pandemic.

The pandemic is a highly dynamic and evolving situation. Tricon will continue to monitor and act according to the direction of relevant federal, state, provincial and municipal governments. The Company remains steadfast and is committed to implementing the necessary actions to protect its employees and residents during this unprecedented time (see Section 3.3).

TRICON RESIDENTIAL 2020 ANNUAL REPORT 15

2 HIGHLIGHTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

2. HIGHLIGHTS

The following section presents highlights for the quarter on a consolidated and proportionate basis. Throughout this section, comparative balances have been recast to conform with the current period presentation.

In response to the COVID-19 pandemic, a business update for the period subsequent to year-end has been presented in Section 3.3.

Core funds from operations (“Core FFO”), Core FFO per share, Adjusted funds from operations (“AFFO”) and AFFO per share are KPIs as defined in Section 7.1. The Company uses guidance specified by the National Association of Real Estate Investment Trusts (“NAREIT”).

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2020	2019(1)	2020	2019(1)
Financial highlights on a consolidated basis
Net income, including:	$81,478	$43,557	$116,413	$110,335
Fair value gain on rental properties	106,995	32,025	198,314	116,548
Income (loss) from investments in for-sale housing	10,191	2,964	(61,776)	9,646
Basic earnings per share	0.41	0.22	0.58	0.62
Diluted earnings per share	0.39	0.21	0.58	0.61
Dividends per share	$0.07	$0.07	$0.28	$0.28
Weighted average shares outstanding – basic	194,679,682	195,269,680	194,627,127	172,735,776
Weighted average shares outstanding – diluted	212,445,547	213,682,237	195,795,473	191,081,128
Non-IFRS(2) measures on a proportionate basis
Core funds from operations (“Core FFO”)	$39,910	$21,748	$109,584	$55,011
Adjusted funds from operations (“AFFO”)	32,465	15,923	81,709	28,388
Core FFO per share(3)	0.16	0.10	0.49	0.29
Core FFO per share (CAD)(3),(4)	0.21	0.13	0.66	0.38
AFFO per share(3)	0.13	0.07	0.36	0.15
AFFO per share (CAD)(3),(4)	0.17	0.09	0.48	0.20

Select balance sheet items reported on a consolidated basis			December 31, 2020	December 31, 2019(1)
Total assets			$7,174,834	$6,486,396
Total liabilities			5,431,596	4,825,214
Net assets attributable to shareholders of Tricon			1,735,096	1,653,138
Rental properties			6,321,918	5,682,525
Debt			4,137,506	3,955,261

(1)

The comparative period results have been recast to present the consolidated results in conformity with the current period presentation. The reconciliation of the prior period figures under investment entity accounting to consolidated accounting can be found in Sections 3.1 and 3.2.

(2)	Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company’s performance and ability to generate cash. Refer to Section 5.
(3)

Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 248,247,018 and 224,015,498 for the three and twelve months ended December 31, 2020, respectively, and 213,682,237 and 191,081,128 for the three and twelve months ended December 31, 2019, respectively.

(4)

USD/CAD exchange rates used are 1.3030 and 1.3415 for the three and twelve months ended December 31, 2020, respectively, and 1.3200 and 1.3269 for the three and twelve months ended December 31, 2019, respectively.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

IFRS measures on a consolidated basis

Net income for the fourth quarter of 2020 was $81.5 million compared to $43.6 million in the fourth quarter of 2019, and included:

•

Revenue from rental properties of $122.0 million compared to $109.9 million in the fourth quarter of 2019 driven primarily by the single-family rental business, reflecting 8.3% growth in the number of rental homes to 22,766, combined with a 4.2% increase in average effective monthly rent and a 1.9% increase in occupancy.

•

Direct operating expenses of $42.7 million compared to $40.1 million in the fourth quarter of 2019, mainly representing incremental costs to manage the larger single-family rental home portfolio and a 5.0% increase in property taxes, partially offset by a decrease in repairs, maintenance and turnover expenses driven by improved cost containment discipline as well as lower resident turnover.

•

Income from investments in for-sale housing of $10.2 million compared to $3.0 million in the fourth quarter of 2019 driven by higher valuations at certain projects, as historically low mortgage rates and de-urbanization trends are increasing demand for new single-family housing.

•

Fair value gain on rental properties of $107.0 million compared to $32.0 million in the fourth quarter of 2019, owing to significant home price appreciation in Tricon’s core markets for its single-family rental homes. The increase in home prices is underpinned by population growth in Tricon’s Sun Belt markets driven by in-migration, de-densification and de-urbanization trends, all of which have fuelled demand for spacious suburban homes.

Net income for the twelve months ended December 31, 2020 was $116.4 million compared to net income of $110.3 million for the twelve months ended December 31, 2019, and included:

•

Revenue from rental properties of $478.2 million and direct operating expenses of $169.5 million compared to $361.8 million and $130.5 million in the prior year, respectively, as a result of the continued growth in the single-family rental business as discussed above and the addition of the U.S. multi-family rental portfolio in the second quarter of 2019.

•

Income from investments in Canadian multi-family developments of $14.1 million compared to $7.7 million in the prior year, attributable to fair value gains recognized across multiple projects upon achieving key development milestones.

•

Fair value gain on rental properties of $198.3 million compared to $116.5 million in the prior year driven by home price appreciation in the single-family rental portfolio, partially offset by a fair value loss of $22.5 million recognized on the U.S. multi-family rental portfolio in the second quarter of 2020, as COVID-19-related impacts to the Company’s U.S. multi-family business contributed to a downward adjustment in NOI assumptions.

•

Loss from investments in for-sale housing of $61.8 million compared to income of $9.6 million in 2019, as a significant write-down was recognized in the first quarter of 2020 in the context of a precipitous drop in sales and uncertainty over the timing of future cash flows brought on by the pandemic.

Non-IFRS measures on a proportionate basis

Core funds from operations (“Core FFO”) for the fourth quarter of 2020 was $39.9 million, an increase of $18.2 million or 84% compared to $21.7 million in the fourth quarter of 2019. The increase was attributable to solid operating results from Tricon’s growing single-family rental business, reflecting strong rent growth and higher occupancy, coupled with the improved performance of the Company’s investments in for-sale housing and a decrease in corporate interest expense. For the twelve months ended December 31, 2020, Core FFO was $109.6 million, an increase of $54.6 million or 99% compared to $55.0 million in the prior year. This increase was mainly attributable to the items noted above, along with the inclusion of a full year of results from the U.S. multi-family rental portfolio compared to a seven-month inclusion in 2019.

Adjusted funds from operations (“AFFO”) for the three and twelve months ended December 31, 2020 was $32.5 million and $81.7 million, respectively, an increase of $16.5 million and $53.3 million from the same periods in the prior year. These variances reflect the increase in Core FFO discussed above, along with higher recurring capital expenditures attributable to the full-year inclusion of the U.S. multi-family rental portfolio results. While Tricon’s single-family rental portfolio has expanded in 2020, the Company was able to lower recurring capital expenditures as a result of a targeted reduction in elective capital projects during the COVID-19 pandemic.

Change in net assets

As at December 31, 2020, Tricon’s net assets totalled $1,735 million compared to $1,653 million as at December 31, 2019. The $82.0 million increase includes $113.3 million of net income attributable to Tricon’s shareholders reported for the twelve months ended December 31, 2020 (including a $198.3 million fair value gain on rental properties and a $61.8 million loss from investments in for-sale housing), offset by dividends of $35.8 million, among other items.

Tricon’s net asset value for its for-sale housing investments decreased by $135.8 million from $300.7 million as at December 31, 2019 to $164.8 million as at December 31, 2020, attributable to (i) distributions of $77.4 million largely from the proceeds of syndicating a balance sheet investment in the first quarter, and (ii) the above-noted fair value loss of $61.8 million driven by the pandemic-related write-down in the first quarter. As a result, Tricon’s for-sale housing assets now represent approximately 2.3% of the total assets of the Company.

18 2020 ANNUAL REPORT TRICON RESIDENTIAL

3	CONSOLIDATED FINANCIAL RESULTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

3. CONSOLIDATED FINANCIAL RESULTS

The following section should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2020.

3.1 Review of income statements

Consolidated statements of income

The comparative figures in the Company’s consolidated statements of comprehensive income in the table below have been recast as if the current reporting framework under IFRS 10, Consolidated Financial Statements (“IFRS 10”), first applied by the Company effective January 1, 2020 on a prospective basis, had been in effect for the three and twelve months ended December 31, 2019.

For the periods ended December 31 (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
		Recast (Schedule A)			Recast (Schedule A)
Revenue from rental properties	$121,983	$109,915	$12,068	$478,187	$361,766	$116,421
Direct operating expenses	(42,660)	(40,093)	(2,567)	(169,538)	(130,468)	(39,070)

Net operating income from rental properties	79,323	69,822	9,501	308,649	231,298	77,351
Revenue from private funds and advisory services	10,339	12,138	(1,799)	34,090	41,060	(6,970)
Income from investments in Canadian multi-family developments(1)	8,720	7,416	1,304	14,124	7,714	6,410
Other income from Canadian development properties(2)	309	91	218	791	725	66
Income (loss) from investments in for-sale housing(3)	10,191	2,964	7,227	(61,776)	9,646	(71,422)
Other income(4)	1,774	—	1,774	1,774	—	1,774
Property management overhead	(5,872)	(5,675)	(197)	(22,654)	(25,875)	3,221
Compensation expense	(14,940)	(9,744)	(5,196)	(40,100)	(37,681)	(2,419)
General and administration expense	(5,748)	(5,925)	177	(23,569)	(20,846)	(2,723)
Other expense	(791)	(1,004)	213	(3,173)	(3,991)	818
Interest expense	(44,421)	(43,651)	(770)	(170,610)	(152,309)	(18,301)
Fair value gain on rental properties	106,995	32,025	74,970	198,314	116,548	81,766
Gain on sale of U.S. multi-family developments	—	1,113	(1,113)	—	9,718	(9,718)
Fair value (loss) gain on derivative financial instruments and other liabilities	(16,418)	(1,462)	(14,956)	(7,461)	2,357	(9,818)
Transaction costs	(2,491)	(6,532)	4,041	(14,016)	(36,415)	22,399
Amortization and depreciation expense	(2,614)	(2,733)	119	(10,848)	(10,543)	(305)
Realized and unrealized foreign exchange gain (loss)	948	178	770	(166)	42	(208)
Net change in fair value of limited partners’ interests in rental business	(17,780)	(4,210)	(13,570)	(50,581)	(3,784)	(46,797)

	17,862	(37,149)	55,011	(189,951)	(144,694)	(45,257)

Income before income taxes	$107,524	$44,811	$62,713	$152,788	$127,664	$25,124
Income tax recovery (expense) – current	7,087	1,974	5,113	4,050	(5,395)	9,445
Income tax expense – deferred	(33,133)	(3,228)	(29,905)	(40,425)	(11,934)	(28,491)

Net income	$81,478	$43,557	$37,921	$116,413	$110,335	$6,078

Attributable to:
Shareholders of Tricon	$79,678	$42,354	$37,324	$113,322	$107,762	$5,560
Non-controlling interest	1,800	1,203	597	3,091	2,573	518

Net income	$81,478	$43,557	$37,921	$116,413	$110,335	$6,078

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve	5,256	1,669	3,587	3,999	3,671	328

Comprehensive income for the period	$86,734	$45,226	$41,508	$120,412	$114,006	$6,406

Attributable to:
Shareholders of Tricon	$84,934	$44,023	$40,911	$117,321	$111,433	$5,888
Non-controlling interest	1,800	1,203	597	3,091	2,573	518

Comprehensive income for the period	$86,734	$45,226	$41,508	$120,412	$114,006	$6,406

Basic EPS attributable to shareholders of Tricon	$0.41	$0.22	$0.19	$0.58	$0.62	$(0.04)
Diluted EPS attributable to shareholders of Tricon	$0.39	$0.21	$0.18	$0.58	$0.61	$(0.03)
Weighted average shares outstanding – basic	194,679,682	195,269,680	(589,998)	194,627,127	172,735,776	21,891,351
Weighted average shares outstanding – diluted(5)	212,445,547	213,682,237	(1,236,690)	195,795,473	191,081,128	4,714,345

(1)	Includes income from The Selby (Section 4.2.2) and income from The Taylor, West Don Lands, The Ivy and 7 Labatt (Section 4.3.1).
(2)	Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.3.1).
(3)	Reflects the net change in the fair values of the underlying investments in the legacy THP business (Section 4.3.2).
(4)	Includes government assistance received by Johnson.
(5)

For the three months ended December 31, 2020, the Company’s 2022 convertible debentures were dilutive and the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive, whereas for the twelve months ended December 31, 2020, both were anti-dilutive. For the three and twelve months ended December 31, 2019, the 2022 convertible debentures were dilutive. Refer to Note 29 to the consolidated financial statements.

20 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Schedule A

The table below provides a reconciliation of the consolidated statements of comprehensive income for the three and twelve months ended December 31, 2019 from figures previously reported under investment entity accounting in accordance with IFRS 10 to the recast figures shown in the table above.

	Three months			Twelve months
For the periods ended December 31, 2019 (in thousands of U.S. dollars)	Previously reported	Adjustments	Recast	Previously reported	Adjustments	Recast
Revenue from rental properties	$—	$109,915	$109,915	$—	$361,766	$361,766
Direct operating expenses	—	(40,093)	(40,093)	—	(130,468)	(130,468)

Net operating income from rental properties	—	69,822	69,822	—	231,298	231,298
Revenue from private funds and advisory services	11,716	422	12,138	39,895	1,165	41,060
Income from investments in Canadian multi-family developments	—	7,416	7,416	—	7,714	7,714
Investment income – Tricon American Homes	42,451	(42,451)	—	162,193	(162,193)	—
Investment income – Tricon Lifestyle Rentals	16,812	(16,812)	—	34,980	(34,980)	—
Other income from Canadian development properties	—	91	91	—	725	725
Income from investments in for-sale housing	2,964	—	2,964	9,646	—	9,646
Property management overhead	—	(5,675)	(5,675)	—	(25,875)	(25,875)
Compensation expense	(9,744)	—	(9,744)	(37,681)	—	(37,681)
General and administration expense	(2,876)	(3,049)	(5,925)	(11,683)	(9,163)	(20,846)
Other expense	—	(1,004)	(1,004)	—	(3,991)	(3,991)
Interest expense	(8,908)	(34,743)	(43,651)	(32,439)	(119,870)	(152,309)
Fair value gain on rental properties	—	32,025	32,025	—	116,548	116,548
Gain on sale of U.S. multi-family developments	—	1,113	1,113	—	9,718	9,718
Fair value (loss) gain on derivative financial instruments and other liabilities	(1,348)	(114)	(1,462)	2,961	(604)	2,357
Transaction costs	(3,713)	(2,819)	(6,532)	(32,626)	(3,789)	(36,415)
Amortization and depreciation expense	(1,589)	(1,144)	(2,733)	(6,274)	(4,269)	(10,543)
Realized and unrealized foreign exchange gain	178	—	178	42	—	42
Net change in fair value of limited partners’ interests in rental business	—	(4,210)	(4,210)	—	(3,784)	(3,784)

	34,227	(71,376)	(37,149)	89,119	(233,813)	(144,694)

Income before income taxes	$45,943	$(1,132)	$44,811	$129,014	$(1,350)	$127,664
Income tax recovery (expense) – current	1,974	—	1,974	(5,410)	15	(5,395)
Income tax expense – deferred	(2,658)	(570)	(3,228)	(9,469)	(2,465)	(11,934)

Net income(1)	$45,259	$(1,702)	$43,557	$114,135	$(3,800)	$110,335

Attributable to:
Shareholders of Tricon	$44,056	$(1,702)	$42,354	$111,562	$(3,800)	$107,762
Non-controlling interest	1,203	—	1,203	2,573	—	2,573

Net income(1)	$45,259	$(1,702)	$43,557	$114,135	$(3,800)	$110,335

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve(1)	(33)	1,702	1,669	(129)	3,800	3,671

Comprehensive income for the period	$45,226	$—	$45,226	$114,006	$—	$114,006

Attributable to:
Shareholders of Tricon	$44,023	$—	$44,023	$111,433	$—	$111,433
Non-controlling interest	1,203	—	1,203	2,573	—	2,573

Comprehensive income for the period	$45,226	$—	$45,226	$114,006	$—	$114,006

Basic EPS attributable to shareholders of Tricon(1)	$0.23	$(0.01)	$0.22	$0.65	$(0.03)	$0.62
Diluted EPS attributable to shareholders of Tricon(1)	$0.22	$(0.01)	$0.21	$0.63	$(0.02)	$0.61
Weighted average shares outstanding – basic	195,269,680	—	195,269,680	172,735,776	—	172,735,776
Weighted average shares outstanding – diluted	213,682,237	—	213,682,237	191,081,128	—	191,081,128

(1)

The effects of changes in foreign exchange rates for Canadian multi-family developments were accounted for as investment income under investment entity accounting. Such exchange differences are recognized in other comprehensive income for the Company upon adoption of consolidation accounting framework. As a result, basic and diluted EPS as recast have decreased compared to the amounts under investment entity accounting, as other comprehensive income is not included in net income.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Revenue from rental properties

The following table provides further details regarding revenue from rental properties for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Single-family rental	$94,400	$81,348	$13,052	$366,982	$297,956	$69,026
Multi-family rental – U.S.	27,583	28,567	(984)	111,205	63,810	47,395

Revenue from rental properties	$121,983	$109,915	$12,068	$478,187	$361,766	$116,421

Revenue from rental properties for the three months ended December 31, 2020 totalled $122.0 million, an increase of $12.1 million compared to $109.9 million for the same period in the prior year. The increase is attributable to:

•

An increase of $13.1 million in rental revenue from single-family rental properties reflecting (i) an 8.3% portfolio expansion (22,766 rental homes compared to 21,014), (ii) 4.2% growth in average effective rent per home ($1,464 compared to $1,405), and (iii) a 1.9% increase in occupancy (96.4% compared to 94.5%).

•

A partially offsetting decrease of $1.0 million in rental revenue from the U.S. multi-family rental portfolio, driven by (i) a 1.3% decline in occupancy (93.6% compared to 94.9%), (ii) a $0.5 million (or 130%) increase in bad debt expense ($0.8 million compared to $0.3 million) as a result of higher resident delinquency, and (iii) a $0.4 million (or 169%) increase in leasing concessions ($0.6 million compared to $0.2 million) from an effort to drive occupancy.

Revenue from rental properties for the twelve months ended December 31, 2020 totalled $478.2 million, an increase of $116.4 million from the prior year as a result of (i) the expansion of the single-family rental portfolio as well as improvements in occupancy and average monthly rent as discussed above, and (ii) the inclusion of twelve months of revenue from the U.S. multi-family portfolio in 2020 compared to a seven-month inclusion in the comparative period, as the portfolio was acquired in the second quarter of 2019.

Direct operating expenses

The following table provides further details regarding direct operating expenses for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Single-family rental	$30,681	$28,490	$(2,191)	$121,242	$104,605	$(16,637)
Multi-family rental – U.S.	11,979	11,603	(376)	48,296	25,863	(22,433)

Direct operating expenses	$42,660	$40,093	$(2,567)	$169,538	$130,468	$(39,070)

Direct operating expenses for the three months ended December 31, 2020 were $42.7 million, an increase of $2.6 million compared to the same period in the prior year. The variance is attributable to:

•

An increase of $2.2 million from the single-family rental portfolio, driven by (i) an 8.3% growth in the size of the portfolio (1,752 more rental homes in service in Q4 2020 compared to Q4 2019), (ii) a 5.0% increase in property taxes, and (iii) a partially offsetting decrease in repairs, maintenance and turnover expenses owing to a 3.1% decrease in turnover as well as improved cost discipline and controlled scoping of maintenance work.

•

An increase of $0.4 million from the U.S. multi-family rental portfolio, reflecting a 27.9% increase in property insurance premiums due to industry-wide price escalation and normal-course salary increases for on-site property management personnel.

Direct operating expenses for the twelve months ended December 31, 2020 were $169.5 million, an increase of $39.1 million compared to the prior year. This variance is primarily attributable to (i) the acquisition of the U.S. multi-family rental portfolio in the second quarter of 2019, resulting in the inclusion of twelve months of operating expenses in 2020 compared to seven months in 2019, and (ii) the expansion of the single-family rental portfolio year-over-year along with the property tax increases discussed above.

22 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three and twelve months ended December 31, 2020, net of inter-segment revenues eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon’s subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Asset management fees	$2,815	$3,355	$(540)	$12,061	$15,099	$(3,038)
Performance fees	1,691	2,565	(874)	2,836	7,448	(4,612)
Development fees(1)	5,653	5,876	(223)	18,298	17,736	562
Property management fees	180	342	(162)	895	777	118

Revenue from private funds and advisory services	$10,339	$12,138	$(1,799)	$34,090	$41,060	$(6,970)

(1)	Development fees are comprised of fees earned by:

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
The Johnson Companies (“Johnson”)	$4,833	$5,509	$(676)	$14,586	$15,726	$(1,140)
Tricon Development Group (“TDG”)	820	367	453	3,712	2,010	1,702

Development fees	$5,653	$5,876	$(223)	$18,298	$17,736	$562

Revenue from private funds and advisory services for the three months ended December 31, 2020 totalled $10.3 million, a decrease of $1.8 million from the same period in the prior year. The variance is primarily attributable to:

•

A decrease of $0.9 million in performance fees generated from the Company’s for-sale housing investments portfolio, owing to higher performance fees paid in the fourth quarter of 2019 from commingled funds and separate accounts compared to the current period. Performance fees are paid when realized returns from an Investment Vehicle exceed third-party investor return thresholds, and are therefore episodic in nature and can vary substantially from period to period.

•

A decrease of $0.5 million in asset management fees, as significant distributions were made from investments in for-sale housing to third-party investors over the past twelve months, thereby reducing the outstanding invested capital upon which asset management fees are based.

•

A decrease of $0.2 million in development fees driven by (i) a $0.7 million reduction from Johnson attributable to fewer lot sales in the fourth quarter of 2020 compared to the comparative period (see below), and (ii) a partially offsetting increase of $0.5 million in development fees earned from Canadian multi-family developments at Blocks 3/4/7 of the West Don Lands project.

Johnson’s development fees are generated based on the number of lots sold to homebuilders. While Johnson does not generate revenues from third-party homes sales, the number of homes sold is indicative of Johnson’s expected future performance as homebuilders must replenish inventories to accommodate future demand. In spite of the COVID-19 pandemic, the for-sale housing market has fared well, underpinned by ultra-low mortgage rates, de-densification and de-urbanization trends and extended work-from-home orders, which have all led to higher demand for detached houses. Third-party home sales at Johnson communities increased by 24% year-over-year (2020 – 4,876 vs. 2019 – 3,920), which is expected to drive homebuilders’ demand for lot inventory in the coming periods.

Revenue from private funds and advisory services for the twelve months ended December 31, 2020 totalled $34.1 million, a decrease of $7.0 million from the prior year largely for the reasons discussed above.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Income from investments in Canadian multi-family developments

Investments in Canadian multi-family developments include joint ventures and equity holdings in development projects, which are equity-accounted for in accordance with IAS 28 (as defined in Section 8), namely The Taylor, West Don Lands, The Ivy and 7 Labatt. The Selby, a Canadian multi-family rental property, is also accounted for under the equity method while its operational results are discussed within the Canadian multi-family rental segment in Section 4.2 as the property is now substantially stabilized. The James (Scrivener Square) and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is grouped with Other income (expenses) given its immaterial nature.

The following table provides further details regarding income from investments in Canadian multi-family developments for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Multi-family rental – Canada (The Selby)(1)	$427	$535	$(108)	$746	$(564)	$1,310
Multi-family rental – Canada (under development)	8,293	6,881	1,412	13,378	8,278	5,100

Income from investments in Canadian multi-family developments	$8,720	$7,416	$1,304	$14,124	$7,714	$6,410

(1) See Section 4.2.2, “Canadian multi-family rental – The Selby”, for details of the operational performance of The Selby.

Income from investments in Canadian multi-family developments for the three months ended December 31, 2020 was $8.7 million, an increase of $1.3 million from the same period in the prior year. This variance was driven by:

•

An increase of $1.4 million in income from the Company’s development projects, primarily attributable to fair value gains recognized on Blocks 3/4/7 of the West Don Lands project, which achieved development milestones in the current period. In comparison, the fair value gains in the comparative period were driven by land value increases across multiple projects, which moderated in 2020.

•

A partially offsetting decrease of $0.1 million in income from The Selby, as higher fair value gains were recognized in the fourth quarter of 2019 while no fair value gains were recorded in the same period in 2020.

Income from investments in Canadian multi-family developments for the twelve months ended December 31, 2020 was $14.1 million, an increase of $6.4 million from the prior year. The variance is attributable to:

•

An increase of $5.1 million in income from the Company’s development projects, reflecting fair value gains on multiple blocks of the West Don Lands project, including Block 8 which commenced construction in 2020.

•

An additional increase of $1.3 million in income from The Selby. The Selby generated positive net operating income (“NOI”) in 2020 following its substantial stabilization, compared to a loss during the lease-up period in 2019. Tricon’s share of NOI was $0.9 million, reflecting occupancy of 87.0% and average monthly rent of $2,663 (in Canadian dollars) for the year (see Section 4.2.2).

Income (loss) from investments in for-sale housing

The following table presents the income (loss) from investments in for-sale housing for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Income (loss) from investments in for-sale housing	$10,191	$2,964	$7,227	$(61,776)	$9,646	$(71,422)

Income from investments in for-sale housing for the three months ended December 31, 2020 was $10.2 million, an increase of $7.2 million from the same period in the prior year. This increase was driven largely by higher valuations at certain projects which are experiencing improved performance, reflecting stronger housing demand buoyed by historically low mortgage rates, de-urbanization trends and extended work-from-home mandates.

Loss from investments in for-sale housing for the twelve months ended December 31, 2020 was $61.8 million, a decrease of $71.4 million compared to income of $9.6 million for 2019. The variance was driven by a fair value loss of $79.6 million recorded in the first quarter of 2020, which was partially recovered in the latter part of the year through improvements in project performance as discussed above. While the for-sale housing market outlook for 2021 appears favourable, management is also mindful of rising labour and material costs which could partially offset rising home prices and high absorption rates.

24 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Property management overhead

Property management overhead costs are corporate-level costs (including salaries of employees engaged in leasing, acquisition, disposition and other direct property management-related activities) and are not direct property-level costs included in NOI.

The following table provides further details regarding property management overhead for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Property management salaries and benefits	$3,384	$3,432	$48	$12,903	$15,873	$2,970
Other property management overhead(1)	2,488	2,243	(245)	9,751	10,002	251

Property management overhead	$5,872	$5,675	$(197)	$22,654	$25,875	$3,221

(1)	Includes general and administration expenses, marketing and other expenses attributable to the property management platform.

Property management overhead for the three months ended December 31, 2020 was $5.9 million, an increase of $0.2 million compared to the same period in the prior year. The increase was primarily attributable to incremental IT subscription costs in scaling the operating platform and online marketing initiatives to drive virtual leasing activities.

Property management overhead for the twelve months ended December 31, 2020 was $22.7 million, a decrease of $3.2 million compared to the prior year. The favourable variance is primarily driven by increased allocation of property management salaries to direct operating costs, as the rental portfolio under management continued to expand. The amount of property management overhead allocated to direct operating costs correlates with the amount of revenue earned from rental properties during the period. In addition, lower travel costs and contained overhead expenses due to constrained property management activities during the COVID-19 pandemic drove savings in overhead expenses.

Compensation expense

The following table provides further details regarding compensation expense, excluding the compensation expense for direct property management employees noted above, for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)		Three months			Twelve months
		2020	2019	Variance	2020	2019	Variance
Salaries and benefits		$6,319	$5,139	$(1,180)	$21,451	$19,198	$(2,253)
Cash-settled(1)		6,370	2,584	(3,786)	15,721	11,661	(4,060)
Equity-settled(2)		198	290	92	2,066	2,194	128

Annual incentive plan (“AIP”)		6,568	2,874	(3,694)	17,787	13,855	(3,932)
Cash-settled(1)		1,549	1,317	(232)	(2,051)	2,843	4,894
Equity-settled(2)		504	414	(90)	2,913	1,785	(1,128)

Long-term incentive plan (“LTIP”)		2,053	1,731	(322)	862	4,628	3,766

Total compensation expense	+ +	$14,940	$9,744	$(5,196)	$40,100	$37,681	$(2,419)

(1)	Includes cash component and performance share units.
(2)	Includes deferred share units, stock options and restricted shares.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Compensation expense for the three months ended December 31, 2020 was $14.9 million, an increase of $5.2 million compared to the same period in the prior year. The variance is attributable to:

•

An increase of $3.7 million in AIP expense, which represents: (i) an expanded base salary pool on which the AIP is measured; (ii) an increase to previously accrued expenses throughout the year, as the year-end AIP payable was finalized based on actual performance; and (iii) an increase in cash-settled PSUs, which incorporates existing and new entitlements as well as an increase from revaluation owing to the Company’s share price increase. As at December 31, 2020, the Company’s share price was $8.98 (C$11.43), a 26% increase compared to $7.10 (C$9.69) as at the end of 2018, the year in which the PSU plan was first implemented.

•	An increase of $1.2 million in payroll costs related to additional staffing to support Tricon’s continued growth as well as normal course salary adjustments.

Compensation expense for the twelve months ended December 31, 2020 was $40.1 million, an increase of $2.4 million compared to the prior year. The variance is driven by:

•	An increase of $3.9 million and $2.3 million in AIP expense and salaries and benefits, respectively, for the reasons discussed above.

•

A partially offsetting decrease of $3.8 million in LTIP expense, which corresponds to the significant write-down of Tricon’s investments in for-sale housing, resulting in lower estimated future performance fees to be paid to management under the LTIP.

General and administration expense

The following table presents general and administration expense for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
General and administration expense	$5,748	$5,925	$177	$23,569	$20,846	$(2,723)

General and administration expense for the three months ended December 31, 2020 was $5.7 million, a decrease of $0.2 million compared to the same period in the prior year. This favourable variance is driven by lower professional fees incurred in the fourth quarter of 2020 compared to the comparative period, which included additional expenses related to the implementation of the Company’s ESG roadmap, among other items.

General and administration expense for the twelve months ended December 31, 2020 increased by $2.7 million compared to the prior year, driven by higher consulting costs for various improvement initiatives and increased franchise tax in certain states, both of which corresponded with the Company’s growing business activities. Notably, the comparative period includes only seven months of additional overhead costs from Tricon’s expansion into the U.S. multi-family rental business in June 2019, compared to a full year of cost inclusion in 2020.

Interest expense

The following table provides details regarding interest expense for the three and twelve months ended December 31, 2020 by borrowing type.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Corporate borrowings	$1,018	$5,297	$4,279	$13,032	$18,173	$5,141
Property-level borrowings	34,209	34,677	468	135,562	119,661	(15,901)
Convertible debentures	3,687	3,595	(92)	14,572	14,201	(371)
Due to Affiliate	5,429	—	(5,429)	7,116	—	(7,116)
Lease obligations	78	82	4	328	274	(54)

Total interest expense	$44,421	$43,651	$(770)	$170,610	$152,309	$(18,301)

Weighted average interest rate				3.12%	3.95%	0.83%

26 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

The following table provides further details regarding interest expense by its nature (cash interest and non-cash interest expense, such as amortization).

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Corporate and property-level borrowings	$33,873	$39,104	$5,231	$144,107	$135,326	$(8,781)
Convertible debentures	2,506	2,492	(14)	9,927	9,902	(25)
Due to Affiliate	4,312	—	(4,312)	5,654	—	(5,654)
Amortization of deferred financing costs, discounts and lease obligations	3,730	2,055	(1,675)	10,922	7,081	(3,841)

Total interest expense	$44,421	$43,651	$(770)	$170,610	$152,309	$(18,301)

Interest expense was $44.4 million for the three months ended December 31, 2020, an increase of $0.8 million compared to $43.7 million for the same period last year. The variance is primarily attributable to:

•

A $5.2 million decrease in interest expense on corporate and property-level borrowings, despite higher borrowings compared to the same period in the prior year. The $5.2 million decrease is mainly driven by the following:

(i)

Corporate credit facility interest expense decreased by $4.3 million as a result of a $271.0 million reduction in the carrying balance of this facility in the past year, from $297.0 million to $26.0 million as at December 31, 2020. In addition, the average effective interest rate on this facility decreased by 0.8% (from 3.82% in Q4 2019 to 3.06% in Q4 2020).

(ii)

Interest expense on property-level debt decreased by $0.5 million as a result of a 1.0% decrease in the average effective interest rates, which outweighed a $0.2 billion increase in the average debt balance. The reduction in the effective interest rate was driven by advantageous refinancing of properties at lower fixed-rate terms (see Section 3.2) along with a 1.6% decrease in LIBOR (from 1.79% in Q4 2019 to 0.15% in Q4 2020). These savings underscore management’s efforts to refinance existing debt at lower prevailing interest rates as well to stagger Tricon’s debt maturities.

•

An offsetting $4.3 million increase in interest expense on the balance Due to Affiliate in connection with the preferred share issuance in September 2020 (see Section 3.2). These interest payments are to fund dividend payments by PIPE LLC.

Interest expense was $170.6 million for the twelve months ended December 31, 2020, an increase of $18.3 million compared to $152.3 million for the prior year. The variance is attributable to:

•

An $8.8 million increase in interest expense on corporate and property-level borrowings, driven primarily by (i) additional debt assumed in relation to the Company’s acquisition of the U.S multi-family rental portfolio in the second quarter of 2019, and (ii) additional debt incurred to finance the Company’s growing portfolio of single-family rental homes.

•	A $5.6 million increase in interest expense on the balance Due to Affiliate as discussed above.

•

A $3.8 million increase in the amortization of deferred financing costs and discounts, attributable to costs incurred for the aforementioned Due to Affiliate and incremental debt for the acquisition of single-family rental homes.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Fair value gain on rental properties	$106,995	$32,025	$74,970	$198,314	$116,548	$81,766

Fair value gain on rental properties was $107.0 million for the three months ended December 31, 2020, an increase of $75.0 million compared to $32.0 million for the same period last year, which is attributable to the single-family rental portfolio. The fair value of single-family rental homes is typically determined by using a combination of Broker Price Opinion (“BPO”) and the Home Price Index (“HPI”) methodologies.

Higher home pricing is attributable to population growth in Sun Belt markets owing to in-migration, de-densification and de-urbanization trends, all of which have strengthened demand for suburban homes. This increased demand coupled with limited supply drove HPI growth during the three months ended December 31, 2020, which was 1.5% (6.0% annualized), net of capital expenditures, compared to 0.7% (2.8% annualized) in the same period in the prior year. The HPI and BPO methodologies were also applied to a larger portfolio of homes in the three months ended December 31, 2020 than in the comparative period, driving even higher fair value gains.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 27

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Fair value gain on rental properties for the twelve months ended December 31, 2020 totalled $198.3 million, an increase of $81.8 million from the prior year. The increase was primarily attributable to a $220.8 million fair value gain on the single-family rental portfolio driven by home price appreciation influenced by the factors discussed above. The variance was partially offset by a fair value loss of $22.5 million on the U.S. multi-family rental portfolio as reduced demand for multi-family living contributed to a downward adjustment in stabilized NOI assumptions in the second quarter of 2020.

Fair value (loss) gain on derivative financial instruments and other liabilities

The following table presents the fair value (loss) gain on derivative financial instruments and other liabilities for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Fair value (loss) gain on derivative financial instruments and other liabilities	$(16,418)	$(1,462)	$(14,956)	$(7,461)	$2,357	$(9,818)

For the three months ended December 31, 2020, the fair value loss on derivative financial instruments and other liabilities increased by $15.0 million to $16.4 million compared to $1.5 million in the same period in the prior year. This unfavourable variance is attributable to a new derivative liability added in the third quarter in connection with the exchangeable preferred units issued by Tricon PIPE LLC (see Section 3.2).

The fair value loss on the derivative financial instruments was driven by an increase in Tricon’s share price, on a USD converted basis, which served to increase the probability of exchange of the exchangeable preferred units into Tricon’s common shares. This increased conversion probability drove the increase in the derivative liability of the Company.

For the twelve months ended December 31, 2020, the fair value loss on derivative financial instruments and other liabilities increased by $9.8 million to $7.5 million compared to a $2.4 million gain in the prior year. The variance is primarily driven by:

•	A $7.9 million increase in the derivative liability in connection with the aforementioned exchangeable preferred units issued by Tricon PIPE LLC in the third quarter of 2020.

•

A $1.0 million loss on a previously-outstanding put liability, compared to a $0.3 million loss in 2019, which was redeemed on March 4, 2020 in connection with the Company’s acquisition and cancellation of 1,867,675 outstanding common shares (see Section 3.2).

•

A partially offsetting $1.5 million gain on the embedded derivative on the 2022 convertible debentures, reflecting an increase in the value of Tricon’s redemption option relative to the holders’ conversion option. In the comparative period, the fair value gain of $3.3 million related primarily to the conversion option, driven by a reduction in the time remaining until option expiration, among other factors.

Transaction costs

The following table presents the transaction costs for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Transaction costs	$2,491	$6,532	$4,041	$14,016	$36,415	$22,399

For the three months ended December 31, 2020, transaction costs were $2.5 million, a decrease of $4.0 million compared to the same period in the prior year. The decrease was primarily driven by costs incurred for the acquisition of the U.S. multi-family rental portfolio in the comparative period.

For the twelve months ended December 31, 2020, transaction costs were $14.0 million, a decrease of $22.4 million compared to the prior year, driven primarily by $28.0 million of transaction costs incurred for the acquisition of the U.S. multi-family rental portfolio in 2019. This decrease was partially offset by transaction costs incurred in connection with the issuance of the exchangeable preferred units by Tricon PIPE LLC. The Company incurred $15.2 million of transaction costs in connection with the Transaction, of which $12.2 million was capitalized and $3.0 million was expensed as transaction costs (see Section 3.2).

28 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Net change in fair value of limited partners’ interests in rental business

Ownership interests in the single-family rental joint venture (“SFR JV-1”) are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners’ interests in rental business for the three and twelve months ended December 31, 2020.

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Net change in fair value of limited partners’’ interests in rental business	$(17,780)	$(4,210)	$(13,570)	$(50,581)	$(3,784)	$(46,797)

For the three months ended December 31, 2020, the change in fair value of limited partners’ interests in rental business was $17.8 million compared to $4.2 million for the same period in the prior year, representing an increase in non-controlling limited partners interests of $13.6 million. This increase in non-controlling limited partners’ interests mainly reflects additional income earned from SFR JV-1 during the year that is attributable to the Company’s joint venture partners. The increase in income was driven largely by NOI growth associated with a larger portfolio and a higher fair value gain on rental properties in which SFR JV-1 invests.

For the twelve months ended December 31, 2020, the fair value of limited partners’ interests in rental business increased by $50.6 million compared to an increase of $3.8 million for the prior year, for the same reasons noted above.

Income tax expense

For the periods ended December 31 (in thousands of U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Income tax (recovery) expense – current	$(7,087)	$(1,974)	$5,113	$(4,050)	$5,395	$9,445
Income tax expense – deferred	33,133	3,228	(29,905)	40,425	11,934	(28,491)

Income tax expense – total	$26,046	$1,254	$(24,792)	$36,375	$17,329	$(19,046)

For the three months ended December 31, 2020, income tax expense was $26.0 million, an increase of $24.8 million compared to the same period in the prior year driven primarily by a higher deferred tax expense of $29.9 million related to the fair value gain on rental properties. This variance was partially offset by an increase in the current tax recovery of $5.1 million that arose from the utilization of a loss carryback provision which enabled the Company to apply current year tax losses from certain corporate entities against taxes paid in previous periods.

For the twelve months ended December 31, 2020, income tax expense was $36.4 million, an increase of $19.0 million compared to the prior year for the reasons discussed above. In addition, the comparative period included the current tax impact of the gain on the sale of U.S. multi-family developments.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

3.2 Review of selected balance sheet items

The comparative figures in the Company’s consolidated balance sheets in the table below have been recast as if the current reporting framework under IFRS 10, which was first applied by the Company effective January 1, 2020 on a prospective basis, had been in effect as at December 31, 2019.

As at (in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
		Recast
		(Schedule B)
ASSETS
Non-current assets
Rental properties	$6,321,918	$5,682,525
Investments in Canadian multi-family developments	94,868	75,141
Canadian development properties	110,018	35,625
Investments in for-sale housing	164,842	300,653
Restricted cash	116,302	84,082
Goodwill	108,838	108,838
Intangible assets	12,363	16,396
Other assets	47,990	42,071
Deferred income tax assets	102,444	84,749
Derivative financial instruments	841	—

Total non-current assets	7,080,424	6,430,080

Current assets
Cash	55,158	31,107
Amounts receivable	25,593	13,851
Prepaid expenses and deposits	13,659	11,358

Total current assets	94,410	56,316

Total assets	$7,174,834	$6,486,396

LIABILITIES
Non-current liabilities
Long-term debt	$3,863,316	$3,954,977
Convertible debentures	165,956	161,311
Due to Affiliate	251,647	—
Derivative financial instruments	45,494	629
Limited partners’ interests in rental business	356,305	285,774
Long-term incentive plan	17,930	21,409
Other liabilities	4,599	19,764
Deferred income tax liabilities	298,071	240,723

Total non-current liabilities	5,003,318	4,684,587

Current liabilities
Amounts payable and accrued liabilities	98,290	97,744
Resident security deposits	45,157	32,125
Dividends payable	10,641	10,474
Current portion of long-term debt	274,190	284

Total current liabilities	428,278	140,627

Total liabilities	5,431,596	4,825,214

Equity
Share capital	1,192,963	1,201,061
Share capital reserve	—	(13,057)
Contributed surplus	19,738	20,223
Cumulative translation adjustment	23,395	19,396
Retained earnings	499,000	425,515

Total shareholders’ equity	1,735,096	1,653,138
Non-controlling interest	8,142	8,044

Total equity	1,743,238	1,661,182

Total liabilities and equity	$7,174,834	$6,486,396

30 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Schedule B

The table below provides a reconciliation of balance sheet results as at December 31, 2019 from figures previously disclosed under investment entity accounting in accordance with IFRS 10 to the recast figures shown above.

(in thousands of U.S. dollars)	Previously reported	Adjustments	Recast
ASSETS
Non-current assets
Rental properties	$—	$5,682,525	$5,682,525
Investments – Tricon American Homes	1,365,007	(1,365,007)	—
Investments – Tricon Lifestyle Rentals	525,932	(525,932)	—
Investments in Canadian multi-family developments	—	75,141	75,141
Investments in for-sale housing	300,653	—	300,653
Canadian development properties	—	35,625	35,625
Restricted cash	—	84,082	84,082
Goodwill	219	108,619	108,838
Intangible assets	16,396	—	16,396
Other assets	30,677	11,394	42,071
Deferred income tax assets	44,749	40,000	84,749

Total non-current assets	2,283,633	4,146,447	6,430,080

Current assets
Cash	8,908	22,199	31,107
Amounts receivable	8,952	4,899	13,851
Prepaid expenses and deposits	796	10,562	11,358

Total current assets	18,656	37,660	56,316

Total assets	$2,302,289	$4,184,107	$6,486,396

LIABILITIES
Non-current liabilities
Long-term debt	$307,869	$3,647,108	$3,954,977
Convertible debentures	161,311	—	161,311
Derivative financial instruments	657	(28)	629
Limited partners’ interests in rental business	—	285,774	285,774
Long-term incentive plan	21,409	—	21,409
Other liabilities	14,329	5,435	19,764
Deferred income tax liabilities	98,584	142,139	240,723

Total non-current liabilities	604,159	4,080,428	4,684,587

Current liabilities
Amounts payable and accrued liabilities	26,190	71,554	97,744
Resident security deposits	—	32,125	32,125
Dividends payable	10,474	—	10,474
Current portion of long-term debt	284	—	284

Total current liabilities	36,948	103,679	140,627

Total liabilities	641,107	4,184,107	4,825,214

Equity
Share capital	1,201,061	—	1,201,061
Share capital reserve	(13,057)	—	(13,057)
Contributed surplus	20,223	—	20,223
Cumulative translation adjustment	19,396	—	19,396
Retained earnings	425,515	—	425,515

Total shareholders’ equity	1,653,138	—	1,653,138
Non-controlling interest	8,044	—	8,044

Total equity	1,661,182	—	1,661,182

Total liabilities and equity	$2,302,289	$4,184,107	$6,486,396

TRICON RESIDENTIAL 2020 ANNUAL REPORT 31

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the years ended December 31, 2020 and December 31, 2019. The comparative figures in the table below have been recast as if the current reporting framework under IFRS 10, which was first applied by the Company effective January 1, 2020 on a prospective basis, had been in effect for the year ended December 31, 2019.

	December 31, 2020			December 31, 2019
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total	Single-Family Rental	Multi-Family Rental	Total
Balance, beginning of year	$4,337,681	$1,344,844	$5,682,525	$3,357,967	$—	$3,357,967
Initial recognition for business combinations	—	—	—	—	1,338,683	1,338,683
Acquisitions	356,514	—	356,514	733,370	—	733,370
Capital expenditures	93,568	9,067	102,635	115,238	6,161	121,399
Dispositions	(18,070)	—	(18,070)	(18,809)	—	(18,809)
Fair value adjustments	220,849	(22,535)	198,314	149,915	—	149,915

Balance, end of year	$4,990,542	$1,331,376	$6,321,918	$4,337,681	$1,344,844	$5,682,525

Rental properties increased by $639.4 million to $6.3 billion as at December 31, 2020, from $5.7 billion as at December 31, 2019. The increase was driven by:

•	Acquisitions of 1,836 single-family rental homes for $356.5 million, partially offset by the disposition of 119 properties with an aggregate carrying value of $18.1 million.

•

Capital expenditures of $102.6 million of which $93.6 million was attributable to the renovation of newly-acquired single-family homes as well as the maintenance and improvement of homes across the single-family rental portfolio. In addition, $9.1 million was invested in U.S. multi-family properties to enhance common area amenities and restore units.

•

Fair value gain of $220.8 million on the single-family rental portfolio driven by higher demand for single-family homes, as previously discussed, combined with relatively limited supply in the Company’s Sun Belt markets that contributed to significant home price appreciation. This significant fair value gain was partially offset by a $22.5 million fair value loss on the multi-family portfolio recognized in the second quarter of 2020, reflecting the negative impact of COVID-19 on NOI assumptions.

Investments in Canadian multi-family developments

The table below presents the change in investments in Canadian multi-family developments for the twelve months ended December 31, 2020.

(in thousands of U.S. dollars)	As at December 31, 2019	Advances	Distributions	Income	Translation adjustment	As at December 31, 2020
Multi-family rental – Canada (The Selby)(1)	$19,733	$—	$(935)	$746	$369	$19,913
Multi-family rental – Canada (under development)(2)	55,408	4,294	—	13,378	1,875	74,955

Investments in Canadianmulti-family developments	$75,141	$4,294	$(935)	$14,124	$2,244	$94,868

(1)	See Section 4.2.2, “Canadian multi-family rental – The Selby”, for details of the operational performance of The Selby.
(2)	See Section 4.3.1, “Canadian Class A multi-family developments”, for details of Canadian multi-family projects under development.

Investments in Canadian multi-family developments increased by $19.7 million to $94.9 million as at December 31, 2020 compared to $75.1 million as at December 31, 2019. The increase was primarily attributable to (i) income of $14.1 million, mainly related to fair value gains from the West Don Lands projects, which achieved significant development and construction milestones during the year, (ii) advances to development projects of $4.3 million, and (iii) a favourable foreign exchange translation adjustment of $2.2 million driven by a stronger Canadian dollar, partially offset by (iv) distributions of $0.9 million from The Selby.

32 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Canadian development properties

The table below presents the change in investments in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the twelve months ended December 31, 2020.

(in thousands of U.S. dollars)	As at December 31, 2019	Acquisitions	Development expenditures	Translation adjustment	As at December 31, 2020
Canadian development properties	$35,625	$65,861	$2,998	$5,534	$110,018

The Company’s Canadian development properties increased by $74.4 million to $110.0 million as at December 31, 2020 compared to $35.6 million as at December 31, 2019. The increase was attributable to (i) the acquisition of third-party ownership interests in The James and The Shops of Summerhill for $65.9 million during the second quarter of 2020, (ii) a favourable foreign exchange translation adjustment of $5.5 million driven by a stronger Canadian dollar, and (iii) development expenditures of $3.0 million at The James.

Investments in for-sale housing

The table below presents the change in investments in for-sale housing for the twelve months ended December 31, 2020.

(in thousands of U.S. dollars)	As at December 31, 2019	Advances	Loss from investments in for-sale housing	Distributions	As at December 31, 2020
Investments in for-sale housing	$300,653	$3,408	$(61,776)	$(77,443)	$164,842

Investments in for-sale housing decreased by $135.8 million to $164.8 million as at December 31, 2020 compared to $300.7 million as at December 31, 2019. The decrease was attributable to (i) distributions of $77.4 million primarily from the syndication of a balance sheet investment in the first quarter, (ii) a cumulative fair value loss of $61.8 million driven by the write-down recognized in the first quarter of 2020 as a result of negative revisions in expected project performance and uncertainty of cash flows caused by the onset of COVID-19, partially offset by (iii) advances to projects of $3.4 million.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	December 31, 2020	December 31, 2019	Variance
Single-family rental properties borrowings	$3,156,601	$2,728,717	$(427,884)
Multi-family rental properties borrowings	910,340	916,340	6,000
Canadian development properties borrowings	60,037	13,935	(46,102)
Corporate borrowings	37,089	308,153	271,064

	4,164,067	3,967,145	(196,922)
Transaction costs (net of amortization)	(25,019)	(9,896)	15,123
Debt discount (net of amortization)	(1,542)	(1,988)	(446)

Total debt per balance sheet(1)	$4,137,506	$3,955,261	$(182,245)
Cash and restricted cash	(171,460)	(115,189)	56,271

Net debt	$3,966,046	$3,840,072	$(125,974)

Total assets	$7,174,834	$6,486,396	$688,438
Net debt to assets(2)	56.6%	60.3%

(1)	Excludes the 2022 convertible debentures and Due to Affiliate.
(2)	Calculated by dividing net debt by total assets (net of cash and restricted cash).

Net debt increased by $126.0 million to $4.0 billion as at December 31, 2020, from $3.8 billion as at December 31, 2019. The variance was primarily attributable to:

•

An increase of $427.9 million in single-family rental properties borrowings driven by two new securitization transactions completed during the year with a total face value of $993.9 million. Of the net proceeds, $352.5 million was used to pay down a higher-coupon securitization facility and a portion was used to reduce short-term debt.

•

An increase of $46.1 million in Canadian development properties borrowings, attributable to assumed debt and vendor take-back loans as part of the Company’s purchase of its partners’ 50% and 75% respective interests in The James and The Shops of Summerhill during the second quarter of 2020 (see Section 4.3.1).

TRICON RESIDENTIAL 2020 ANNUAL REPORT 33

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

•

A reduction in corporate borrowings of $271.1 million. The Company used the $287.8 million net proceeds of Tricon PIPE LLC’s issuance of exchangeable preferred units to repay the majority of the balance outstanding on the Company’s revolving credit facility.

•

An increase of $56.3 million in cash and restricted cash mainly attributable to cash reserved to pay for upcoming property tax bills and capital renovation projects on a larger portfolio of single-family rental homes, as well as a higher cash balance at SFR JV-1 to finance the acquisition of single-family rental homes after year-end.

The weighted average interest rate applicable to debt owed by the Company as at December 31, 2020 was 3.12%. The following table summarizes the debt structure and leverage position as at December 31, 2020:

(in thousands of U.S. dollars) Debt structure	Balance	% of total	Weighted average interest rate	Weighted average time to maturity (years)
Fixed (including floating swapped to fixed)	$3,152,455	75.7%	3.24%	4.4
Floating	1,011,612	24.3%	2.76%	1.5

Total/Weighted average	$4,164,067	100.0%	3.12%	3.7

During the quarter, Tricon negotiated additional extension options of its two single-family warehouse credit facilities, extending their maturities into the fourth quarter of 2022. As at December 31, 2020, Tricon’s near-term debt maturities include a land loan and a vendor take-back loan totalling $47.6 million in connection with Tricon’s Canadian multi-family developments, the U.S. multi-family credit facility of $109.9 million and the SFR JV-1 subscription facility of $116.0 million. The SFR JV-1 subscription facility will be repaid jointly with the limited partners as per the joint venture agreement and the U.S. multi-family credit facility will be repaid upon syndication of the Company’s interest in the portfolio (see Section 4.4).

As a result of the transactions during the fourth quarter described above, Tricon extended the weighted average time to maturity of its debt to 3.7 years as at December 31, 2020, representing an increase of 0.3 years from the previous quarter. In addition, Tricon reduced its weighted average interest rate by 0.25% to 3.12% compared to 3.37% in the previous quarter, due in large part to favourable rate financing transactions entered into during the quarter, along with a decrease in LIBOR.

Tricon’s debt maturities as at December 31, 2020 are presented below, assuming the exercise of all extension options.

DEBT MATURITY ANALYSIS*

(in millions of U.S. dollars)

*	Assumes the exercise of all extension options.
**	Single-family rental borrowings maturing in 2026 include securitized debt totalling $887 million.

34 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Goodwill

Goodwill was $108.8 million as at December 31, 2020, comprised primarily of the goodwill recognized upon the deemed acquisitions of the single-family rental and multi-family rental businesses on January 1, 2020 as a result of converting to consolidated accounting. The Company tested its goodwill and concluded that there was no impairment of goodwill as at December 31, 2020. The goodwill testing model is sensitive to underlying assumptions, such as changes in the discount rate and long-term growth rate. Refer to Note 12 to the consolidated financial statements.

Other liabilities

Other liabilities decreased by $15.2 million to $4.6 million as at December 31, 2020, from $19.8 million as at December 31, 2019, primarily attributable to the settlement of the $13.4 million put liability in relation to common shares issued by Tricon in connection with its acquisition of the Starlight U.S. Multi-Family (No. 5) Core Fund on June 11, 2019. These put rights were exercised by their holders during the first quarter of 2020 (see Section 6.3).

Limited partners’ interests in rental business

The following table provides details regarding the change in limited partners’ interests in rental business for the twelve months ended December 31, 2020.

(in thousands of U.S. dollars)	As at December 31, 2019	Contributions	Distributions	Net change in fair value	As at December 31, 2020
Limited partners’ interests in rental business	$285,774	$66,112	$(46,162)	$50,581	$356,305

Limited partners’ interests in rental business were $356.3 million as at December 31, 2020, an increase of $70.5 million from December 31, 2019. Limited partners’ interests in the SFR JV-1 single-family rental joint venture are classified as liabilities under the provisions of IAS 32.

Due to Affiliate

On August 26, 2020, Tricon and its affiliate, Tricon PIPE LLC (the “Affiliate” or “LLC”) entered into subscription agreements with each investor in a syndicate of investors (the “Investors”), pursuant to which the Investors subscribed for exchangeable preferred units of the Affiliate (the “Preferred Units”) for an aggregate subscription price of $300 million (the “Transaction”). The Transaction was completed on September 3, 2020, on which date the Company and the Affiliate entered into various agreements with the Investors in connection with the Transaction (together with the subscription agreements, the “Transaction Documents”). The material terms of the Transaction Documents are summarized in the Company’s material change report which, together with the material Transaction Documents, is available on SEDAR at www.sedar.com.

In connection with the Transaction, the Company borrowed the subscription proceeds of $300 million from the Affiliate. This indebtedness, which is evidenced by a promissory note (the “Promissory Note” or “Due to Affiliate”), has a maturity of September 3, 2032 (permitting prepayment at any time pursuant to its terms) and bears interest at a rate of 5.75% per annum, calculated and payable quarterly for the first seven years following Closing with increases thereafter matching the applicable increases of the dividend rate applicable to the Preferred Units, described below. The Company incurred $15.2 million of transaction costs in connection with the Transaction, of which $12.2 million was capitalized, which reduced the initial fair value of the Promissory Note, and the remaining portion was expensed as it was attributed to the derivative component of the Promissory Note.

On September 3, 2020, the fair value of the Promissory Note was $262.4 million, and $37.6 million of the subscription price was allocated to the fair value of the derivative (see Derivative financial instruments in connection with the Transaction). As at December 31, 2020, the carrying value of the Due to Affiliate was $251.6 million, net of unamortized discount and transaction costs.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 35

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Derivative financial instruments in connection with the Transaction

Pursuant to the Transaction Documents, the holders of the Preferred Units have the right to exchange the Preferred Units into common shares of the Company at any time at the option of the holder (the “Exchange Right”) at an initial exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents (the “Exchange Price”), subject to shareholder approval, where applicable. Holders of Preferred Units are also entitled to receive a cash dividend equal to 5.75% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents), per annum, calculated and payable quarterly for the first seven years following closing of the Transaction (“Closing”), with a prescribed annual increase to the dividend rate of 1% per year thereafter, up to a maximum rate of 9.75% per year.

The Affiliate has the right to force the exchange (the “Forced Exchange Right”) of the outstanding Preferred Units beginning after the fourth anniversary of Closing, provided the 20-day volume-weighted average price of Tricon’s shares exceeds 135% of the Exchange Price (reducing to 115% following the fifth anniversary of Closing). The Affiliate also has the right to redeem the Preferred Units (“Redemption Right”) at any time following the fifth anniversary of Closing for cash equal to 105% of the Liquidation Preference of the Preferred Units (as defined in the Transaction Documents).

The Promissory Note contains mandatory prepayment provisions (“Mandatory Prepayment”) applicable in connection with certain provisions of the Transaction Documents requiring the redemption of all or a portion of the outstanding Preferred Units. This Mandatory Prepayment is a derivative, which incorporates assumptions in respect of the Exchange Right, Forced Exchange Right and Redemption Right, and is measured separately from the Promissory Note, with a fair value at inception of $37.6 million. From September 3, 2020 to December 31, 2020, there was a fair value loss on the derivative on the Due to Affiliate of $7.9 million, increasing the balance to $45.5 million, primarily driven by an increase in Tricon’s common share price, on a USD converted basis, from September 3rd to December 31st, which served to increase the probability of exchange of the preferred units into Tricon’s common shares (see Section 3.1).

3.3 Subsequent events

COVID-19 related business update

In light of the ongoing COVID-19 pandemic, the Company is providing a more current update on its rental operations.

Single-family rental

In the single-family rental business, same home occupancy for January remained stable at 97.3%. As of February 28, 2021, the Company had collected 97% of January rents and fewer than 1% of Tricon’s single-family rental residents had requested a rent deferral plan because of economic hardship in 2021. Average blended rent growth for the same home portfolio in January increased to 6.0%, driven by 10.6% growth on new move-ins and 4.0% growth on renewals.

U.S. multi-family rental

In the U.S. multi-family rental business, same property occupancy for January improved to 94.6%. As of February 28, 2021, the Company had collected 96% of January rents and none of Tricon’s multi-family rental residents had requested a rent deferral plan because of economic hardship in 2021. Average blended rent growth for the same property portfolio has also increased in January to 1.1%, registering the first month of positive blended rent growth since February of 2020, driven by 2.8% growth on new move-ins and (0.4%) growth on renewals.

Texas storm update

In February of 2021, a severe winter storm hit Texas that devastated the state’s power grid and natural gas production, leaving thousands of people without power across the state and millions experiencing water disruptions. Based on assessments completed to date, approximately 570 of Tricon’s single-family rental homes and 200 multi-family units in Texas were affected. The Company is expecting no material financial impact as a result of this storm as Tricon’s rental properties are insured under property and casualty insurance policies, subject to certain deductibles and limits. The Company is managing the restoration processes, while remaining focused on our employees’ and residents’ well-being.

U.S. multi-family rental portfolio syndication

On February 25, 2021, the Company announced that it had reached an agreement in principle to enter into a joint venture arrangement with two institutional investors. Under the joint venture, the investors will acquire a combined 80% ownership interest in Tricon’s existing portfolio of 23 U.S. multi-family apartments and Tricon will retain a 20% ownership interest. The transaction reflects a total portfolio value of $1.331 billion including in-place debt, and is expected to generate gross proceeds of approximately $425 million to Tricon, which will be used to repay outstanding debt and for general corporate purposes. The transaction is expected to close in March of 2021, subject to finalizing definitive documentation and customary closing conditions including obtaining the necessary lender consents.

Quarterly dividend

On March 2, 2021, the Board of Directors of the Company declared a dividend of seven cents per common share in Canadian dollars payable on or after April 15, 2021 to shareholders of record on March 31, 2021.

36 2020 ANNUAL REPORT TRICON RESIDENTIAL

4

OPERATING RESULTS
OF BUSINESSES

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4. OPERATING RESULTS OF BUSINESSES

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter on a segment-by-segment basis. Although the Company’s performance is primarily measured by Core FFO per share, as set out in Section 1.1, management also monitors the underlying activities within those businesses using KPIs to provide a better understanding of the performance of the Company. A list of these KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 7.1. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and throughout this document reflect Tricon’s proportionate share of results, unless otherwise stated.

38 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Operational highlights by segment

The following table summarizes Tricon’s proportionate share of operating results and key performance metrics for each business segment. In previous years, operating highlights by segment were disclosed on a consolidated or portfolio-wide basis, and have been recast to conform with the current period presentation. Refer to Section 5 for a reconciliation of Tricon’s proportionate financial results from each segment to consolidated figures under IFRS.

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars, except percentages and units)	2020	2019	2020	2019
SINGLE-FAMILY RENTAL (Refer to Section 4.1)

Total rental homes managed	22,766	21,014
Net operating income (NOI)(1)	$50,476	$45,493	$197,528	$173,865
Same home net operating income (NOI) margin(1)	66.8%	65.3%	66.3%	65.5%
Same home net operating income (NOI) growth(1)	5.1%	N/A	5.6%	N/A
Same home occupancy(1)	97.3%	95.9%
Same home annualized turnover(1)	22.2%	25.7%
Same home average quarterly rent growth – blended(1)	5.6%	5.3%

MULTI-FAMILY RENTAL (Refer to Section 4.2)

U.S. multi-family rental(2),(3) – See Section 4.2.1
Total suites managed	7,289	7,289
Net operating income (NOI)	$15,604	$16,964	$62,909	$67,170
Net operating income (NOI) margin	56.6%	59.4%	56.6%	59.0%
Occupancy	93.6%	94.9%
Annualized turnover	46.5%	51.3%
Average quarterly rent growth – blended	(1.8%)	1.1%

Canadian multi-family rental(4) – See Section 4.2.2
Total suites managed	500	—
Net operating income (NOI)(5)	$220	$—	$927	$—
Net operating income (NOI) margin(5)	55.6%	—	58.6%	—
Occupancy(5)	87.0%	—
Annualized turnover(5)	41.6%	—
Average quarterly rent growth – blended(5)	(5.1%)	—

RESIDENTIAL DEVELOPMENT (Refer to Section 4.3)

Investments in residential developments(6)	$292,958	$397,815
Core funds from operations (Core FFO)	11,532	3,076	$18,913	$8,240
Cash distributions from investments to Tricon	12,720	24,284	77,443	51,946

PRIVATE FUNDS AND ADVISORY (Refer to Section 4.4)

Revenue from private funds and advisory services	$10,339	$12,138	$34,090	$41,060
Third-party AUM(7)	2,553,358	2,434,610

(1)	Operating metrics are stated at Tricon’s proportionate share of the managed portfolio and exclude limited partners’ interests in the SFR JV-1 portfolio.
(2)	The financial information presented in the table includes prior-year results for comparability although Tricon’s U.S. multi-family rental portfolio was acquired on June 11, 2019.
(3)	For the three and twelve months ended December 31, 2020, the total property results equate to same property results for the U.S. multi-family rental portfolio.
(4)

Presented within investments in Canadian multi-family developments and income from Canadian multi-family developments, respectively, on the Company’s balance sheet and income statement. Tricon’s proportionate share of the operating results and key performance metrics is presented to provide more insight into underlying property operations.

(5)	Operating metrics are stated at Tricon’s proportionate share of the managed portfolio and exclude limited partner’s interest in The Selby.
(6)	Represents Tricon’s investments in Canadian multi-family developments, investments in Canadian development properties (net of debt) and investments in for-sale housing.
(7)	KPI measure; see Section 7.2.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 39

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

4.1 Single-Family Rental

The discussion and presentation of the single-family rental operating metrics and results throughout this section reflect Tricon’s proportionate share of the business, including its proportionate share of the Company’s single-family rental joint venture (“SFR JV-1”), unless otherwise stated. Prior period metrics have also been recast to reflect Tricon’s proportionate share.

Operating results

The Company’s single-family rental business continued to benefit from secular tailwinds which drove higher occupancy, rent growth and retention in the quarter. De-urbanization, de-densification and work-from-home trends have accelerated over the course of the COVID-19 pandemic, making Tricon’s Sun Belt markets and suburban rental homes an increasingly attractive option for many families. Tighter supply, stringent mortgage underwriting and affordability pressures in the for-sale market have also contributed to growing demand for rental housing.

Above all, Tricon’s Sun Belt middle-market strategy has proven to be resilient throughout this economic down cycle. Tricon’s relatively low average rent-to-income ratio of 23% and stable resident base with average household incomes of $85,000 (based on the prior six months of new move-ins) have allowed the single-family rental business to weather a large portion of the negative economic effects caused by the COVID-19 pandemic thus far.

Tricon’s single-family rental business finished the year on a strong note, reporting a record-high NOI margin of 67.1% in the fourth quarter. Both occupancy and blended rent growth remained healthy at 96.4% and 5.4%, respectively. Blended rent growth was comprised of 10.7% growth on new leases, attributable to strong demand and a scarcity of homes available for rent, as well as 2.9% growth on renewals, reflecting the Company’s policy of moderating rent increases for current residents. Management expects that a favourable supply-demand imbalance coupled with inherent portfolio loss-to-lease, estimated conservatively to be 7% to 9% of current rents, will continue to drive rent growth in 2021 and beyond (see “Non-IFRS measures and forward-looking statements” on page 1).

The annualized turnover rate was 22.3% during the quarter, a 3.1% decrease from 25.4% recorded during the same period in 2019. On a full-year basis, resident turnover was 23.4% compared to 26.9% in the prior year, reflecting Tricon’s focus on superior customer service and effective renewal management, as well as a strong occupancy bias throughout the pandemic, which has provided residents with housing security during these challenging times.

The Company acquired 842 homes (at an average cost per home of $226,000 including upfront renovations) during the fourth quarter as acquisition volumes returned to pre-COVID-19 levels. Management continues to see strong opportunities for home-buying and expects to acquire approximately 800 homes in the first quarter of 2021.

The table below presents key operational metrics that drive revenue and NOI for the single-family rental segment (KPI measure; refer to Section 7.1). The operating metrics below reflect Tricon’s proportionate share of the single-family rental portfolio, with the exception of the total number of rental homes comprising the portfolio.

Proportionate operating metrics	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019(1)	Q3 2019(1)	Q2 2019(1)	Q1 2019(1)
Rental homes	22,766	21,948	21,582	21,535	21,014	19,886	19,016	18,094
Occupancy(2)	96.4%	97.3%	97.1%	95.5%	94.5%	94.4%	95.1%	94.5%
Annualized turnover rate	22.3%	26.3%	23.5%	21.4%	25.4%	30.0%	29.7%	22.3%
Average monthly rent(3)	$1,464	$1,450	$1,432	$1,420	$1,405	$1,389	$1,371	$1,348
Average quarterly rent growth –renewal(4)	2.9%	2.4%	3.2%	5.3%	5.3%	5.1%	5.2%	5.3%
Average quarterly rent growth –new move-in(4)	10.7%	11.6%	7.5%	7.5%	5.5%	8.4%	9.1%	8.8%
Average quarterly rent growth –blended(4)	5.4%	5.1%	4.5%	5.9%	5.3%	6.1%	6.5%	6.3%

(1)	Prior period metrics have been recast to reflect Tricon’s proportionate share of the single-family rental segment.
(2)	The decrease in occupancy from Q3 2020 to Q4 2020 was primarily driven by the resumption of acquisition activity to pre-COVID-19 levels.
(3)	Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases.
(4)

Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease.

40 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

The table below presents a breakdown of Tricon’s NOI (KPI measure; refer to Section 7.1) for the single-family rental business.

	Three months					Twelve months
For the periods ended December 31 (in thousands of U.S. dollars)	2020	% of revenue	2019(1)	% of revenue	Variance	2020	% of revenue	2019(1)	% of revenue	Variance
Rental revenue	$74,906		$67,982		$6,924	$292,112		$260,719		$31,393
Concessions and abatements	(326)		(473)		147	(1,231)		(1,621)		390
Fees and other revenue	2,754		2,907		(153)	10,804		10,028		776
Bad debt expense	(2,080)		(560)		(1,520)	(4,745)		(2,145)		(2,600)

Total revenue from rental properties	75,254	100%	69,856	100%	5,398	296,940	100%	266,981	100%	29,959
Property taxes	11,415	15%	10,873	16%	(542)	45,768	15%	42,307	16%	(3,461)
Repairs, maintenance and turnover	5,044	7%	5,547	8%	503	20,555	7%	20,408	8%	(147)
Property management expenses	5,249	7%	4,935	7%	(314)	20,646	7%	18,870	7%	(1,776)
Property insurance	1,168	2%	1,095	2%	(73)	4,606	2%	4,230	2%	(376)
Homeowners’ association (HOA) costs	976	1%	894	1%	(82)	3,858	1%	3,259	1%	(599)
Other direct expenses	926	1%	1,019	1%	93	3,979	1%	4,042	2%	63

Total direct operating expenses	24,778		24,363		(415)	99,412		93,116		(6,296)
Net operating income (NOI)(2)	$50,476		$45,493		$4,983	$197,528		$173,865		$23,663
Net operating income (NOI) margin(2)	67.1%		65.1%			66.5%		65.1%

(1)	The comparative period has been reclassified to conform with the current period presentation.
(2)	KPI measures; see Section 7.1.

NOI was $50.5 million for the three months ended December 31, 2020, an increase of $5.0 million or 11.0% compared to the same period in 2019. The variance in NOI is attributable to an increase of $6.9 million or 10.2% in rental revenue, mainly explained by (i) a larger rental portfolio (Tricon’s proportionate share of rental homes was 17,698 in Q4 2020 compared to 17,054 in Q4 2019), (ii) higher average monthly rent ($1,464 in Q4 2020 compared to $1,405 in Q4 2019), and (iii) a 1.9% increase in occupancy. The higher rental revenue was partially offset by a $1.5 million increase in bad debt expense, as a result of higher resident delinquency from ongoing unemployment related to COVID-19 and the wind-down of various government stimulus programs. The Company has taken a conservative approach and has reserved 100% of residents’ accounts receivable balances aged more than 30 days. The bad debt expense in the fourth quarter represented 2.7% of revenue, compared to historical bad debt levels (pre-COVID-19) of approximately 0.8%.

Direct operating expenses in the quarter increased by $0.4 million or 1.7% driven by higher costs incurred on a larger portfolio of homes, which were partially offset by savings on repairs, maintenance and turnover as well as other direct expenses. The savings were attributable to a lower turnover rate as well as improved cost discipline and controlled scoping of maintenance work.

Managed portfolio

The following tables provide a summary of the single-family rental home portfolio, reflecting information for all homes managed by Tricon, including all homes owned by SFR JV-1 and homes wholly-owned by Tricon.

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Tricon wholly-owned homes	15,355	15,384	15,410	15,429	15,453	15,500	15,535	15,563
SFR JV-1 homes (34% TCN/66% JV Partners)	7,439	6,597	6,212	6,154	5,624	4,462	3,545	2,568

Total homes managed	22,794	21,981	21,622	21,583	21,077	19,962	19,080	18,131
Less homes held for sale	28	33	40	48	63	76	64	37

Rental homes	22,766	21,948	21,582	21,535	21,014	19,886	19,016	18,094
Homes acquired	842	388	68	538	1,162	918	977	730
Less homes disposed	(29)	(29)	(29)	(32)	(47)	(36)	(28)	(41)

Net homes acquired during the quarter(1)	813	359	39	506	1,115	882	949	689

(1)	Of the net homes acquired during the quarter, 842 were acquired by SFR JV-1 and 29 wholly-owned homes were disposed.

Tricon acquired 842 homes (or 813 net of dispositions) during the quarter. As of December 31, 2020, Tricon managed 22,794 homes (22,766 rental homes and 28 homes held for sale) of which 15,355 were wholly-owned by Tricon and 7,439 were owned by SFR JV-1, where Tricon has a one-third equity interest.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 41

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

As at December 31, 2020, Tricon’s single-family rental portfolio is diversified across 18 markets. Market-level details for all homes managed by Tricon are presented below.

Geography	Rental homes	Average vintage	Average total cost per home (in U.S. dollars)	Average size (sq. feet)	Tricon % ownership
Atlanta	5,253	1997	$158,000	1,762	79.3%
Charlotte	2,630	1999	171,000	1,590	69.0%
Nashville	1,031	2009	286,000	1,945	33.7%
Columbia	922	1996	137,000	1,505	65.2%
Raleigh	280	2006	212,000	1,507	33.7%

Southeast United States	10,116	1999	$174,000	1,705	69.4%
Phoenix	2,040	1995	$184,000	1,689	100.0%
Northern California	999	1970	224,000	1,304	100.0%
Las Vegas	601	1996	182,000	1,649	100.0%
Southern California	269	1962	191,000	1,307	100.0%
Reno	248	1981	181,000	1,549	100.0%

Western United States	4,157	1986	$194,000	1,557	100.0%
Dallas	1,760	1991	$169,000	1,580	76.7%
Houston	1,510	1993	161,000	1,610	72.1%
San Antonio	549	1998	165,000	1,616	64.1%

Texas	3,819	1993	$165,000	1,597	73.1%
Tampa	1,797	1987	$180,000	1,555	87.0%
Jacksonville	731	1995	166,000	1,515	73.9%
Southeast Florida	695	1969	173,000	1,417	100.0%
Orlando	477	1988	185,000	1,484	93.0%

Florida	3,700	1985	$177,000	1,512	87.6%
Indianapolis	974	2002	$156,000	1,638	63.3%

Midwest United States	974	2002	$156,000	1,638	63.3%

Total/Weighted average	22,766	1993	$176,000	1,626	78.3%

42 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

Operating results – Same home portfolio

“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold and homes that have been designated for sale. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2018, and those homes are held in operations throughout the full periods presented in both 2019 and 2020.

The operating metrics below reflect Tricon’s proportionate share of the same home portfolio, with the exception of the total number of homes comprising the same home portfolio.

For the periods ended December 31	Three months			Twelve months
(in U.S. dollars)	2020	2019	Variance	2020	2019	Variance
Operating metrics – same home
Tricon wholly-owned rental homes	14,804	14,804	—	14,804	14,804	—
SFR JV-1 homes (34% TCN/66% JV Partners)	530	530	—	530	530	—

Rental homes	15,334	15,334	—	15,334	15,334	—
Occupancy	97.3%	95.9%	1.4%	97.2%	96.1%	1.1%
Annualized turnover rate	22.2%	25.7%	3.5%	22.8%	27.4%	4.6%
Average monthly rent(1)	$1,464	$1,407	$57	$1,440	$1,383	$57
Average rent growth – renewal(2)	3.0%	5.1%	(2.1%)	3.4%	5.1%	(1.7%)
Average rent growth – new move-in(2)	11.3%	5.5%	5.8%	9.9%	8.1%	1.8%
Average rent growth – blended(2)	5.6%	5.3%	0.3%	5.3%	6.1%	(0.8%)

(1)	Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases.
(2)

Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease.

For the same home portfolio, blended rent growth for the quarter was 5.6% (including 11.3% on new leases and 3.0% on renewals), accompanied by a 1.4% increase in occupancy to 97.3% from 95.9% recorded in the same period in 2019. Robust demand for single-family rental homes in suburban markets, combined with limited supply of rental homes and embedded loss-to-lease in the portfolio, drove stronger new-lease rent growth. In addition, the Company’s continued focus on resident retention and its inherent occupancy bias helped it achieve an annualized turnover rate of 22.2%, a 3.5% decrease compared to the same period in the prior year.

The following table provides details of the same home portfolio results for the three and twelve months ended December 31, 2020 and December 31, 2019.

	Three months					Twelve months
For the periods ended December 31 (in thousands of U.S. dollars)	2020	% of revenue	2019	% of revenue	Variance	2020	% of revenue	2019	% of revenue	Variance
Rental revenue	$63,959		$60,593		$3,366	$251,405		$238,989		$12,416
Concessions and abatements	(263)		(250)		(13)	(819)		(1,088)		269
Fees and other revenue	2,261		2,520		(259)	8,863		8,852		11
Bad debt expense	(1,846)		(502)		(1,344)	(4,144)		(1,971)		(2,173)

Total revenue from rental properties	64,111	100%	62,361	100%	1,750	255,305	100%	244,782	100%	10,523
Property taxes	9,972	16%	9,769	16%	(203)	40,119	16%	38,451	16%	(1,668)
Repairs, maintenance and turnover	4,355	7%	4,881	8%	526	18,200	7%	18,898	8%	698
Property management expenses	4,455	7%	4,396	7%	(59)	17,660	7%	17,230	7%	(430)
Property insurance	1,053	2%	1,003	2%	(50)	4,167	2%	3,929	2%	(238)
Homeowners’ association (HOA) costs	737	1%	725	1%	(12)	2,944	1%	2,759	1%	(185)
Other direct expenses	710	1%	846	1%	136	3,036	1%	3,301	1%	265

Total direct operating expenses	21,282		21,620		338	86,126		84,568		(1,558)
Net operating income (NOI)	$42,829		$40,741		$2,088	$169,179		$160,214		$8,965
Net operating income (NOI) growth					5.1%					5.6%
Net operating income (NOI) margin	66.8%		65.3%			66.3%		65.5%

TRICON RESIDENTIAL 2020 ANNUAL REPORT 43

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

Total revenue for the same home portfolio increased by $1.8 million or 2.8% to $64.1 million in the fourth quarter of 2020 compared to $62.4 million for the same period in the prior year. This favourable change was primarily attributable to a $3.4 million or 5.6% increase in rental revenue as a result of higher average monthly rent ($1,464 in Q4 2020 compared to $1,407 in Q4 2019) and a 1.4% increase in occupancy as discussed above.

These positive variances were partially offset by a $1.3 million increase in bad debt expense as the Company has reserved higher bad debt amounts for the reasons discussed previously. The bad debt expense represented 2.8% of revenue in the fourth quarter of 2020 compared to 0.8% in the same period in the prior year. In addition, fees and other revenue declined by $0.3 million as the Company has decided to forego early termination and late fees in the quarter. Late fees and early termination fees are typically enforced in accordance with lease agreements but were not charged to many residents in light of the pandemic.

Same home operating expenses decreased by $0.3 million or 1.6% to $21.3 million in the fourth quarter of 2020 from $21.6 million during the same period in 2019. This variance is largely attributable to the following:

•

Property taxes – Property tax expense increased nominally by $0.2 million or 2.1% to $10.0 million as the 2019 comparative period expense included an unfavourable one-time local market reassessment. On a full-year basis, property taxes increased by $1.7 million or 4.4%, reflecting higher assessments primarily as a result of home price appreciation.

•

Repairs, maintenance and turnover – These costs decreased by $0.5 million or 10.8% to $4.4 million during the quarter, attributable to a $1.0 million reduction in turnover costs driven by a lower turnover rate and a heightened attention to scope and expense management. The Company has focused on expense management by refining and managing work scopes on turns and increasing purchasing efficiencies through its centralized procurement group. The turnover savings were partially offset by a $0.5 million increase in repairs and maintenance costs owing to damage from severe weather in the Atlanta and Southeast Florida markets.

•

Property insurance – The increase in property insurance expense of $0.1 million or 5.0% to $1.1 million was attributable to higher insurance premium rates across the industry. Based on the Company’s recently negotiated 2021 renewals, 2021 insurance pricing is expected to increase by approximately 10% compared to 2020, which is in line with the broader single-family rental market.

With strong revenue growth and controlled expenses, same home NOI increased by 5.1% year-over-year to $42.8 million in the fourth quarter of 2020 compared to $40.7 million in the fourth quarter of 2019. Same home NOI margin increased to a record- high 66.8% in the fourth quarter of 2020 from 65.3% in the same period in the prior year.

As at December 31, 2020, the same home portfolio is diversified across 16 target markets. Same home market-level details are presented below.

Year-over-year comparison

		NOI(1)			NOI margin(1)
Geography	Homes	Q4 2020	Q4 2019	Change	Q4 2020	Q4 2019	Change
Atlanta	3,695	$9,782	$9,123	7.2%	68.4%	66.9%	1.5%
Charlotte	1,514	3,904	3,737	4.5%	70.9%	70.4%	0.5%
Columbia	462	869	791	9.9%	57.8%	53.4%	4.4%

Southeast United States	5,671	$14,555	$13,651	6.6%	68.3%	66.8%	1.5%
Phoenix	1,766	$5,439	$5,255	3.5%	74.4%	75.3%	(0.9%)
Northern California	991	4,262	4,033	5.7%	77.1%	74.0%	3.1%
Las Vegas	585	1,865	1,823	2.3%	74.7%	74.9%	(0.2%)
Reno	247	987	958	3.0%	78.4%	78.7%	(0.3%)
Southern California	237	935	820	14.0%	71.2%	64.6%	6.6%

Western United States	3,826	$13,488	$12,889	4.6%	75.3%	74.3%	1.0%
Tampa	1,479	$4,152	$4,023	3.2%	61.6%	61.4%	0.2%
Southeast Florida	671	1,908	1,730	10.3%	55.2%	49.6%	5.6%
Jacksonville	465	1,153	1,132	1.9%	64.6%	63.3%	1.3%
Orlando	432	1,207	1,217	(0.8%)	65.0%	65.1%	(0.1%)

Florida	3,047	$8,420	8,102	3.9%	60.8%	59.2%	1.6%
Dallas	1,198	$2,855	$2,798	2.0%	56.7%	56.9%	(0.2%)
Houston	888	1,960	1,829	7.2%	56.8%	53.0%	3.8%
San Antonio	236	550	502	9.6%	61.5%	56.3%	5.2%

Texas	2,322	$5,365	$5,129	4.6%	57.2%	55.4%	1.8%
Indianapolis	468	$1,001	$970	3.2%	60.1%	59.6%	0.5%

Midwest United States	468	$1,001	$970	3.2%	60.1%	59.6%	0.5%

Total/Weighted average	15,334	$42,829	$40,741	5.1%	66.8%	65.3%	1.5%

(1)	Represents Tricon’s proportionate share of NOI and NOI margin of the same home portfolio.

44 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

	Rental homes	Average monthly rent(1),(2)			Occupancy(1)
Geography		Q4 2020	Q4 2019	Change (%)	Q4 2020	Q4 2019	Change (%)
Atlanta	3,695	$1,355	$1,297	4.5%	97.3%	95.3%	2.0%
Charlotte	1,514	1,315	1,270	3.5%	97.6%	95.1%	2.5%
Columbia	462	1,204	1,161	3.7%	96.8%	95.0%	1.8%

Southeast United States	5,671	$1,332	$1,278	4.2%	97.4%	95.2%	2.2%
Phoenix	1,766	$1,402	$1,311	6.9%	98.2%	97.4%	0.8%
Northern California	991	1,912	1,833	4.3%	98.9%	98.5%	0.4%
Las Vegas	585	1,459	1,388	5.1%	98.0%	97.6%	0.4%
Reno	247	1,731	1,655	4.6%	98.3%	97.0%	1.3%
Southern California	237	1,894	1,801	5.2%	99.4%	96.5%	2.9%

Western United States	3,826	$1,595	$1,511	5.6%	98.4%	97.6%	0.8%
Tampa	1,479	$1,577	$1,534	2.8%	97.4%	95.4%	2.0%
Southeast Florida	671	1,799	1,755	2.5%	96.1%	95.2%	0.9%
Jacksonville	465	1,366	1,303	4.8%	96.8%	97.0%	(0.2%)
Orlando	432	1,501	1,428	5.1%	96.4%	97.7%	(1.3%)

Florida	3,047	$1,583	1,533	3.3%	96.9%	95.9%	1.0%
Dallas	1,198	$1,498	$1,446	3.6%	96.0%	95.6%	0.4%
Houston	888	1,371	1,359	0.9%	96.6%	93.0%	3.6%
San Antonio	236	1,342	1,321	1.6%	95.5%	94.9%	0.6%

Texas	2,322	$1,434	$1,400	2.4%	96.2%	94.5%	1.7%
Indianapolis	468	$1,264	$1,223	3.4%	97.1%	96.4%	0.7%

Midwest United States	468	$1,264	$1,223	3.4%	97.1%	96.4%	0.7%

Total/Weighted average	15,334	$1,464	$1,407	4.1%	97.3%	95.9%	1.4%

(1)	Represents Tricon’s proportionate share of average monthly rent and occupancy of the same home portfolio.
(2)

Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. The year-over-year change in average monthly rent does not equal the average quarterly rent growth, which is calculated as the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 45

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

Quarter-over-quarter comparison

	Rental homes	Average monthly rent(1),(2)			Occupancy(1)
Geography		Q4 2020	Q3 2020	Change (%)	Q4 2020	Q3 2020	Change (%)
Atlanta	3,695	$1,355	$1,334	1.6%	97.3%	97.7%	(0.4%)
Charlotte	1,514	1,315	1,297	1.4%	97.6%	97.6%	–
Columbia	462	1,204	1,189	1.3%	96.8%	97.5%	(0.7%)

Southeast United States	5,671	$1,332	$1,312	1.5%	97.4%	97.6%	(0.2%)
Phoenix	1,766	$1,402	$1,375	2.0%	98.2%	98.5%	(0.3%)
Northern California	991	1,912	1,885	1.4%	98.9%	98.5%	0.4%
Las Vegas	585	1,459	1,439	1.4%	98.0%	98.0%	–
Reno	247	1,731	1,718	0.8%	98.3%	98.5%	(0.2%)
Southern California	237	1,894	1,873	1.1%	99.4%	99.9%	(0.5%)

Western United States	3,826	$1,595	$1,570	1.6%	98.4%	98.5%	(0.1%)
Tampa	1,479	$1,577	$1,562	1.0%	97.4%	97.3%	0.1%
Southeast Florida	671	1,799	1,787	0.7%	96.1%	96.6%	(0.5%)
Jacksonville	465	1,366	1,350	1.2%	96.8%	98.0%	(1.2%)
Orlando	432	1,501	1,481	1.4%	96.4%	98.1%	(1.7%)

Florida	3,047	$1,583	1,568	1.0%	96.9%	97.4%	(0.5%)
Dallas	1,198	$1,498	$1,482	1.1%	96.0%	96.0%	–
Houston	888	1,371	1,366	0.4%	96.6%	95.0%	1.6%
San Antonio	236	1,342	1,343	(0.1%)	95.5%	94.5%	1.0%

Texas	2,322	$1,434	$1,423	0.8%	96.2%	95.5%	0.7%
Indianapolis	468	$1,264	$1,248	1.3%	97.1%	97.6%	(0.5%)

Midwest United States	468	$1,264	$1,248	1.3%	97.1%	97.6%	(0.5%)

Total/Weighted average	15,334	$1,464	$1,445	1.3%	97.3%	97.5%	(0.2%)

(1)	Represents Tricon’s proportionate share of average monthly rent and occupancy of the same home portfolio.
(2)

Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. The year-over-year change in average monthly rent does not equal the average quarterly rent growth, which is calculated as the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease.

46 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

	Rent growth(1)
Geography	Renewal	New move-in	Blended
Atlanta	2.9%	17.1%	6.6%
Charlotte	3.3%	14.6%	7.0%
Columbia	2.7%	8.4%	5.4%

Southeast United States	3.0%	15.4%	6.6%
Phoenix	4.5%	21.4%	9.5%
Northern California	4.7%	8.4%	5.4%
Las Vegas	3.7%	11.7%	5.9%
Reno	3.2%	17.0%	5.4%
Southern California	4.5%	9.0%	5.0%

Western United States	4.4%	16.5%	7.3%
Tampa	2.1%	9.6%	4.8%
Southeast Florida	1.3%	3.3%	1.9%
Jacksonville	2.3%	7.6%	4.2%
Orlando	2.4%	9.3%	4.6%

Florida	2.0%	7.8%	4.0%
Dallas	2.2%	6.3%	3.9%
Houston	1.1%	2.4%	1.6%
San Antonio	0.2%	1.3%	0.5%

Texas	1.5%	4.5%	2.7%
Indianapolis	2.6%	8.9%	7.0%

Midwest United States	2.6%	8.9%	7.0%

Total/Weighted average	3.0%	11.3%	5.6%

(1)

Represents quarterly rent growth on Tricon’s proportionate share of the same home portfolio, calculated as the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflecting the impact of rent concessions amortized over the life of the related lease.

Rental properties

The table below presents the change in Tricon’s proportionate share of the fair value of rental properties for the twelve months ended December 31, 2020 and December 31, 2019.

For the years ended December 31 (in thousands of U.S. dollars)	2020	2019
Cost basis of rental properties, beginning of period	$2,913,716	$2,563,505
Acquisition of rental properties	124,907	281,229
Disposition of rental properties	(16,714)	(18,924)
Renovation capital expenditures	34,354	53,538
Recurring capital expenditures	22,462	23,165
Value-enhancing capital expenditures	10,053	11,203

Total cost basis of rental properties	3,088,778	2,913,716
Cumulative fair value adjustment	852,307	634,897

Fair value of rental properties	$3,941,085	$3,548,613

For the twelve months ended December 31, 2020, Tricon acquired 1,836 homes compared to 3,787 for the same period in the prior year. This variance is attributable to the acquisition program being paused for approximately six months in 2020 in light of the COVID-19 pandemic and Tricon’s decision to focus on its existing residents and the safety of its operating team. Of the homes acquired during the year, 1,816 were acquired in SFR JV-1 compared to 3,622 in the prior year. As a result of the lower acquisition volume, renovation capital expenditures declined by $19.2 million or 36% year-over-year. Lower resident turnover during the year also led to a reduction in recurring capital expenditures of $0.7 million or 3% compared to the prior year.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 47

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.1 Single-Family Rental

The following table presents details regarding Tricon’s proportionate share of cost to maintain for the single-family rental portfolio.

(in thousands of U.S. dollars, except cost to maintain per home and cost to maintain per square foot)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Recurring operating expense
Repairs and maintenance operating expense	$4,057	$4,023	$3,680	$3,655	$3,673	$3,550	$3,459	$3,108
Turnover operating expense	986	1,368	1,504	1,337	1,877	1,731	1,458	1,555

Total recurring operating expense	5,043	5,391	5,184	4,992	5,550	5,281	4,917	4,663
Recurring capital expenditures
Repairs and maintenance capital expense	$5,129	$5,666	$4,330	$4,136	$2,818	$4,848	$5,020	$4,104
Turnover capital expense	421	726	628	1,426	1,299	1,587	2,063	1,426

Total recurring capital expenditures	5,550	6,392	4,958	5,562	4,117	6,435	7,083	5,530
Total cost to maintain	10,593	11,783	10,142	10,554	9,667	11,716	12,000	10,193
Annualized recurring operating expense per home	1,152	1,238	1,193	1,160	1,317	1,277	1,204	1,381
Annualized recurring capital expense per home	1,267	1,468	1,141	1,293	977	1,555	1,734	1,164

Total annualized cost to maintain per home	$2,419	$2,706	$2,334	$2,453	$2,294	$2,832	$2,938	$2,545

Total annualized cost to maintain per square foot	$1.50	$1.68	$1.45	$1.52	$1.42	$1.76	$1.83	$1.59

Total cost to maintain was $10.6 million for the three months ended December 31, 2020, an increase of $0.9 million compared to the same period in the prior year, driven by higher repairs and maintenance expense on a larger portfolio of homes and an increase in repair activities from severe weather conditions in the Atlanta and Southeast Florida markets. This higher repair expense was partially offset by lower turnover expense as fewer residents moved out during the quarter, as well as improved cost discipline and controlled scoping of work when turning homes.

The following table provides details regarding Tricon’s proportionate share of total capital expenditures incurred for the single-family rental portfolio.

(in thousands of U.S. dollars)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Renovation capital expenditures(1)	$13,376	$6,020	$5,952	$9,006	$11,745	$17,952	$12,561	$11,282
Recurring capital expenditures(2)	5,550	6,392	4,958	5,562	4,117	6,435	7,083	5,530
Value-enhancing capital expenditures(3)	2,141	2,525	2,728	2,659	3,014	2,983	2,549	2,656

Total capital expenditures	$21,067	$14,937	$13,638	$17,227	$18,876	$27,370	$22,193	$19,468

(1)

Renovation capital expenditures are incurred in order to prepare the property for rental use in accordance with Tricon’s standards. These expenditures are either incurred shortly after acquisition on vacant homes or deferred until the resident moves out if homes are occupied when acquired.

(2)	Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after the home has been renovated.
(3)

Value-enhancing capital expenditures are defined as capital expenditures that go above and beyond maintaining the quality of a property and are incurred for the purpose of increasing expected future returns.

Total capital expenditures were $21.1 million for the three months ended December 31, 2020, an increase of $2.2 million compared to the same period in the prior year. The variance was primarily attributable to an increase in renovation capital expenditures as a higher number of homes were acquired through organic channels during the quarter and required upfront renovations (708 of the home acquisitions in the comparative period were part of a stabilized portfolio transaction).

48 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

4.2 Multi-Family Rental

Tricon’s multi-family rental business segment consists of 24 assets, including 23 predominantly garden-style apartments in the U.S. Sun Belt and one Class A high-rise property in downtown Toronto (note that eight other properties in downtown Toronto are currently under development and are discussed in Section 4.3).

4.2.1 U.S. multi-family rental

Several metrics in the tables and disclosure throughout this subsection relating to periods prior to the Company’s ownership of the U.S. multi-family rental portfolio are KPI measures that were reported historically (refer to Starlight U.S. Multi-Family (No. 5) Core Fund profile on SEDAR at www.sedar.com) while some are Tricon KPIs (as defined in Section 7.1) not previously reported. Any differences are described in the notes to the relevant tables below. Management believes this historical information is useful in understanding the performance of the acquired portfolio.

Operating results

The Company’s U.S. multi-family rental business continued to experience softness in demand and pricing amid the negative economic and employment impact caused by the COVID-19 pandemic. Growing preference for detached single-family rental homes as opposed to higher density apartments weakened multi-family rental market fundamentals. While Tricon’s U.S. multi-family rental business has faced near-term challenges in maintaining occupancy levels and driving rent growth throughout the pandemic, the fourth quarter performance improved sequentially compared to the third quarter of 2020.

The U.S. multi-family rental business reported a 56.6% NOI margin (a 140-bps improvement from 55.2% in Q3 2020), 93.6% occupancy rate and collections equal to 98% of rent billed during the quarter. The Company continued to adopt an occupancy-biased rental strategy by offering lower rents and/or higher concessions, which led to a 0.8% increase in occupancy compared to the preceding quarter but a decline in new lease rents of 5.6% (inclusive of concessions). Renewal rent growth, however, improved meaningfully to 2.3%, and reflects a preference of existing residents to remain in place, even at higher rents, which bodes well for 2021 performance. This positive trend has continued into 2021, and average blended rent growth increased to 1.1% in January 2021, registering the first month of positive blended rent growth since February of 2020.

Annualized turnover decreased by 15.3% to 46.5% in the fourth quarter compared to 61.8% in the third quarter. This favourable change was driven by Tricon’s efforts to provide a higher level of customer service to residents and a reduced desire to move during the pandemic. On a full-year basis, resident turnover was 50.8% compared to 52.6% in the prior year.

The Company’s U.S. multi-family rental business continued to experience performance challenges in the Houston and Orlando markets, which make up 32% of the total suites in the portfolio. These markets have been among the hardest hit by the COVID-19 pandemic, with local employment being further impacted by weak oil prices and diminished tourism, respectively. Operating performance was also impeded by higher bad debt ascribable to slower collections, which remain volatile quarter-over-quarter. Management has made active efforts to connect residents with local rent relief programs and has also created incentive plans for residents who are habitually delinquent to get current on their rent payments.

Despite lower NOI in the fourth quarter compared to the same period in the prior year, the U.S. multi-family rental Core FFO has remained flat as the decrease in NOI was fully offset by savings in interest expense on the portfolio’s floating-rate loan facilities (see Section 5).

A weak labour market and muted wage growth weighed on multi-family rental demand in 2020; however, the broader industry is expected to rebound in 2021 and 2022 as the population is vaccinated, the economy recovers, and demand increases for high-quality multi-family housing that offers a strong sense of community and first-class amenities. Meanwhile, management continues to execute an occupancy-biased rental strategy and aims to achieve a positive blended rent growth while maintaining occupancy.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 49

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

The table below provides a summary of certain operating metrics for the U.S. multi-family rental segment that management uses to evaluate performance over time. The metrics are key drivers of revenue for the multi-family rental business and ultimately its NOI (KPI measure; refer to Section 7.1).

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Number of suites	7,289	7,289	7,289	7,289	7,289	7,289	7,289	7,289
Occupancy(1)	93.6%	92.8%	93.5%	94.4%	94.9%	95.2%	94.7%	93.1%
Annualized turnover rate	46.5%	61.8%	46.5%	47.5%	51.3%	52.9%	53.5%	N/A
Average monthly rent(2),(3)	$1,217	$1,228	$1,240	$1,244	$1,233	$1,234	$1,236	$1,232
Average quarterly rent growth – renewals(2),(4)	2.3%	1.2%	—	3.4%	4.6%	4.5%	4.4%	N/A
Average quarterly rent growth – new move-in(2),(4)	(5.6%)	(4.5%)	(5.5%)	(1.7%)	(1.7%)	—	(0.3%)	N/A
Average quarterly rent growth – blended(2),(4)	(1.8%)	(2.0%)	(2.2%)	1.1%	1.1%	2.1%	1.9%	N/A

(1)

The occupancy rate from Q2 2019 to Q4 2020 represents average physical occupancy (refer to Section 7.1 for Tricon’s definition of this KPI), while the occupancy rate for Q1 2019 represents economic occupancy as previously reported by the U.S. multi-family rental portfolio under prior ownership.

(2)	These metrics are Tricon’s KPIs and they were not previously disclosed by the U.S. multi-family rental portfolio under prior ownership.
(3)	Average monthly rent represents average monthly rental income per suite for occupied suites and reflects the impact of rent concessions amortized over the life of the related leases.
(4)

Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Excluding the impact of concessions, the Q4 2020 rent growth was 2.2% for renewals, (4.8%) for new move-ins, and (1.4%) blended.

The table below presents a breakdown of Tricon’s NOI (KPI measure; refer to Section 7.1) for the U.S. multi-family rental business. The financial information presented in the table includes prior-year results reported for comparability, although Tricon did not own the portfolio prior to June 11, 2019. Management believes this information is useful in understanding the performance of the acquired portfolio.

	Three months					Twelve months
For the periods ended December 31 (in thousands of U.S. dollars)	2020	% of revenue	2019	% of revenue	Variance	2020	% of revenue	2019	% of revenue	Variance
Rental revenue	$25,159		$25,605		$(446)	$100,938		$101,781		$(843)
Concessions and abatements	(565)		(210)		(355)	(1,903)		(869)		(1,034)
Fees and other revenue(1)	3,829		3,491		338	14,700		13,926		774
Bad debt expense	(840)		(319)		(521)	(2,530)		(1,079)		(1,451)

Total revenue from rental properties	$27,583	100%	$28,567	100%	$(984)	$111,205	100%	$113,759	100%	$(2,554)
Property taxes	4,418	16%	4,377	15%	(41)	18,623	17%	18,354	16%	(269)
Repairs, maintenance and turnover	1,214	4%	1,119	4%	(95)	4,411	4%	4,108	4%	(303)
Property management expenses	3,092	11%	2,936	10%	(156)	12,097	11%	11,995	11%	(102)
Utilities and other direct costs(2)	1,840	7%	1,773	6%	(67)	7,514	7%	6,709	6%	(805)
Property insurance	632	2%	494	2%	(138)	2,472	2%	1,915	2%	(557)
Marketing and leasing	426	2%	384	1%	(42)	1,413	1%	1,582	1%	169
Other property operating expenses	357	1%	520	2%	163	1,766	2%	1,926	2%	160

Total direct operating expenses	11,979		11,603		(376)	48,296		46,589		(1,707)
Net operating income (NOI)(3)	$15,604		$16,964		$(1,360)	$62,909		$67,170		$(4,261)
Net operating income (NOI) margin(3)	56.6%		59.4%			56.6%		59.0%

Note: Given that the suite count did not change from 2019 to 2020, this should also be considered the “Same Property” portfolio.

(1)

The comparative period has been reclassified to conform with the current period presentation. One-time insurance recoveries of $270 for the twelve months ended December 31, 2019 have been reclassified out of NOI since they do not meet Tricon’s definition of operating activities. The amount was previously included in revenue by the U.S. multi-family rental portfolio under prior ownership. No insurance recoveries were recorded in the three months ended December 31, 2019.

(2)	Utilities and other direct costs include water and sewer expense, valet waste expense, electricity and gas and cable contract costs.
(3)	KPI measures; see Section 7.1.

50 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

For the three months ended December 31, 2020, revenue decreased by $1.0 million or 3.4% to $27.6 million compared to $28.6 million for the same period in 2019. The variance is primarily a result of (i) a decrease of 1.3% in occupancy attributable to weaker leasing demand during the COVID-19 pandemic, (ii) an increase of $0.4 million in leasing concessions to attract or retain residents (equivalent to 0.6 weeks of average rent per lease signed in Q4 2020, comprised of 1 week for new leases and 0.2 weeks for renewals leases), and (iii) incremental bad debt expense of $0.5 million as a larger percentage of accounts receivable is expected to become uncollectible as a result of the pandemic.

Tricon reserved 100% of residents’ accounts receivable balances aged more than 30 days, incorporating management’s conservative measurement when estimating the collectability of outstanding amounts. The decrease in revenue was partially offset by $0.3 million in additional income from ancillary service offerings such as bundled media packages (largely cable and internet) and onsite or offsite parcel storage, resulting in total fees and other revenue of $3.8 million in the quarter.

Total operating expenses increased by $0.4 million or 3.2% to $12.0 million. Notable operating expense variances for the quarter include:

•

Property taxes – Fourth quarter property tax expense remained flat year-over-year at $4.4 million, as successful appeal efforts in the fourth quarter of 2020 resulted in tax recoveries that offset normal course increases. On a full-year basis, property tax expense growth of $0.3 million or 1.5% was relatively muted and reflected strong efforts in contesting property tax assessments.

•

Property management expenses – Property management expenses increased by $0.2 million to $3.1 million driven by the Company’s use of additional employee incentive programs in the current quarter to encourage higher occupancy targets, higher rent growth, and lower turnover in the challenging pandemic leasing environment.

•	Repairs, maintenance and turnover – Expenses increased by $0.1 million to $1.2 million driven by increased security costs during the pandemic.

•

Property insurance – Property insurance costs increased by $0.1 million year-over-year to $0.6 million, reflecting significantly higher insurance premiums across the industry and comparable to similarly-sized portfolios in Tricon’s markets. In the new year, insurance premiums are expected to increase by approximately 10% compared to 2020 based on the Company’s recently negotiated insurance pricing.

•

Other property operating expenses – Other property operating expenses decreased by $0.2 million to $0.4 million as a result of cost containment efforts to reduce property-level general and administration expenses.

As a result of these drivers, the portfolio NOI decreased by $1.4 million or 8.0% to $15.6 million in the fourth quarter of 2020 compared to $17.0 million in the fourth quarter of 2019. NOI margin decreased to 56.6% in the fourth quarter of 2020 from 59.4% for the same period in the prior year. Of note, the Company expensed all rent concessions instead of amortizing them over the expected life of the lease term. NOI in the fourth quarter of 2020 would have been $15.8 million, a $1.2 million or 7.1% decrease year-over-year, if leasing concessions were reflected on an amortized basis.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 51

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

Market-level results

The U.S. multi-family rental business is diversified across 13 markets. Market-level details on all the properties owned by the Company are presented below.

Geography	Properties	Average vintage	Average cost per property	Suites	Average suite size (sq. feet)
Austin	4	2010	$61,884	1,454	941
Houston	3	2009	55,260	1,098	942
Dallas	2	2012	52,335	640	922
San Antonio	1	2013	39,575	276	874

Texas	10	2010	$55,756	3,468	932
Orlando	4	2012	$69,534	1,215	1,059
Tampa	1	2014	64,967	304	998

Florida	5	2012	$68,620	1,519	1,047
Atlanta	2	2012	$61,169	607	860
Charlotte	1	2015	59,014	320	973
Nashville	1	2015	47,625	288	1,085
Raleigh	1	2014	51,280	265	996

Southeast United States	5	2014	$56,051	1,480	953
Las Vegas	1	2012	$62,169	320	1,042
Phoenix	1	2012	54,398	274	966
Denver	1	2014	56,423	228	930

Western United States	3	2013	$57,664	822	986

Total/Weighted average	23	2012	$58,866	7,289	966

Year-over-year comparison

		NOI			NOI margin
Geography	Suites	Q4 2020	Q4 2019	Change (%)	Q4 2020	Q4 2019	Change (%)
Austin	1,454	$3,064	$3,296	(7.0%)	54.5%	59.7%	(5.2%)
Houston	1,098	1,798	2,176	(17.4%)	50.4%	54.8%	(4.4%)
Dallas	640	989	1,017	(2.8%)	46.2%	45.7%	0.5%
San Antonio	276	456	514	(11.3%)	48.5%	52.0%	(3.5%)

Texas	3,468	$6,307	$7,003	(9.9%)	51.4%	55.1%	(3.7%)
Orlando	1,215	$3,031	$3,364	(9.9%)	60.6%	62.3%	(1.7%)
Tampa	304	871	828	5.2%	68.2%	65.5%	2.7%

Florida	1,519	$3,902	$4,192	(6.9%)	62.1%	62.9%	(0.8%)
Atlanta	607	$973	$1,337	(27.2%)	43.2%	55.2%	(12.0%)
Charlotte	320	782	768	1.8%	64.7%	62.8%	1.9%
Nashville	288	743	732	1.5%	65.7%	65.5%	0.2%
Raleigh	265	607	644	(5.7%)	59.2%	60.0%	(0.8%)

Southeast United States	1,480	$3,105	$3,481	(10.8%)	55.3%	59.7%	(4.4%)
Las Vegas	320	$858	$819	4.8%	70.3%	68.7%	1.6%
Phoenix	274	726	715	1.5%	64.9%	66.2%	(1.3%)
Denver	228	706	754	(6.4%)	65.8%	69.4%	(3.6%)

Western United States	822	$2,290	$2,288	0.1%	67.1%	68.1%	(1.0%)

Total/Weighted average	7,289	$15,604	$16,964	(8.0%)	56.6%	59.4%	(2.8%)

The Houston and Orlando markets are among the economies hardest hit by COVID-19, driven by elevated unemployment in the oil and hospitality-related industries, respectively. While the NOI and NOI margin for the Company’s portfolio have decreased year-over-year, they have improved from the third quarter of 2020, as shown in the table below. Management expects NOI will continue to improve into 2021 (see “Non-IFRS measures and forward-looking statements” on page 1).

52 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

Quarter-over-quarter comparison

		NOI			NOI margin
Geography	Suites	Q4 2020	Q3 2020	Change (%)	Q4 2020	Q3 2020	Change (%)
Austin	1,454	$3,064	$3,046	0.6%	54.5%	54.1%	0.4%
Houston	1,098	1,798	1,782	0.9%	50.4%	48.7%	1.7%
Dallas	640	989	903	9.5%	46.2%	42.0%	4.2%
San Antonio	276	456	418	9.1%	48.5%	46.7%	1.8%

Texas	3,468	$6,307	$6,149	2.6%	51.4%	49.8%	1.6%
Orlando	1,215	$3,031	$2,828	7.2%	60.6%	57.1%	3.5%
Tampa	304	871	798	9.1%	68.2%	63.4%	4.8%

Florida	1,519	$3,902	$3,626	7.6%	62.1%	58.3%	3.8%
Atlanta	607	$973	$1,131	(14.0%)	43.2%	50.2%	(7.0%)
Charlotte	320	782	763	2.5%	64.7%	64.1%	0.6%
Nashville	288	743	687	8.2%	65.7%	64.1%	1.6%
Raleigh	265	607	599	1.3%	59.2%	59.2%	—

Southeast United States	1,480	$3,105	$3,180	(2.4%)	55.3%	57.6%	(2.3%)
Las Vegas	320	$858	$766	12.0%	70.3%	67.2%	3.1%
Phoenix	274	726	676	7.4%	64.9%	62.0%	2.9%
Denver	228	706	717	(1.5%)	65.8%	66.3%	(0.5%)

Western United States	822	$2,290	$2,159	6.1%	67.1%	65.2%	1.9%

Total/Weighted average	7,289	$15,604	$15,114	3.2%	56.6%	55.2%	1.4%

Market-level details for average monthly rent and physical occupancy for the fourth quarter of 2020 and applicable comparative periods are shown below.

Year-over-year comparison

		Average monthly rent(1)			Occupancy
Geography	Suites	Q4 2020	Q4 2019	Change (%)	Q4 2020	Q4 2019	Change (%)
Austin	1,454	$1,176	$1,170	0.5%	93.4%	95.5%	(2.1%)
Houston	1,098	1,112	1,143	(2.7%)	93.1%	95.9%	(2.8%)
Dallas	640	1,103	1,127	(2.1%)	93.5%	92.4%	1.1%
San Antonio	276	1,076	1,124	(4.3%)	93.8%	95.6%	(1.8%)

Texas	3,468	$1,134	$1,150	(1.4%)	93.4%	95.1%	(1.7%)
Orlando	1,215	$1,342	$1,414	(5.1%)	92.6%	94.2%	(1.6%)
Tampa	304	1,338	1,321	1.3%	95.3%	96.2%	(0.9%)

Florida	1,519	$1,341	$1,395	(3.9%)	93.2%	94.6%	(1.4%)
Atlanta	607	$1,303	$1,301	0.2%	93.5%	93.5%	—
Charlotte	320	1,183	1,171	1.0%	92.9%	95.6%	(2.7%)
Nashville	288	1,204	1,207	(0.2%)	95.1%	95.4%	(0.3%)
Raleigh	265	1,180	1,188	(0.7%)	93.8%	95.5%	(1.7%)

Southeast United States	1,480	$1,236	$1,234	0.2%	93.8%	94.7%	(0.9%)
Las Vegas	320	$1,223	$1,209	1.2%	95.8%	94.5%	1.3%
Phoenix	274	1,247	1,227	1.6%	95.3%	94.4%	0.9%
Denver	228	1,475	1,470	0.3%	94.4%	96.0%	(1.6%)

Western United States	822	$1,301	$1,287	1.1%	95.3%	94.9%	0.4%

Total/Weighted average	7,289	$1,217	$1,233	(1.3%)	93.6%	94.9%	(1.3%)

(1)

Average monthly rent represents average monthly rental income per suite for occupied suites and reflects the impact of rent concessions amortized over the life of the related leases. The year-over-year change in average monthly rent does not equal the average quarterly rent growth, which is calculated as the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 53

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

Quarter-over-quarter comparison

		Average monthly rent(1)			Occupancy
Geography	Suites	Q4 2020	Q3 2020	Change (%)	Q4 2020	Q3 2020	Change (%)
Austin	1,454	$1,176	$1,178	(0.2%)	93.4%	93.9%	(0.5%)
Houston	1,098	1,112	1,135	(2.0%)	93.1%	92.2%	0.9%
Dallas	640	1,103	1,128	(2.2%)	93.5%	91.6%	1.9%
San Antonio	276	1,076	1,090	(1.3%)	93.8%	93.3%	0.5%

Texas	3,468	$1,134	$1,148	(1.2%)	93.4%	92.9%	0.5%
Orlando	1,215	$1,342	$1,381	(2.8%)	92.6%	90.0%	2.6%
Tampa	304	1,338	1,332	0.5%	95.3%	95.2%	0.1%

Florida	1,519	$1,341	$1,371	(2.2%)	93.2%	91.0%	2.2%
Atlanta	607	$1,303	$1,313	(0.8%)	93.5%	92.4%	1.1%
Charlotte	320	1,183	1,174	0.8%	92.9%	93.7%	(0.8%)
Nashville	288	1,204	1,191	1.1%	95.1%	94.0%	1.1%
Raleigh	265	1,180	1,194	(1.2%)	93.8%	94.0%	(0.2%)

Southeast United States	1,480	$1,236	$1,238	(0.2%)	93.8%	93.3%	0.5%
Las Vegas	320	$1,223	$1,207	1.3%	95.8%	95.0%	0.8%
Phoenix	274	1,247	1,233	1.1%	95.3%	95.4%	(0.1%)
Denver	228	1,475	1,473	0.1%	94.4%	94.0%	0.4%

Western United States	822	$1,301	$1,289	0.9%	95.3%	94.8%	0.5%

Total/Weighted average	7,289	$1,217	$1,228	(0.9%)	93.6%	92.8%	0.8%

(1)

Average monthly rent represents average monthly rental income per suite for occupied suites and reflects the impact of rent concessions amortized over the life of the related leases. The quarter-over-quarter change in average monthly rent does not equal the average quarterly rent growth, which is calculated as the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease.

Rent growth by market for the U.S. multi-family rental portfolio for the fourth quarter of 2020 is presented below.

	Rent growth(1)
Geography	Renewal	New move-in	Blended
Austin	3.3%	(5.0%)	(2.0%)
Houston	0.1%	(8.2%)	(4.2%)
Dallas	2.1%	(5.2%)	(2.4%)
San Antonio	1.5%	(11.1%)	(5.7%)

Texas	1.9%	(6.5%)	(3.1%)
Orlando	1.6%	(9.4%)	(5.4%)
Tampa	4.4%	4.0%	4.2%

Florida	2.1%	(6.7%)	(3.5%)
Atlanta	2.5%	(2.9%)	(0.7%)
Charlotte	2.8%	(0.3%)	1.6%
Nashville	1.4%	3.4%	2.0%
Raleigh	2.8%	(4.8%)	0.1%

Southeast United States	2.4%	(1.4%)	0.5%
Las Vegas	3.8%	6.0%	4.7%
Phoenix	4.5%	7.6%	5.9%
Denver	1.8%	(8.2%)	(4.4%)

Western United States	3.5%	2.6%	2.5%

Total/Weighted average	2.3%	(5.6%)	(1.8%)

(1)

Average rent growth during the quarter represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease.

54 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

Rental properties

The table below presents the change in the fair value of rental properties for the twelve months ended December 31, 2020.

For the year ended December 31 (in thousands of U.S. dollars)	2020
Cost basis of rental properties, beginning of year	$1,344,844
Recurring capital expenditures	5,373
In-suite value-enhancing capital expenditures	1,399
Common area value-enhancing capital expenditures	2,295

Total cost basis of rental properties	$1,353,911
Cumulative fair value adjustment(1)	(22,535)

Fair value of rental properties	$1,331,376

(1)	The Company determined the fair value of each investment property using the direct income capitalization approach.

For the twelve months ended December 31, 2020, recurring capital expenditures of $5.4 million were incurred predominately for exterior remodelling and turnover activities such as in-suite appliance replacements and full carpet replacements.

In-suite value-enhancing capital expenditures for the year totalled $1.4 million related to flooring and kitchen upgrades, installation of smart home technology and upgraded stainless steel washer and dryer units.

In addition, $2.3 million was invested to improve common area amenities as several large capital projects resumed in the fourth quarter of 2020 after a temporary suspension during the COVID-19 pandemic. Projects included clubhouse renovations, pet facility improvements, balcony resurfacing and water-efficient irrigation upgrades. Management believes these projects will provide a more enjoyable resident experience, improve the properties’ curb appeal and reduce future utility expenses.

The following table provides details regarding costs to maintain for the three months ended December 31, 2020 and applicable comparative periods. The financial information presented in the two tables below includes prior-year results reported for comparability, although Tricon did not own the portfolio prior to June 11, 2019. Management believes this information is useful in understanding the performance of the acquired portfolio.

(in thousands of U.S. dollars, except cost to maintain per suite and cost to maintain per square foot)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Recurring operating expense
Repairs and maintenance operating expense	$1,017	$1,051	$874	$935	$976	$981	$880	$834
Turnover operating expense	197	112	70	155	143	150	92	52

Total recurring operating expense	1,214	1,163	944	1,090	1,119	1,131	972	886
Recurring capital expenditures
Repairs and maintenance capital expense	941	538	464	445	745	479	508	287
Turnover capital expense	934	961	462	628	962	946	758	771

Total recurring capital expenditures	1,875	1,499	926	1,073	1,707	1,425	1,266	1,058
Total cost to maintain	$3,089	$2,662	$1,870	$2,163	$2,826	$2,556	$2,238	$2,324
Annualized recurring operating expense per suite	666	823	518	598	614	621	533	486
Annualized recurring capital expense per suite	1,029	638	508	589	937	782	695	581

Total annualized cost to maintain per suite	$1,695	$1,461	$1,026	$1,187	$1,551	$1,403	$1,228	$1,067

Total annualized cost to maintain per square foot	$1.75	$1.51	$1.06	$1.23	$1.61	$1.45	$1.27	$1.10

Total cost to maintain increased by $0.3 million to $3.1 million for the three months ended December 31, 2020 compared to the same period in the prior year. Additional work was performed at the properties for repairs and maintenance to replace in-suite appliances and restore common areas in order to attract and retain residents.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 55

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

The following table provides details regarding recurring and non-recurring capital expenditures for the U.S. multi-family rental portfolio.

(in thousands of U.S. dollars)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Recurring capital expenditures(1)	$1,875	$1,499	$926	$1,073	$1,707	$1,425	$1,266	$1,058
In-suite value-enhancing capital expenditures(2)	333	189	393	484	709	585	502	592
Common area value-enhancing capital expenditures(2)	1,336	250	256	453	870	594	578	679

Total capital expenditures	$3,544	$1,938	$1,575	$2,010	$3,286	$2,604	$2,346	$2,329

(1)	Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property including significant work performed during the turnover of a suite.
(2)

Value-enhancing capital expenditures are defined as capital expenditures that go above and beyond maintaining the quality of a property and are incurred for the purpose of increasing expected future returns. These costs for the multi-family portfolio are split between work performed in-suite and that performed on common area spaces and amenities.

Total capital expenditures were $3.5 million for the three months ended December 31, 2020, an increase of $0.3 million compared to the same period in the prior year attributable to the delay of several large-scale common area projects planned which resumed construction in the fourth quarter of 2020.

4.2.2 Canadian multi-family rental – The Selby

As at December 31, 2020, Tricon’s Canadian multi-family rental portfolio included its first operating building, The Selby, located in downtown Toronto. The Selby was substantially completed and nearly stabilized and was therefore reclassified from the Residential Development segment (Section 4.3) to the Multi-Family Rental segment for internal and external reporting purposes during the first quarter of 2020.

Operating results

Similar to Tricon’s U.S. multi-family rental business, the Company’s Canadian multi-family rental business continued to experience softening demand fundamentals during the quarter as a result of the challenges presented by the COVID-19 pandemic. The confluence of border restrictions, curtailed immigration, elevated unemployment, work-from-home orders, and temporary migration to suburban regions for more space continued to place downward pressure on occupancy and rents in downtown Toronto. This impact was further exacerbated by increased supply, attributable to increased rental listings of vacant condominium units (recently completed buildings and units withdrawn from the short-term rental market) and new purpose-built rental buildings coming online. The slowdown in demand and additional supply increased competition among rental housing providers resulting in lower rental rates and heightened concessions across the rental market. Despite these challenges, purpose-built rental properties have performed better than condominium rental properties in terms of average rent, occupancy and renewal rates as residents pursue a flight to quality and the benefits of professionally managed buildings, which are now available at a lower price point.

During the fourth quarter, the Canadian multi-family rental business reported an NOI margin of 55.6%, representing a 1.6% increase over the prior quarter. The Company continued with several of its marketing initiatives from the previous quarter to attract and retain residents, such as online resident engagement programs, targeted digital advertising campaigns and customer service training for on-site staff. Tricon proactively transitioned to an occupancy bias in the fourth quarter by offering pricing adjustments for suites on lower floors of The Selby. The strategic use of incentives and flexible leasing options to secure and retain residents helped maintain occupancy at 87.0% and reduced turnover to 41.6% but negatively impacted blended rent growth which decreased to (5.1%).

While these metrics remain well below long-term expectations, the Company firmly believes that the downtown Toronto rental market will bounce back as the COVID-19 vaccination program is accelerated, businesses re-open and higher education students return to in-person learning (see “Non-IFRS measures and forward-looking statements” on page 1).

56 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.2 Multi-Family Rental

The tables in this section provide a summary of certain operating metrics for the Canadian multi-family rental portfolio that management uses to evaluate the performance of this business segment over time and relative to industry peers. Many of the metrics referenced in these tables are KPI measures that are defined in Section 7.1 and are key drivers of revenue and ultimately NOI (KPI measure; refer to Section 7.1).

All dollar amounts in this subsection are expressed in Canadian dollars and represent Tricon’s share of the operating results unless otherwise indicated. Tricon currently owns a 15% equity interest in The Selby.

	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Number of suites	500	500	500	500
Occupancy	87.0%	87.1%	88.2%	85.8%
Annualized turnover rate	41.6%	52.8%	27.2%	10.4%
Average monthly rent(1)	$2,648	$2,664	$2,675	$2,666
Average quarterly rent growth – renewals(2)	1.3%	(0.7%)	0.8%	2.2%
Average quarterly rent growth – new move-in(2)	(11.3%)	(3.8%)	—	4.2%
Average quarterly rent growth – blended(2)	(5.1%)	(2.0%)	0.7%	2.4%

(1)	Average monthly rent represents average monthly rental income per suite for occupied suites and reflects the impact of rent concessions amortized over the life of the related leases.
(2)

Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Excluding the impact of concessions, the Q4 2020 rent growth was (0.4%) for renewals, (5.2%) for new move-ins and (2.8%) blended.

The table below presents a breakdown of Tricon’s NOI (KPI measure; refer to Section 7.1) for the Canadian multi-family rental business. Comparative period results are not shown as The Selby was in the initial lease-up phase during 2019.

(in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended December 31, 2020		% of revenue	For the twelve months ended December 31, 2020		% of revenue
Rental revenue		$530			$2,121
Concessions and abatements		(39)			(94)
Fees and other revenue(1)		30			124
Bad debt expense		(5)			(33)

Total revenue from rental properties		$516	100%		$2,118	100%
Property taxes		50	10%		203	10%
Repairs, maintenance and turnover		33	6%		116	5%
Property management expenses		52	10%		233	11%
Utilities		33	6%		121	6%
Property insurance		19	4%		73	3%
Marketing and leasing		22	4%		78	4%
Other property operating expense		20	4%		52	2%

Total direct operating expenses		229			876
Net operating income (NOI)		$287			$1,242
Net operating income (NOI) margin		55.6%			58.6%
Net operating income (NOI)(2)	US$	220		US$	927

(1)	Fees and other revenue include commercial rental revenue, ancillary income earned on usage of facilities, parking services and storage usage fees as well as utility recovery from residents.
(2)	The weighted average USD/CAD exchange rate used to present the multi-family rental portfolio NOI was 1.3030 and 1.3398 for the three and twelve months ended December 31, 2020, respectively.

NOI for the three months ended December 31, 2020 was C$0.3 million, remaining relatively in line with the third quarter of 2020 and reflecting an NOI margin of 55.6% . Tricon’s share of revenue generated by The Selby was C$0.5 million, attributable to average monthly rent of C$2,648 per suite and occupancy of 87.0%, while operating expenses were C$0.2 million.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 57

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.3 Residential Development

4.3 Residential Development

Tricon’s Residential Development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages, and which Tricon intends to own long term following completion, and (ii) legacy investments in for-sale housing development projects predominantly in the U.S. Once construction is complete and lease-up stabilization occurs, newly built Canadian multi-family rental apartments will transition from the Residential Development segment to Tricon’s multi-family rental business segment.

The table below presents the components of Tricon’s net assets in residential developments, including Canadian multi-family developments which are classified as either investments or consolidated development properties according to their legal and ownership structure.

As at (in thousands of U.S. dollars)	December 31, 2020	December 31, 2019
Investments in Canadian multi-family developments(1) – See Section 4.3.1	$74,955	$75,141
Canadian development properties, net of debt(2) – See Section 4.3.1	53,161	22,021
Investments in for-sale housing – See Section 4.3.2	164,842	300,653

Net investments in residential developments	292,958	397,815
Other net assets(3)	10,002	3,471

Net assets attributable to Tricon – see Section 5	$302,960	$401,286

(1)

Includes Tricon’s investment in The Taylor, The Ivy, West Don Lands and 7 Labatt, where Tricon is a co-investor in each project alongside institutional partners. The comparative balance also includes The Selby.

(2)

Refers to the net assets of The James (Scrivener Square) and The Shops of Summerhill, which are wholly-owned by Tricon as of June 23, 2020. As of December 31, 2020, the net assets of $53,161 include development properties of $110,018 less debt of $60,018 and other net assets of $3,161.

(3)	Other net assets include deferred income tax assets and other working capital items.

58 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.3 Residential Development

4.3.1 Canadian Class A multi-family developments

Tricon is focused on developing, owning and operating the leading portfolio of Class A rental apartments in the Greater Toronto Area. The Company is one of the most active rental developers in downtown Toronto with eight projects totalling 3,720 units (including select condominium units) under construction or in pre-construction as at December 31, 2020, in addition to 500 units at The Selby, which is now essentially stabilized. The Company’s portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to one of its multi-family development properties.

As at December 31, 2020, the carrying value of Tricon’s net assets in its Canadian multi-family development portfolio was $128.1 million. The following table summarizes the net assets by project.

	December 31, 2020				December 31, 2019
(in thousands of U.S. dollars)	Tricon’s share of property value	Tricon’s share of debt and lease obligations(1)	Tricon’s share of net working capital and other items	Tricon’s net assets(2)	Tricon’s share of property value	Tricon’s share of debt and lease obligations(1)	Tricon’s share of net working capital and other items	Tricon’s net assets(2)
Projects in pre-construction
The James (Scrivener Square)	$73,299	$(47,555)	$1,514	$27,258	$25,170	$(10,779)	$289	$14,680
7 Labatt	24,941	(8,814)	53	16,180	23,593	(8,640)	66	15,019
West Don Lands – Blocks 3/4/7	23,639	(11,818)	(2,246)	9,575	6,121	(5,075)	201	1,247
West Don Lands – Block 20	15,232	(14,551)	256	937	3,117	(2,963)	129	283
West Don Lands – Block 10(3)	850	—	2,144	2,994	—	—	1,689	1,689

Subtotal – Projects in pre-construction	$137,961	$(82,738)	$1,721	$56,944	$58,001	$(27,457)	$2,374	$32,918
Projects under construction
The Taylor (57 Spadina)	$33,972	$(11,920)	$(664)	$21,388	$27,088	$(7,297)	$18	$19,809
West Don Lands – Block 8	37,496	(29,545)	(468)	7,483	13,047	(16,954)	5,784	1,877
The Ivy (8 Gloucester)	19,175	(3,138)	361	16,398	15,046	—	438	15,484

Subtotal – Projects under construction	$90,643	$(44,603)	$(771)	$45,269	$55,181	$(24,251)	$6,240	$37,170
Projects in lease-up
The Selby (592 Sherbourne)(4)	$—	$—	$—	$—	$37,167	$(17,645)	$211	$19,733

Subtotal – Projects in lease-up	$—	$—	$—	$—	$37,167	$(17,645)	$211	$19,733
Stabilized projects
The Shops of Summerhill	$36,719	$(12,463)	$1,647	$25,903	$10,455	$(3,149)	$35	$7,341

Subtotal – Stabilized projects	$36,719	$(12,463)	$1,647	$25,903	$10,455	$(3,149)	$35	$7,341

Total	$265,323	$(139,804)	$2,597	$128,116	$160,804	$(72,502)	$8,860	$97,162

Investments in Canadian multi-family developments	$155,305	$(79,786)	$(564)	$74,955	$125,179	$(58,574)	$8,536	$75,141
Canadian development properties, net of debt(5)	110,018	(60,018)	3,161	53,161	35,625	(13,928)	324	22,021
Total	$265,323	$(139,804)	$2,597	$128,116	$160,804	$(72,502)	$8,860	$97,162

(1)	Tricon’s share of debt and lease obligations includes land and construction loans (net of deferred financing fees), vendor take-back loans and lease obligations under ground leases.
(2)	Represents Tricon’s share of development properties and other working capital items, net of debt and lease obligations.
(3)	Tricon’s share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.
(4)	The Selby was reclassified from property under development to income-producing property during the first quarter of 2020, and therefore removed from the Residential Development segment disclosure.
(5)

On June 23, 2020, Tricon acquired the remaining 50% and 75% of The James and The Shops of Summerhill, respectively, for cash of $7,643 and recognized an additional $65,861 of property value, $53,340 of debt and net working deficit of $4,878.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 59

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.3 Residential Development

Project details and projections

The tables in this subsection provide a summary of certain details and projections for Canadian Class A multi-family development projects that management uses to evaluate the ongoing performance of these projects over time and relative to industry peers. The Canadian multi-family development segment targets a development yield spread (net operating income/project cost) of approximately 100 basis points over the yield available on core assets, and is expected to deliver a 4.75% yield at the stabilization of the portfolio. Projected units, rentable area, costs and timelines are estimated based on current project plans which are subject to change. Refer to page 1, “Non-IFRS measures and forward-looking statements”.

As at December 31, 2020, the Canadian multi-family development portfolio consisted of 3,720 projected rental and condominium units. The current status of these units is presented below:

	Projected rental and condominium units
As at	December 31, 2020	December 31, 2019
Pre-construction	2,433	2,541
Construction	1,287	286
Lease-up	—	500

Total	3,720	3,327

	Neighbourhood/ Major intersections in Toronto	Fee simple interest/ ground lease	Tricon’s percentage interest	Projected units(1)	Estimated commercial area (sq. feet)
Projects in pre-construction
The James (Scrivener Square)	Rosedale	Fee simple interest	100%	120	31,000
7 Labatt	Downtown East – Corktown	Fee simple interest	30%	558	51,000
West Don Lands – Blocks 3/4/7	Downtown East – Distillery District	Ground lease	33%	855	39,000
West Don Lands – Block 20	Downtown East – Distillery District	Ground lease	33%	661	250,000
West Don Lands – Block 10	Downtown East – Distillery District	Ground lease(2)	33%	239	TBD

Subtotal – Projects in pre-construction				2,433	371,000
Projects under construction
The Taylor (57 Spadina)	Entertainment District	Fee simple interest	30%	286	44,000
West Don Lands – Block 8	Downtown East – Distillery District	Ground lease	33%	770	4,000
The Ivy (8 Gloucester)	Yonge & Bloor	Fee simple interest	47%	231	1,600

Subtotal – Projects under construction				1,287	49,600

Total				3,720	420,600

(1)	Includes 3,419 projected rental units and 301 projected condominium units.
(2)	The ground lease for West Don Lands – Block 10 is under contract and will be in force upon the severance of the leased premises from a broader land parcel.

60 2020 ANNUAL REPORT TRICON RESIDENTIAL

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for the year ended December 31, 2020

4.3 Residential Development

(in thousands of U.S. dollars)	Cost to date	Projected remaining costs	Projected total cost	Percentage completed(1)	Tricon’s unfunded equity commitment
Projects in pre-construction
The James (Scrivener Square)(2)	$70,000	$195,000	$265,000	8%	$31,653
7 Labatt	63,000	223,000	286,000	3%	8,088
West Don Lands – Blocks 3/4/7	6,000	395,000	401,000	1%	13,275
West Don Lands – Block 20	2,000	371,000	373,000	—	704
West Don Lands – Block 10	3,000	91,000	94,000	3%	7,058

Subtotal – Projects in pre-construction	144,000	1,275,000	1,419,000		60,778
Projects under construction
The Taylor (57 Spadina)	73,000	55,000	128,000	46%	—
West Don Lands – Block 8(3)	64,000	217,000	281,000	22%	—
The Ivy (8 Gloucester)	34,000	79,000	113,000	10%	—

Subtotal – Projects under construction	171,000	351,000	522,000		—

Total	$315,000	$1,626,000	$1,941,000		$60,778

(1)	Percentage completed is calculated by taking cost to date as a percentage of projected total cost, excluding the cost of land.
(2)	Tricon’s unfunded equity commitment for The James excludes $25,564 of committed capital set aside to repay the vendor take-back (VTB) loan due in 2021.
(3)	West Don Lands – Block 8 has a construction loan facility of $280,000 and therefore Tricon does not expect to fund its remaining equity commitment of $16,873.

The projected timelines for construction and lease-up of Tricon’s Canadian multi-family development projects are presented below (see “Non-IFRS measures and forward-looking statements” on page 1).

Performance overview – projects in pre-construction

At The James, the project received the final form zoning by-law and demolition permits and erected site hoarding during the quarter. Subsequent to year-end, Tricon commenced demolition of the existing office building, and shoring and excavation are expected to start in the second quarter of 2021.

The West Don Lands master-plan consists of four projects – Block 8 (currently under construction), Blocks 3/4/7, Block 20, and Block 10. During the quarter, Blocks 3/4/7 received a Ministerial Zoning Order to accelerate entitlements. Tricon and its joint venture partners have received a commitment for a construction loan backed by the Canada Mortgage and Housing Corporation, and the partnership expects to satisfy all outstanding funding conditions and start drawing on the construction loan in mid-2021. Block 20 also received a Ministerial Zoning Order to accelerate entitlements, and is in preparation for site plan submission. At Block 10, formal registration of the distinct rental development land parcel is expected in the first quarter of 2021. The project is fully zoned and will include a multi-family rental building with 239 rental units, along with Toronto’s first purpose-built Indigenous hub. Once part lot control is completed, the joint venture partners together will control over eleven acres of prime land within the West Don Lands, one of the largest and most significant rental communities in Canada that involves all three levels of government.

At 7 Labatt, the project continues to progress with the site plan approval process, which includes refinement of the architectural design. Given the current COVID-19 environment and restrictions in place, the scheduled condominium sales launch has been pushed back, which in turn has delayed the scheduled construction commencement to the second half of 2021.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 61

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for the year ended December 31, 2020

4.3 Residential Development

Performance overview – projects under construction

As a result of the Province of Ontario deeming residential construction an essential service, the COVID-19 pandemic has only had a nominal impact on the development timelines of Tricon’s projects that are already under construction.

At The Taylor, forming has progressed to the 15th floor, installation of the building’s precast masonry façade progressed through the 9th floor, and window installation commenced during the quarter. The project is expected to “top off” in the coming months, with first resident move-ins slated for early 2022 and construction completion in mid-2022.

At Block 8 of the West Don Lands, forming of the below-grade structure is now complete and forming of the above-grade structure projected to be completed in early 2022. Installation of the precast brick façade is expected to commence in mid-2021.

At The Ivy, construction progressed as planned during the quarter. Subsequent to year-end, a crane was erected following the completion of excavation. The project is expected to close on a construction loan in the first quarter of 2021.

4.3.2 Investments in for-sale housing

The Company’s legacy for-sale housing business provides equity or equity-type financing to local and regional developers and homebuilders for housing development, primarily in the U.S. The investments are typically made through Investment Vehicles which hold an interest in for-sale residential land, homebuilding and condominium development projects.

INVESTMENTS IN FOR-SALE HOUSING BY LOCATION

Investment performance of for-sale housing

As part of its strategic shift towards becoming a rental housing company, Tricon intends to decrease its balance sheet investments in its for-sale housing business over time through natural liquidation, and where possible, the strategic disposition of assets. Tricon’s for-sale housing investments are carried at $164.8 million, representing 2.3% of Tricon’s total balance sheet assets as at December 31, 2020.

While the Company has decreased its balance sheet exposure, investments in for-sale housing continue to be a significant source of cash generation for the Company and distributed $14.4 million to Tricon during the quarter, including $1.7 million in performance fees (see Sections 3.2 and 4.4).

In the first quarter of 2020, Tricon recognized a significant write-down of its investments in the for-sale housing business under the context of a precipitous drop in sales in late March and uncertainty over the timing of future cash flows brought on by the pandemic. This resulted in a loss to Tricon of $61.8 million for the year ended December 31, 2020. However, since the onset of the pandemic, sales in several projects have recovered to pre-COVID-19 levels, as historically low mortgage rates, coupled with strong de-urbanization trends and work-from-home mandates, have encouraged home buying in the suburbs. As a result of this acceleration in housing demand, the Company was able to recover some of its previously recognized losses in the fourth quarter. While the for-sale housing market outlook for 2021 appears favourable, management is also mindful of rising labour and material costs, which could partially offset rising home prices and high absorption rates.

62 2020 ANNUAL REPORT TRICON RESIDENTIAL

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for the year ended December 31, 2020

4.3 Residential Development

Project details and projections

The table below presents Tricon’s share of key financial metrics and projections in its for-sale housing investments.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon’s fair value of investment	Projected distributions net of advances remaining(2)
For-sale housing investments	$520,066	$451,986	$164,842	$322,580

(1)	Distributions include repayments of preferred return and capital.
(2)	Projected distributions are based on current project plans which are subject to change. Refer to page 1, “Non-IFRS measures and forward-looking statements”.

For-sale housing investments are structured as self-liquidating investments generally with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). For-sale housing investments now represent 2.3% of total assets but are still expected to generate approximately $322.6 million of net cash flow to Tricon over the next ten years.

The scheduled time frame for Tricon to receive the projected net distributions remaining is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total
Projected distributions net of advances remaining	$83,080	$120,587	$118,913	$322,580

TRICON RESIDENTIAL 2020 ANNUAL REPORT 63

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.4 Private Funds and Advisory

4.4 Private Funds and Advisory

Through its private funds and advisory (“PF&A”) business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this segment include providing asset management, property management and development management services. In aggregate, Tricon manages $2.6 billion of third-party capital across its business segments and intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.

During the quarter, the Company made significant progress in negotiations with institutional investors to syndicate an 80% interest in its U.S. multi-family rental portfolio to a new Investment Vehicle. Subsequent to year-end, the Company announced that this syndication is expected to close in March of 2021 (see Section 3.3). The creation of this new Investment Vehicle will act as a catalyst to further enhance the Company’s private funds and advisory revenue and will provide greater flexibility over capital reallocation. The Company intends to use the net syndication proceeds to reduce debt as part of its deleveraging plan.

Looking forward, the Company intends to launch several new Investment Vehicles in 2021. They include but are not limited to: (i) forming a separate growth-oriented joint venture to acquire additional multi-family properties in the U.S. Sun Belt; (ii) creating a second single-family rental joint venture (“SFR JV-2”), a successor joint venture to SFR JV-1, which is on track to be fully invested by mid-2021; (iii) organizing an additional Investment Vehicle to purchase single-family rental homes directly from homebuilders; and (iv) establishing a joint venture focused on developing and owning Class A rental apartments in the Greater Toronto Area. With third-party equity capital commitments of over $1.2 billion estimated to close in 2021, Tricon is projected to earn an incremental $10 million of annualized asset management fees from these Investment Vehicles in the future.

Performance overview

The following table provides details of revenue from private funds and advisory services for the three and twelve months ended December 31, 2020.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2020	2019	Variance	2020	2019	Variance
Asset management fees(1)	$2,815	$3,355	$(540)	$12,061	$15,099	$(3,038)
Performance fees(2)	1,691	2,565	(874)	2,836	7,448	(4,612)
Development fees(3)	5,653	5,876	(223)	18,298	17,736	562
Property management fees(4)	180	342	(162)	895	777	118

Revenue from private funds and advisory services	$10,339	$12,138	$(1,799)	$34,090	$41,060	$(6,970)

(1)	Ranges typically from 1–2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2)	Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%.
(3)

Calculated as 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments.

(4)	Includes property management fees of 4% of rental revenue from Canadian multi-family rental properties and other ancillary fees.

Revenue from private funds and advisory services for the three and twelve months ended December 31, 2020 decreased by $1.8 million and $7.0 million, respectively, compared to the same periods in the prior year. Refer to the variance commentary in Section 3.1 for more details.

64 2020 ANNUAL REPORT TRICON RESIDENTIAL

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for the year ended December 31, 2020

4.4 Private Funds and Advisory

The Company also earns significant fees from managing the single-family rental homes and Canadian multi-family developments held in controlled subsidiaries, which are eliminated upon consolidation. The tables below provide an overview of the gross fees earned, followed by consolidation eliminations to arrive at the net fees earned in the three and twelve months ended December 31, 2020 as well as the comparative periods.

(in thousands of U.S. dollars)	Asset management fees	Performance fees	Development fees	Property management fees(1)	Total
For the three months ended December 31, 2020
Gross management fees	$2,815	$1,691	$6,027	$12,597	$23,130
Less fees eliminated upon consolidation:
Development fees eliminated	—	—	(374)	—	(374)
Property management fees eliminated	—	—	—	(12,417)	(12,417)

Total revenue from private funds and advisory services	$2,815	$1,691	$5,653	$180	$10,339

For the three months ended December 31, 2019
Gross management fees	$3,355	$2,565	$5,876	$13,692	$25,488
Less fees eliminated upon consolidation:
Property management fees eliminated	—	—	—	(13,350)	(13,350)

Total revenue from private funds and advisory services	$3,355	$2,565	$5,876	$342	$12,138

(in thousands of U.S. dollars)	Asset management fees	Performance fees	Development fees	Property management fees(1)	Total
For the twelve months ended December 31, 2020
Gross management fees	$12,061	$2,836	$19,038	$45,464	$79,399
Less fees eliminated upon consolidation:
Development fees eliminated	—	—	(740)	—	(740)
Property management fees eliminated	—	—	—	(44,569)	(44,569)

Total revenue from private funds and advisory services	$12,061	$2,836	$18,298	$895	$34,090

For the twelve months ended December 31, 2019
Gross management fees	$15,099	$7,448	$17,736	$46,892	$87,175
Less fees eliminated upon consolidation:
Property management fees eliminated	—	—	—	(46,115)	(46,115)

Total revenue from private funds and advisory services	$15,099	$7,448	$17,736	$777	$41,060

(1)	Property management fees also include leasing, acquisition and construction management fee revenue.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 65

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

4.4 Private Funds and Advisory

Future performance fees

The table below provides a summary of projected performance fees by business that Tricon could earn over time based on current business plans (forward-looking information; see page 1). Projected performance fees are based on Tricon’s analysis of projected cash flows over the expected life of existing projects and Investment Vehicles in each business. Projected cash flows are determined based on detailed quarterly and/or annual budgets prepared by management or third-party developers or in certain cases based on third-party appraisals performed in the current quarter.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total
Single-family rental	$—	$—	$60,000	$60,000
Canadian multi-family rental developments	—	—	18,891	18,891
For-sale housing	5,224	9,786	6,760	21,770

Estimated future performance fees	$5,224	$9,786	$85,651	$100,661

Assets under management

Third-party AUM increased by $118.7 million or 5% to $2.6 billion as at December 31, 2020, from $2.4 billion as at December 31, 2019. Refer to Section 7.2 for a definition of AUM.

CHANGES IN THIRD-PARTY AUM

The primary changes in third-party AUM since December 31, 2019 were:

•

An increase of $279.2 million in single-family rental AUM, driven primarily by a new securitization transaction used to finance a growing portfolio of single-family rental homes in SFR JV-1. This transaction increased the outstanding property-level debt, which is a component of single-family rental AUM (see Section 7.2) .

•

An increase of $150.7 million in multi-family rental AUM, as The Selby approached stabilization and thus was reclassified from the residential development business segment to the multi-family rental business segment.

•

An offsetting decrease of $147.9 million in Canadian multi-family rental development AUM, primarily driven by the reclassification of The Selby discussed above, along with the reclassification of The James and The Shops of Summerhill, given the Company has acquired its former partners’ interests in those properties. These decreases were partially offset by additional funded debt as construction progressed at various projects in the portfolio.

•

An additional decrease of $163.3 million in for-sale housing AUM, primarily attributable to $102.5 million of distributions from commingled funds and separate accounts to third-party investors, and the disposition by Tricon and its partners of the separate account investment at Fulshear Farms (Houston, Texas), among other items.

66 2020 ANNUAL REPORT TRICON RESIDENTIAL

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for the year ended December 31, 2020

4.4 Private Funds and Advisory

The following table provides a further breakdown of the components of third-party AUM.

(in thousands of U.S. dollars)	December 31, 2020(1)	September 30, 2020(1)	June 30, 2020(1)	March 31, 2020(1)	December 31, 2019(1)	September 30, 2019(1)	June 30, 2019(1)	March 31, 2019(1)
Single-family rental	$1,137,936	$1,042,386	$933,947	$935,134	$858,723	$738,717	$673,754	$609,957
Multi-family rental	150,659	134,527	132,666	127,780	—	—	—	—
Residential development
Canadian multi-family rental developments	231,945	208,933	226,812	242,244	379,812	369,078	364,062	345,576
For-sale housing	1,032,818	1,089,535	1,100,417	1,175,016	1,196,075	1,224,623	804,686	836,330

Residential development	1,264,763	1,298,468	1,327,229	1,417,260	1,575,887	1,593,701	1,168,748	1,181,906

Third-party AUM	$2,553,358	$2,475,381	$2,393,842	$2,480,174	$2,434,610	$2,332,418	$1,842,502	$1,791,863

(1)

USD/CAD exchange rates used at each balance sheet date are: at December 31, 2020: 1.2732; September 30, 2020: 1.3339; June 30, 2020: 1.3628; March 31, 2020: 1.4187; December 31, 2019: 1.2988; September 30, 2019: 1.3243; June 30, 2019: 1.3087; March 31, 2019: 1.3363.

The table below provides a reconciliation, by business, of the outstanding third-party capital investment balances to AUM (KPI measure; refer to Section 7.2).

(in thousands of U.S. dollars)	Outstanding invested capital (at cost)	Share of outstanding project debt	Unfunded equity commitment(1)	Third-party AUM as at December 31, 2020
Single-family rental(2)	$341,471	$729,266	$67,199	$1,137,936
Multi-family rental(3)	40,368	110,291	—	150,659
Canadian multi-family rental developments(4)	75,427	95,069	61,449	231,945
For-sale housing(5)	588,813	—	444,005	1,032,818

Total	$1,046,079	$934,626	$572,653	$2,553,358

(1)	Commitments to projects include guarantees made under loan agreements plus reserves. Project commitments can exceed total capitalization as a result of reinvestment rights.
(2)

Single-family rental includes SFR JV-1. Limited partners’ share of the outstanding debt includes their share of the JV-1 warehouse credit facility, JV-1 securitization debt 2019-1, JV-1 securitization debt 2020-1, and the JV-1 subscription facility, the latter of which is a substitute for invested capital and can be replaced by equity funding at management’s discretion. As at December 31, 2020, Tricon’s share of outstanding invested capital and its unfunded equity commitment for SFR JV-1 were $151,590 and $77,185, respectively.

(3)	Multi-family rental includes The Selby commencing in Q1 2020, as construction was substantially completed.
(4)

Canadian multi-family rental developments include The Taylor, West Don Lands, The Ivy and 7 Labatt. Comparative periods also include The Selby, which was reclassified to income-producing multi-family rental properties in Q1 2020, and The James (Scrivener Square) and The Shops of Summerhill, which are wholly-owned by Tricon effective June 23, 2020. Other than in respect of The Selby, The Taylor and 7 Labatt, Tricon has partnered with strategic partners that do not pay asset management or performance fees to the Company for management of their invested capital (but for clarity do pay development and property management fees). Refer to the AIF for a description of these Investment Vehicles.

(5)

For-sale housing includes THP1 US, THP2 US, THP2 Canada, THP3 Canada, Mahogany, Cross Creek Ranch, Grand Central Park, Trilogy at Verde River, Viridian, THP US SP1, THP US SP2, Trilogy at Vistancia West, Trilogy Lake Norman, Arantine Hills and THPAS JV-1 (including single-family rental build-to-rent communities). Refer to the AIF for a description of these Investment Vehicles.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 67

5 SUMMARY OF NON-IFRS SEGMENT INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

5. SUMMARY OF NON-IFRS SEGMENT INFORMATION

Management considers Core FFO and AFFO to be key measures of the Company’s operating performance (refer to Section 7.1 for KPI definitions). These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business. Refer to the discussion of non-IFRS measures on page 1, including FFO, Core FFO and AFFO.

The discussion and presentation of non-IFRS measures throughout this section reflect Tricon’s proportionate share of the business, unless otherwise stated.

The following table reconciles FFO, Core FFO and AFFO to the net income reflected in the Company’s income statement for the three and twelve months ended December 31, 2020. Comparative periods have been reclassified to conform with the current period presentation.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2020	2019	Variance	2020	2019	Variance
Net income attributable to Tricon’s shareholders	$79,678	$42,354	$37,324	$113,322	$107,762	$5,560
Fair value gain on rental properties(1)	(106,995)	(32,025)	(74,970)	(198,314)	(116,548)	(81,766)
Loss from investments in for-sale housing(2)	—	—	—	79,579	—	79,579
Fair value loss (gain) on derivative financial instruments and other liabilities(1)	16,418	1,462	14,956	7,461	(2,357)	9,818
Other adjustments(3)	12,204	3,029	9,175	30,388	5,585	24,803

FFO attributable to Tricon’s shareholders	$1,305	$14,820	$(13,515)	$32,436	$(5,558)	$37,994

Other income(1)	(1,774)	—	(1,774)	(1,774)	—	(1,774)
Transaction costs(1)	2,491	6,532	(4,041)	14,016	36,415	(22,399)
Deferred tax expense(1)	33,133	3,228	29,905	40,425	11,934	28,491
Amortization and depreciation expense(1)	2,614	2,733	(119)	10,848	10,543	305
Foreign exchange (gain) loss(1)	(948)	(178)	(770)	166	(42)	208
Interest incurred on convertible debentures(4)	2,506	2,492	14	9,927	9,902	25
Interest on Due to Affiliate(4)	4,312	—	4,312	5,654	—	5,654
Amortization of deferred financing costs, discounts and lease obligations(4)	3,730	2,055	1,675	10,922	7,081	3,841
Gain on sale of U.S. multi-family developments(1)	—	(1,113)	1,113	—	(9,718)	9,718
Non-cash compensation(5)	702	704	(2)	4,979	3,979	1,000
Non-recurring compensation	—	27	(27)	107	1,184	(1,077)
Other adjustments(6)	(7,452)	(9,060)	1,608	(15,559)	(9,072)	(6,487)
Limited partners’ share of
Core FFO adjustments(7)	(709)	(492)	(217)	(2,563)	(1,637)	(926)

Core FFO attributable to Tricon’s shareholders	$39,910	$21,748	$18,162	$109,584	$55,011	$54,573

Recurring capital expenditures	(7,445)	(5,825)	(1,620)	(27,875)	(26,623)	(1,252)

AFFO attributable to Tricon’s shareholders	$32,465	$15,923	$16,542	$81,709	$28,388	$53,321

(1)	Refer to consolidated income statement in Section 3.1.
(2)	Relates to a one-time unrealized fair value loss taken on the for-sale housing assets in Q1 2020.
(3)	Relates to limited partners’ share of FFO adjustments for fair value gains/(losses).
(4)	Refer to the breakdown of interest expense in Section 3.1.
(5)	Comprised of equity-settled AIP and LTIP expense, which is presented in Section 3.1.
(6)

Comprised of amortization, unrealized foreign exchange and deferred taxes within income from equity-accounted investments and investments held at FVTPL, non-controlling interests’ share of amortization and depreciation and other income from government assistance, other non-recurring expenses and lease payments related to the Company’s right-of-use assets. Fair value gains from investments in Canadian multi-family developments are also included as eliminations.

(7)	Comprised of limited partners’ share of transaction costs and amortization of deferred financing fees.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 69

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

The following table provides a breakdown of Core FFO by business segment, AFFO, Core FFO per share and AFFO per share. Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units of Tricon PIPE LLC).

For the periods ended December 31
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	Three months			Twelve months
	2020	2019	Variance	2020	2019	Variance
Single-family rental Core FFO(1)	$28,678	$23,031	$5,647	$110,685	$84,663	$26,022
Multi-family rental Core FFO	7,196	7,056	140	27,988	15,470	12,518
Residential development Core FFO(2)	11,532	3,076	8,456	18,913	8,240	10,673
Private funds and advisory Core FFO(1)	5,815	8,154	(2,339)	20,813	28,141	(7,328)

	$53,221	$41,317	$11,904	$178,399	$136,514	$41,885
Corporate overhead	(19,627)	(15,586)	(4,041)	(60,295)	(62,230)	1,935
Corporate interest expense	(1,018)	(5,297)	4,279	(13,032)	(18,173)	5,141
Current income tax recovery	7,334	1,314	6,020	4,512	(1,100)	5,612

Core funds from operations (Core FFO)	$39,910	$21,748	$18,162	$109,584	$55,011	$54,573

Recurring capital expenditures	(7,445)	(5,825)	(1,620)	(27,875)	(26,623)	(1,252)

Adjusted funds from operations (AFFO)	$32,465	$15,923	$16,542	$81,709	$28,388	$53,321

Core FFO per share	$0.16	$0.10	$0.06	$0.49	$0.29	$0.20
Core FFO per share (CAD)(3)	$0.21	$0.13	$0.08	$0.66	$0.38	$0.28
AFFO per share	$0.13	$0.07	$0.06	$0.36	$0.15	$0.21
AFFO per share (CAD)(3)	$0.17	$0.09	$0.08	$0.48	$0.20	$0.28
Core FFO payout ratio(4)	27%	48%	(21%)	37%	70%	(33%)
AFFO payout ratio(4)	33%	66%	(33%)	49%	136%	(87%)
Weighted average shares outstanding – diluted	248,247,018	213,682,237	34,564,781	224,015,498	191,081,128	32,934,370

(1)

Certain fees earned from limited partners totalling $1,489 in the first quarter of 2020 (Q1 2019 – $1,295) have been reclassified from single-family rental Core FFO to private funds and advisory Core FFO to conform with the current period presentation. This change in classification did not result in any changes to total Core FFO and AFFO.

(2)

Certain fair value gains recognized on equity-accounted investments totalling $5,099 in the first quarter of 2020 have been removed from residential development Core FFO to conform with the current period presentation. This change resulted in a $5,099 decrease to Core FFO for the year ended December 31, 2020.

(3)

USD/CAD exchange rates used are 1.3030 and 1.3415 for the three and twelve months ended December 31, 2020, respectively. For the three and twelve months ended December 31, 2019, USD/CAD exchange rates used are 1.3200 and 1.3269, respectively. (4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively.

For the three months ended December 31, 2020, Core FFO increased by $18.2 million to $39.9 million compared to $21.7 million in the same period of the prior year. The variance is explained by:

•

An increase in single-family rental Core FFO of $5.6 million, primarily attributable to higher NOI on a larger rental portfolio. This increase in NOI was bolstered by strong rent growth and higher occupancy, alongside successful cost containment aided by a lower turnover rate.

•

An increase in multi-family rental Core FFO of $0.1 million from the inclusion of The Selby as the property was stabilized in 2020. The U.S. multi-family rental Core FFO remained relatively flat as a decrease in NOI, reflecting the negative impact of the COVID-19 pandemic, was completely offset by savings in interest expense associated with a lower LIBOR and a reduced debt balance.

•

An increase in residential development Core FFO of $8.5 million, driven largely by Tricon’s investments in for-sale housing. Despite the negative impact of the COVID-19 pandemic in early 2020, sales in several projects have recovered to pre-COVID-19 levels. For-sale housing investments distributed $12.7 million of cash to Tricon during the quarter, excluding performance fees.

•

A decrease in Core FFO from private funds and advisory of $2.3 million, driven by lower performance fees and asset management fees as a result of lower investment balances for maturing for-sale housing investments, along with a decrease in Johnson development fees.

70 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

•

An increase in corporate overhead of $4.0 million, driven by higher cash compensation arising from performance-based AIP awards, which were finalized in the fourth quarter of 2020, as well as payroll costs that correspond with the Company’s ongoing growth plans. This increase was partially offset by a decrease in general and administration expense that was higher in 2019 attributable to various consulting fees related to the formal implementation of the Company’s ESG roadmap.

•

A decrease in corporate interest expense of $4.3 million, resulting from a significant repayment of the corporate credit facility using the proceeds of the Due to Affiliate (see Section 3.2) as well as lower average effective interest rates. As at December 31, 2020, the corporate credit facility balance was $26.0 million compared to $297.0 million at the end of the prior year.

•

An increase in the current income tax recovery of $6.0 million from the Company’s application of a loss carryback provision which enabled the Company to recover current year losses in certain corporate entities from taxes paid in prior years.

For the twelve months ended December 31, 2020, Core FFO increased by $54.6 million to $109.6 million compared to $55.0 million in the prior year, primarily driven by the same reasons noted above. In addition, the current year includes a full twelve months of U.S. multi-family rental operating results compared to approximately seven months of results in 2019. Corporate overhead also decreased as more property management personnel costs were allocated to property direct operating costs, as the rental portfolio under management continued to expand.

AFFO for the three and twelve months ended December 31, 2020 increased by $16.5 million and $53.3 million, respectively, from the same periods in the prior year. These variances reflect the increase in Core FFO noted above, along with higher recurring capital expenditures attributable to the full-year inclusion of the U.S. multi-family rental portfolio results. While Tricon’s single-family rental portfolio has expanded in 2020, the Company was able to lower recurring capital expenditures as a result of lower turnover and a targeted reduction in elective capital projects during the COVID-19 pandemic.

Core FFO per share increased by $0.06 and $0.20 to $0.16 and $0.49, respectively, for the three and twelve months ended December 31, 2020 compared to the same periods in the prior year for the reasons discussed above. AFFO per share increased by $0.06 and $0.21 to $0.13 and $0.36, respectively, for the three and twelve months ended December 31, 2020 compared to the same periods in the prior year for the reasons discussed above. These increases were partially offset by a higher number of weighted average dilutive shares, which includes the impact of the exchangeable preferred units of Tricon PIPE LLC.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 71

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

The following table provides reconciliations of the items marked “A” and “C” above, from the corporate-level expenses, as shown in the Corporate column of the proportionate income statement by business segment. Refer to the proportionate income statement below for a reconciliation of corporate-level costs to proportionate and consolidated results per IFRS.

The breakdown of recurring capital expenditures by business segment is also presented and reconciled to the item marked as “D” in the table above.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2020	2019	Variance	2020	2019	Variance
Property management overhead	$5,872	$5,675	$(197)	$22,654	$25,875	$3,221
Cash compensation expense(1)	10,468	6,296	(4,172)	23,748	22,954	(794)
General and administration expense(2)	3,287	3,615	328	13,893	13,401	(492)

Corporate overhead	$19,627	$15,586	$(4,041)	$60,295	$62,230	$1,935

Interest expense	$10,212	$8,974	$(1,238)	$35,048	$32,648	$(2,400)
Convertible debentures	(2,506)	(2,492)	14	(9,927)	(9,902)	25
Interest on Due to Affiliate	(4,312)	—	4,312	(5,654)	—	5,654
Amortization of deferred financing costs, discounts and lease obligations	(2,376)	(1,185)	1,191	(6,435)	(4,573)	1,862

Corporate interest expense	$1,018	$5,297	$4,279	$13,032	$18,173	$5,141

Current income tax expense	$(7,334)	$(1,997)	$5,337	$(4,512)	$5,201	$9,713
Tax on sale of U.S. multi-family developments	—	683	683	—	(4,101)	(4,101)

Total income tax expense	$(7,334)	$(1,314)	$6,020	$(4,512)	$1,100	$5,612

Single-family rental	$5,550	$4,117	$(1,433)	$22,462	$23,165	$703
U.S. multi-family rental	1,875	1,708	(167)	5,373	3,458	(1,915)
Canadian multi-family rental	20	—	(20)	40	—	(40)

Recurring capital expenditures	$7,445	$5,825	$(1,620)	$27,875	$26,623	$(1,252)

(1)

Compensation expense for Core FFO purposes excludes equity-settled, non-cash compensation and non-recurring compensation. The table below reconciles salaries and benefits and cash-settled AIP and LTIP expense to total compensation expense in the Corporate segment.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2020	2019	Variance	2020	2019	Variance
Salaries and benefits	$2,738	$2,402	$(336)	$10,493	$8,539	$(1,954)
Cash-settled AIP	6,233	2,577	(3,656)	15,393	11,572	(3,821)
Cash-settled LTIP	1,497	1,317	(180)	(2,138)	2,843	4,981

Compensation expense for FFO	$10,468	$6,296	$(4,172)	$23,748	$22,954	$(794)

Non-cash compensation	$558	$335	$(223)	$4,593	$3,508	$(1,085)
Non-recurring compensation	—	27	27	107	1,184	1,077

Total compensation expense in Corporate segment	$11,026	$6,658	$(4,368)	$28,448	$27,646	$(802)

(2)

General and administration expense for Core FFO purposes refers to the general and administration expense in the Corporate segment, plus $569 and $2,415 related to lease payments on right-of-use assets for the three and twelve months ended December 31, 2020, respectively (2019 – $933 and $2,291, respectively). The twelve months ended December 31, 2019 also includes an add-back of $20 related to gain on disposition of fixed assets.

72 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Proportionate income statement by business segment

The tables below present Tricon’s proportionate share of the consolidated financial results for the three and twelve months ended December 31, 2020 by deducting third-party interests’ share of each income statement line item in the single-family rental business segment. Third-party interests and inter-segment eliminations are adjusted for in the IFRS reconciliation column to arrive at the consolidated results under IFRS. Net income attributable to non-controlling interests is deducted in the Private Funds and Advisory segment to arrive at net income attributable to Tricon’s shareholders.

	Tricon’s proportionate share of results by business segment
For the three months ended December 31, 2020 (in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Residential Development	Private Funds and Advisory	Corporate	Total proportionate results	IFRS reconciliation	Tricon results as reported
	Section 4.1	Section 4.2	Section 4.3	Section 4.4				Section 3.1
Revenue from rental properties	$75,254	$27,583	$—	$—	$—	$102,837	$19,146	$121,983
Direct operating expenses	(24,778)	(11,979)	—	—	—	(36,757)	(5,903)	(42,660)

Net operating income from rental properties	50,476	15,604	—	—	—	66,080	13,243	79,323
Revenue from private funds and advisory services	—	—	—	10,339	—	10,339	—	10,339
Income from investments in
Canadian multi-family developments	—	427	8,293	—	—	8,720	—	8,720
Other income from Canadian development properties	—	—	309	—	—	309	—	309
Income from investments in for-sale housing	—	—	10,191	—	—	10,191	—	10,191
Other income	—	—	—	1,774	—	1,774	—	1,774
Property management overhead	—	—	—	—	(5,872)	(5,872)	—	(5,872)
Compensation expense	—	—	—	(3,914)	(11,026)	(14,940)	—	(14,940)
General and administration expense	(1,826)	(406)	—	(172)	(2,718)	(5,122)	(626)	(5,748)
Other expense	—	—	—	—	—	—	(791)	(791)
Interest expense	(20,365)	(8,077)	(226)	—	(10,212)	(38,880)	(5,541)	(44,421)
Fair value gain on rental properties	94,791	—	—	—	—	94,791	12,204	106,995
Fair value loss on derivative financial instruments and other liabilities	(11)	—	—	—	(16,407)	(16,418)	—	(16,418)
Transaction costs	(24)	(505)	—	—	(1,962)	(2,491)	—	(2,491)
Amortization and depreciation expense	—	(6)	—	(747)	(1,861)	(2,614)	—	(2,614)
Foreign exchange gain	—	—	—	—	948	948	—	948
Leasing commission income (expense)	—	—	—	709	—	709	(709)	—
Net change in fair value of limited partners’ interests in rental business	—	—	—	—	—	—	(17,780)	(17,780)
Current income tax (expense) recovery	(249)	5	—	(3)	7,334	7,087	—	7,087
Deferred income tax recovery (expense)	—	—	287	—	(33,420)	(33,133)	—	(33,133)
Non-controlling interest	—	—	—	(1,800)	—	(1,800)	—	(1,800)

Net income (loss) attributable to Tricon’s shareholders	$122,792	$7,042	$18,854	$6,186	$(75,196)	$79,678	$—	$79,678

Fair value gain on rental properties	(94,791)	—	—	—	—	(94,791)	(12,204)	(106,995)
Fair value loss on derivative financial instruments and other liabilities	11	—	—	—	16,407	16,418	—	16,418
Other adjustments	—	—	—	—	—	—	12,204	12,204

FFO attributable to Tricon’s shareholders	$28,012	$7,042	$18,854	$6,186	$(58,789)	$1,305	$—	$1,305

Other income	—	—	—	(1,774)	—	(1,774)	—	(1,774)
Transaction costs	24	505	—	—	1,962	2,491	—	2,491
Deferred tax (recovery) expense	—	—	(287)	—	33,420	33,133	—	33,133
Amortization and depreciation expense	—	6	—	747	1,861	2,614	—	2,614
Foreign exchange gain	—	—	—	—	(948)	(948)	—	(948)
Interest incurred on convertible debentures	—	—	—	—	2,506	2,506	—	2,506
Interest on Due to Affiliate	—	—	—	—	4,312	4,312	—	4,312
Amortization of deferred financing costs, discounts and lease obligations	642	—	3	—	2,376	3,021	709	3,730
Non-cash compensation(1)	—	—	—	144	558	702	—	702
Other adjustments(2)	—	(357)	(7,038)	512	(569)	(7,452)	—	(7,452)
Limited partners’ share of Core FFO adjustments	—	—	—	—	—	—	(709)	(709)

Core FFO attributable to Tricon’s shareholders	$28,678	$7,196	$11,532	$5,815	$(13,311)	$39,910	$—	$39,910

Recurring capital expenditures	(5,550)	(1,895)	—	—	—	(7,445)	—	(7,445)

AFFO attributable to Tricon’s shareholders	$23,128	$5,301	$11,532	$5,815	$(13,311)	$32,465	$—	$32,465

(1)	Comprised of equity-settled AIP and LTIP expense, which is presented in Section 3.1.
(2)

Comprised of amortization, unrealized foreign exchange and deferred taxes within income from equity-accounted investments and investments held at FVTPL, non-controlling interests’ share of amortization and depreciation and other income from government assistance, other non-recurring expenses and lease payments related to the Company’s right-of-use assets. Fair value gains from investments in Canadian multi-family developments are also included as eliminations.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 73

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

	Tricon’s proportionate share of results by business segment
For the twelve months ended December 31, 2020 (in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Residential Development	Private Funds and Advisory	Corporate	Total proportionate results	IFRS reconciliation	Tricon results as reported
	Section 4.1	Section 4.2	Section 4.3	Section 4.4				Section 3.1
Revenue from rental properties	$296,940	$111,205	$—	$—	$—	$408,145	$70,042	$478,187
Direct operating expenses	(99,412)	(48,296)	—	—	—	(147,708)	(21,830)	(169,538)

Net operating income from rental properties	197,528	62,909	—	—	—	260,437	48,212	308,649
Revenue from private funds and advisory services(1)	—	—	—	34,090	—	34,090	—	34,090
Income from investments in
Canadian multi-family developments	—	746	13,378	—	—	14,124	—	14,124
Other income from Canadian development properties	—	—	791	—	—	791	—	791
Loss from investments in for-sale housing	—	—	(61,776)	—	—	(61,776)	—	(61,776)
Other income	—	—	—	1,774	—	1,774	—	1,774
Property management overhead	—	—	—	—	(22,654)	(22,654)	—	(22,654)
Compensation expense	—	—	—	(11,652)	(28,448)	(40,100)	—	(40,100)
General and administration expense	(6,878)	(2,111)	—	(879)	(11,478)	(21,346)	(2,223)	(23,569)
Other expense	—	—	—	—	—	—	(3,173)	(3,173)
Interest expense	(81,564)	(33,464)	(524)	—	(35,048)	(150,600)	(20,010)	(170,610)
Fair value gain (loss) on rental properties	190,461	(22,535)	—	—	—	167,926	30,388	198,314
Fair value loss on derivative financial instruments and other liabilities	(39)	—	—	—	(7,422)	(7,461)	—	(7,461)
Transaction costs	(24)	(2,409)	—	—	(11,583)	(14,016)	—	(14,016)
Amortization and depreciation expense	—	(22)	—	(3,079)	(7,747)	(10,848)	—	(10,848)
Foreign exchange gain (loss)	—	4	—	—	(170)	(166)	—	(166)
Leasing commission income (expense)(1)	—	—	—	2,613	—	2,613	(2,613)	—
Net change in fair value of limited partners’ interests in rental business	—	—	—	—	—	—	(50,581)	(50,581)
Current income tax (expense) recovery	(319)	5	(145)	(3)	4,512	4,050	—	4,050
Deferred income tax recovery (expense)	—	—	8,118	—	(48,543)	(40,425)	—	(40,425)
Non-controlling interest	—	—	—	(3,091)	—	(3,091)	—	(3,091)

Net income (loss) attributable to Tricon’s shareholders	$299,165	$3,123	$(40,158)	$19,773	$(168,581)	$113,322	$—	$113,322

Fair value (gain) loss on rental properties	(190,461)	22,535	—	—	—	(167,926)	(30,388)	(198,314)
Loss from investments in for-sale housing	—	—	79,579	—	—	79,579	—	79,579
Fair value loss on derivative
financial instruments and other liabilities	39	—	—	—	7,422	7,461	—	7,461
Other adjustments	—	—	—	—	—	—	30,388	30,388

FFO attributable to Tricon’s shareholders	$108,743	$25,658	$39,421	$19,773	$(161,159)	$32,436	$—	$32,436

Other income	—	—	—	(1,774)	—	(1,774)	—	(1,774)
Transaction costs	24	2,409	—	—	11,583	14,016	—	14,016
Deferred tax (recovery) expense	—	—	(8,118)	—	48,543	40,425	—	40,425
Amortization and depreciation expense	—	22	—	3,079	7,747	10,848	—	10,848
Foreign exchange (gain) loss	—	(4)	—	—	170	166	—	166
Interest incurred on convertible debentures	—	—	—	—	9,927	9,927	—	9,927
Interest on Due to Affiliate	—	—	—	—	5,654	5,654	—	5,654
Amortization of deferred financing costs, discounts and lease obligations	1,918	—	6	—	6,435	8,359	2,563	10,922
Non-cash compensation(2)	—	—	—	386	4,593	4,979	—	4,979
Non-recurring compensation	—	—	—	—	107	107	—	107
Other adjustments(3)	—	(97)	(12,396)	(651)	(2,415)	(15,559)	—	(15,559)
Limited partners’ share of Core FFO adjustments	—	—	—	—	—	—	(2,563)	(2,563)

Core FFO attributable to Tricon’s shareholders	$110,685	$27,988	$18,913	$20,813	$(68,815)	$109,584	$—	$109,584

Recurring capital expenditures	(22,462)	(5,413)	—	—	—	(27,875)	—	(27,875)

AFFO attributable to Tricon’s shareholders	$88,223	$22,575	$18,913	$20,813	$(68,815)	$81,709	$—	$81,709

(1)

Certain fees earned from limited partners totalling $1,489 in the first quarter of 2020 have been reclassified from single-family rental Core FFO to private funds and advisory Core FFO to conform with the current period presentation. This change in classification did not result in any changes to total Core FFO and AFFO.

(2)	Comprised of equity-settled AIP and LTIP expense, which is presented in Section 3.1.
(3)

Comprised of amortization, unrealized foreign exchange and deferred taxes within income from equity-accounted investments and investments held at FVTPL, non-controlling interests’ share of amortization and depreciation and other income from government assistance, other non-recurring expenses and lease payments related to the Company’s right-of-use assets. Fair value gains from investments in Canadian multi-family developments are also included as eliminations.

74 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Proportionate balance sheet by business segment

The table below presents Tricon’s proportionate share of net assets as at December 31, 2020 by deducting third-party interests’ share of each balance sheet line item in the single-family rental business segment. Third-party interests and inter-segment eliminations are adjusted for in the IFRS reconciliation column to arrive at the consolidated net assets under IFRS. Net assets attributable to non-controlling interests are deducted in the Private Funds and Advisory segment to arrive at net assets attributable to Tricon’s shareholders.

	Tricon’s proportionate share of balance sheet by business segment
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Residential Development	Private Funds and Advisory	Corporate	Total proportionate results	IFRS reconciliation	Tricon results as reported
	Section 4.1	Section 4.2	Section 4.3	Section 4.4				Section 3.2
Assets
Rental properties	$3,941,085	$1,331,376	$—	$—	$—	$5,272,461	$1,049,457	$6,321,918
Investments in Canadian multi-family developments	—	19,913	74,955	—	—	94,868	—	94,868
Canadian development properties	—	—	110,018	—	—	110,018	—	110,018
Investments in for-sale housing	—	—	164,842	—	—	164,842	—	164,842
Restricted cash	73,165	18,268	4,194	—	—	95,627	20,675	116,302
Intangible assets	—	—	—	8,599	3,764	12,363	—	12,363
Goodwill and other assets	—	100	—	324	156,404	156,828	—	156,828
Deferred income tax assets	—	—	10,558	1,052	90,834	102,444	—	102,444
Derivative financial instruments	—	—	—	—	841	841	—	841
Cash	14,909	3,582	637	7,178	5,713	32,019	23,139	55,158
Other working capital items(1)	9,758	6,411	1,811	3,204	17,530	38,714	538	39,252

Total assets	$4,038,917	$1,379,650	$367,015	$20,357	$275,086	$6,081,025	$1,093,809	$7,174,834
Liabilities
Debt	$2,412,210	$910,340	$60,018	$—	$37,089	$3,419,657	$717,849	$4,137,506
Convertible debentures	—	—	—	—	165,956	165,956	—	165,956
Due to Affiliate	—	—	—	—	251,647	251,647	—	251,647
Long-term incentive plan	—	—	—	—	17,930	17,930	—	17,930
Deferred income tax liabilities	—	—	—	—	298,071	298,071	—	298,071
Other liabilities(2)	68,967	23,023	4,037	2,322	86,177	184,526	375,960	560,486

Total liabilities	2,481,177	933,363	64,055	2,322	856,870	4,337,787	1,093,809	5,431,596
Non-controlling interest	—	—	—	8,142	—	8,142	—	8,142
Net assets attributable to

Tricon’s shareholders	$1,557,740	$446,287	$302,960	$9,893	$(581,784)	$1,735,096	$—	$1,735,096

Net debt to assets(3)						55.3%

(1)	Other working capital items include amounts receivable and prepaid expenses and deposits.
(2)	Other liabilities include derivative financial instruments, other liability, limited partners’ interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.
(3)	Calculated by dividing net debt by total assets (net of cash and restricted cash).

TRICON RESIDENTIAL 2020 ANNUAL REPORT 75

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Summary of selected income statement, balance sheet and operating items

Management considers net assets (book value) per share to be an important component of the Company’s value, and it reflects the IFRS value of its rental and development businesses. The Company also creates additional franchise value through its Private Funds and Advisory business and vertically integrated, technology-enabled operating platform which allows it to generate various forms of contractual fees that are not reflected in the IFRS book values disclosed below.

	Rental portfolio(1)
(in thousands of U.S. dollars, except units, average monthly rent, percentages and per share amounts)	Single-Family Rental	Multi-Family Rental	Tricon proportionate results +	Consolidation reconciliation	Consolidated results + +
Total rental units managed	22,766	7,289			30,055
Tricon’s proportionate share of rental units	17,859	7,289	25,148	4,907	30,055
Average monthly rent	$1,464	$1,217
Occupancy	96.4%	93.6%
NOI margin	67.1%	56.6%
Quarterly NOI	50,476	15,604	66,080	13,243	79,323
Annualized NOI	201,904	62,416	264,320	52,972	317,292
Rental properties	3,941,085	1,331,376	5,272,461	1,049,457	6,321,918
Investments in Canadian multi-family developments (The Selby)	—	19,913	19,913	—	19,913
Net debt	(2,324,136)	(888,490)	(3,212,626)	(674,035)	(3,886,661)
Other liabilities	(59,209)	(16,512)	(75,721)	(375,422)	(451,143)

Net assets attributable to Tricon’s shareholders	$1,557,740	$446,287	$2,004,027	$—	$2,004,027

Net assets per share(2)	$8.06	$2.31	$10.37
Net assets per share (CAD)(2)	$10.26	$2.94	$13.20

(1)

Figures presented exclude Canadian multi-family rental (The Selby) except for investments in Canadian multi-family developments (The Selby) of $19,913. (2) As at December 31, 2020, common shares outstanding were 193,175,802 and the USD/CAD exchange rate was 1.2732.

	Development portfolio
(in thousands of U.S. dollars, except except per share amounts)	Canadian Multi-Family Rental	For-Sale Housing		Tricon proportionate results +	Consolidation reconciliation		Consolidated results + +
Estimated annual NOI upon stabilization(1)	$39,203
Projected distributions net of advances remaining		$322,580
Property value(2)	$184,973	$164,842		$349,815	$—		$349,815
Net debt	(55,187)	—	(55,187)		—	(55,187)
Other (liabilities) assets	(1,670)	10,002		8,332	—		8,332

Net assets attributable to Tricon’s shareholders	$128,116	$174,844		$302,960	$—		$302,960

Net assets per share(3)	$0.66	$0.91		$1.57
Net assets per share (CAD)(3)	$0.84	$1.16		$2.00

(1)	Calculated on a total portfolio basis excluding The Selby, and based on current project development plans assuming a target development yield of 4.75% on cost.
(2)	Includes investments in Canadian multi-family developments, investments in for-sale housing and Canadian development properties.
(3)	As at December 31, 2020, common shares outstanding were 193,175,802 and the USD/CAD exchange rate was 1.2732.

76 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

	Corporate assets and liabilities(1)
(in thousands of U.S. dollars, except per share amounts)	Tricon proportionate results	Consolidation reconciliation	Consolidated results
Intangible assets and other assets	$169,091	$—	$169,091
Deferred income tax liabilities	(206,185)	—	(206,185)
Net debt	(24,198)	—	(24,198)
Convertible debentures	(165,956)	—	(165,956)
Due to Affiliate	(251,647)	—	(251,647)
Other liabilities	(92,996)	—	(92,996)

Net assets attributable to Tricon’s shareholders	$(571,891)	$—	$(571,891)

Net assets per share(2)	$(2.96)
Net assets per share (CAD)(2)	$(3.77)

(1)	Includes the assets and liabilities of the Private Funds and Advisory and Corporate segments.
(2)	As at December 31, 2020, common shares outstanding were 193,175,802 and the USD/CAD exchange rate was 1.2732.

	Future performance fees
(in thousands of U.S. dollars, except per share amounts)	Single-Family Rental	Canadian Multi-Family Rental	For-Sale Housing	Tricon proportionate results + +
Estimated future performance fees(1)	$60,000	$18,891	$21,770	$100,661
Net assets per share(2)				$0.52
Net assets per share (CAD)(2)				$0.66

(1)	Includes estimated future performance fees before the deduction of any amounts paid to employees under the LTIP.
(2)	As at December 31, 2020, common shares outstanding were 193,175,802 and the USD/CAD exchange rate was 1.2732.

	Summary of net assets (book value) per share
(in thousands of U.S. dollars, except per share amounts)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results + +	Future performance fees
Net assets attributable to Tricon’s shareholders	$2,004,027	$302,960	$(571,891)	$1,735,096
Net assets per share(1)	$10.37	$1.57	$(2.96)	$8.98	$0.52
Net assets per share (CAD)(1)	$13.20	$2.00	$(3.77)	$11.43	$0.66

(1)	As at December 31, 2020, common shares outstanding were 193,175,802 and the USD/CAD exchange rate was 1.2732.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Corporate overhead

The cost of the Company’s integrated, technology-enabled operating platform and other overhead costs are presented below (based on the activities within Tricon’s Private Funds and Advisory and Corporate segments). While Tricon is intent on reducing its overhead as a percentage of revenue from rental properties and of total assets over time by growing its rental business and managing more third-party capital, it should be noted that the Company employs talented and relatively well-paid investment, development and computer engineering professionals that add to its cost structure but which position Tricon for future growth and longer-term operating efficiencies.

For the years ended
(in thousands of U.S. dollars, except percentages)	December 31, 2020	December 31, 2019
Property management overhead	$22,654	$25,875
Compensation expense	40,100	37,681
General and administration expense	12,357	12,144

Total overhead costs(1)	75,111	75,700
Net of revenue from private funds and advisory services	(34,090)	(41,060)

Net overhead costs	$41,021	$34,640
As a % of revenue from rental properties	8.6%	9.6%
As a % of total assets	0.6%	0.5%

(1)	Includes the sum of the corporate overhead of the Private Funds and Advisory and Corporate segments.

78 2020 ANNUAL REPORT TRICON RESIDENTIAL

6 LIQUIDITY AND CAPITAL RESOURCES
7 OPERATIONAL KEY PERFORMANCE INDICATORS
8 ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEURES, AND RISK ANALYSIS
9 HISTORICAL FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

6. LIQUIDITY AND CAPITAL RESOURCES

6.1 Financing strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•	Using various forms of debt such as floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations.

•	Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•	Where appropriate, raising equity through the public or private markets to finance its growth and strengthen its financial position.

6.2 Liquidity

Tricon generates substantial liquidity through:

•	Stable cash flow received from our single-family rental and multi-family rental businesses.

•	Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•	Fee income from our PF&A business.

•	Repatriation of capital extracted through refinancings.

•	Cash distributions generated from the turnover of assets with shorter investment horizons.

•	Syndicating investments to private investors and thereby extracting Tricon’s invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

Working capital

As at December 31, 2020, Tricon had a net working capital deficit of $333.9 million, reflecting current assets of $94.4 million, offset by current liabilities of $428.3 million. The working capital deficit is driven primarily by debt coming due in 2021. Of this debt, $116,000 relates to the SFR JV-1 subscription facility that is expected to be partially repaid with limited partners’ capital contributions and $109,890 relates to the U.S. multi-family credit facility that is expected be repaid upon syndication of a majority interest in the portfolio. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

6.3 Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s consolidated financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is summarized in Section 3.2.

The Company provides limited financial guarantees for land loans and construction loans in its Canadian multi-family developments.

As at December 31, 2020, the Company was in compliance with all of its financial covenants.

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

As of December 31, 2020, there were 193,544,915 common shares issued by the Company, of which 193,175,802 were outstanding and 369,113 were reserved to settle restricted share awards in accordance with the Company’s Restricted Share Plan.

As of December 31, 2020, there was $172.4 million in outstanding aggregate principal amount of 5.75% extendible convertible unsecured subordinated debentures (the “2022 convertible debentures”). The 2022 convertible debentures bear interest at 5.75% per annum and are convertible into 16,481,837 common shares of the Company at a conversion rate of 95.6023 common shares per $1,000 principal amount, or a conversion price of approximately $10.46 per common share.

80 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

As of December 31, 2020, there was $300.0 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units issued by Tricon PIPE LLC (see Section 3.2). Pursuant to the Transaction Documents, the Investors have rights to exchange the Preferred Units into common shares of the Company at an initial exchange price of $8.50 (C$11.18 as of August 26, 2020) per common share, as may be adjusted from time to time in accordance with the terms of the Transaction Documents. As at December 31, 2020, this equates to 35,801,471 common shares of the Company.

7. OPERATIONAL KEY PERFORMANCE INDICATORS

7.1 Key performance indicators

The KPIs discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon’s proportionate share of each portfolio or business and are defined below. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures and forward-looking statements” on page 1.

Single-family and multi-family rental

•

Net operating income (“NOI”) represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•	Net operating income (“NOI”) margin represents net operating income as a percentage of total revenue from rental properties.

•

Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•

Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•

Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•

Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.

Residential Development

•	Development yield represents the estimated stabilized net operating income of a property following its completion as a percentage of its estimated total development cost.

•

Core funds from operations, specifically for residential developments, presents net income as a normalized figure, adjusting for transaction costs and non-recurring and non-cash items, and is a metric that management believes to be helpful in evaluating Tricon’s residential development business and comparing its performance to industry peers. Core funds from operations as a metric used in measuring Company performance is described below.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 81

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Private Funds and Advisory

•	Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations (“AFFO”) are metrics that management believes to be helpful in evaluating the Company’s operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•

FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company’s definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon’s for-sale housing business which are intended to act as a proxy for cash generation.

•	Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, non-recurring and non-cash items.

•	AFFO represents Core FFO less recurring capital expenditures.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units).

7.2 Assets under management

Management believes that monitoring changes in the Company’s AUM is key to evaluating trends in fee revenue. Growth in AUM is driven by principal investments and capital commitments to our managed Investment Vehicles by private investors.

For reporting purposes, AUM includes balance sheet capital invested in the Company’s principal investments and capital managed on behalf of third-party investors in the Private Funds and Advisory business, and is calculated as follows:

ASSETS UNDER MANAGEMENT

Principal Assets Under Management

Single-family rental, multi-family rental and multi-family developments	Fair value of rental and development properties plus unfunded commitment

For-sale housing	Fair value of invested capital plus unfunded commitment

Third-Party Assets Under Management

Single-family rental, multi-family rental and multi-family developments	Outstanding invested capital and project-level funded debt plus unfunded commitment less return of capital

For-sale housing

Commingled funds

•  During the investment period, AUM = capital commitment

•  After the investment period, AUM = outstanding invested capital

Separate accounts/side-cars/syndicated investments/joint ventures

•  Outstanding invested capital and unfunded commitment less return of capital

82 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

8. ACCOUNTING ESTIMATES AND POLICIES, CONTROLS AND PROCEDURES, AND RISK ANALYSIS

8.1 Revenue and income recognition

The following table summarizes the revenue earned from the Company’s business segments.

TOTAL REVENUE

Revenue

Revenue from rental properties

•  Lease revenue is primary rental revenue from a lease contract, earned directly from leasing the homes within the single-family rental business and the apartment suites within the multi-family rental business.

•  Ancillary revenue is income earned from residents that is not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees.

•  Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties.

Revenue from private funds and advisory services

•  Asset management fees from managing third-party capital invested through Investment Vehicles within the single-family rental, multi-family rental and residential development businesses.

•  Performance fees from Investment Vehicles.

•  Development management and advisory fees generated from residential development projects.

•  Property management fees from managing single-family rental homes and multi-family rental properties.

Revenue from rental properties

Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date.

Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes and apartment suites is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes and multi-family rental properties are generally for a term of one to two years.

Ancillary revenue is income the Company generates from providing services that is not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included in revenue from rental properties in the consolidated statements of comprehensive income.

Revenue from private funds and advisory services

The Company’s vertically integrated management platform provides asset management, property management and development management services.

The Company provides asset management services to joint venture partners and third-party investors for which it earns market-based fees in connection with its portfolio of properties and equity investments in the U.S. and Canada. These contractual fees are typically 1–2% of committed or invested capital throughout the lives of the Investment Vehicles managed. Contractual fees earned in exchange for providing asset management services are billed on a quarterly basis, provided that the Company’s services are rendered as per the contract over the project period.

The Company also earns performance fees and they are earned once targeted returns are achieved. The Company recognizes performance fee revenue only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that is the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 83

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

The Company also earns fees for development management and advisory services provided to third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2–5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4–5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in revenue only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. Contractual fees earned in exchange for providing development management and advisory services are billed upon the sale of the property.

The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees from the rental portfolio through its technology-enabled rental platform. These management services are satisfied over time and revenues for such services are recognized as services are provided in accordance with IFRS 15, Revenue from Contracts with Customers.

Income from investments in for-sale housing

The Company also earns income from investments in for-sale housing, which is calculated based on its share of the changes in the fair value of the net assets of each of the Investment Vehicles in which it invests. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

Income from investments in Canadian multi-family developments

The Company recognizes income from investments in Canadian multi-family developments under the equity method. The Company’s investments in Canadian multi-family developments are initially recognized at cost, and adjusted thereafter to recognize the Company’s share of profit or loss of the investee in accordance with Tricon’s accounting policies, which are discussed in Note 3 to the consolidated financial statements.

8.2 Accounting estimates and policies

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to the notes to the consolidated financial statements for details on critical accounting estimates.

Transition to a rental housing company

In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity (“Investment Entity Accounting”) under IFRS 10, Consolidated Financial Statements (“IFRS 10”). The exact timing of the transition from an investment entity to a rental housing company is highly judgmental and the Company concluded that this transition occurred in January 2020. As a result, effective January 1, 2020 (the “Transition Date”), the Company was required to apply the acquisition method of accounting as per IFRS 3, Business Combinations (“IFRS 3”), to all subsidiaries that were previously measured at fair value through profit or loss (“FVTPL”).

Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests on the balance sheet of the Company. Similarly, these subsidiaries’ income and expenses have been reported on the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income.

Concurrently, the Company’s investments in Canadian multi-family developments are accounted for in one of two ways: (i) proportionate consolidation for joint operations for the period between January 1, 2020 and June 22, 2020, during which time the Company owned 50% and 25% interests in The James and The Shops of Summerhill, respectively; and (ii) equity accounting for associates and joint ventures, in accordance with IFRS 11, Joint Arrangements and IAS 28, Investments in Associates and Joint Ventures. The remaining investments in for-sale housing in the U.S. will continue to be accounted for as portfolio investments (financial assets) measured at FVTPL in accordance with IFRS 9, Financial Instruments.

84 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

The accounting impact of the Company’s businesses and their presentation in the Company’s consolidated financial statements on the Transition Date are summarized in the table below.

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners’ interests (Component of liabilities)
Multi-Family Rental
U.S. multi-family	Controlled subsidiary	Consolidation	Rental properties	Revenue from rental properties	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Investments in Canadian multi-family developments	Income from investments in Canadian multi-family developments	N/A
Canadian Multi-Family Developments
The Shops of Summerhill(1)	Joint operation for the period between January 1, 2020 and June 22, 2020, and controlled subsidiary from June 23, 2020	Proportionate consolidation between January 1, 2020 and June 22, 2020, and consolidation from June 23, 2020	Canadian development properties	Other income from Canadian development properties	N/A
The James (Scrivener Square)(1)					N/A
57 Spadina (The Taylor)	Investments in associate	Equity method	Investments in Canadian multi-family developments	Income from investments in Canadian multi-family developments	N/A
WDL – Block 8	Joint venture	Equity method			N/A
WDL – Block 20	Joint venture	Equity method			N/A
WDL – Blocks 3/4/7	Joint venture	Equity method			N/A
WDL – Block 10	Joint venture	Equity method			N/A
6–8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt	Joint venture	Equity method			N/A
Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
For-Sale Housing
Commingled funds	Portfolio investments	FVTPL	Investments in for-sale housing	Income from investments in for-sale housing	N/A
Separate accounts, side-cars and joint ventures	Portfolio investments	FVTPL			N/A

(1)

On June 23, 2020, Tricon acquired the remaining ownership interests of 50% and 75% in The James and The Shops of Summerhill, respectively. As a result, these investees ceased to be accounted for as joint operations, and the Company began to consolidate these subsidiaries on a prospective basis.

These financial reporting changes are material to the Company and have been applied on a prospective basis in accordance with the relevant guidance of IFRS 10 and, as such, the comparative period presentation reflects Investment Entity Accounting as previously reported.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 85

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Significant estimates

Income taxes

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances.

Valuation of rental properties

Fair value is determined using independent external valuations prepared by management’s specialists or detailed internal valuations prepared by management using market-based assumptions, each in accordance with recognized valuation techniques as set out in Note 6 to the consolidated financial statements. Significant estimates used in determining the fair value of the Company’s rental properties include estimating, among other things, future stabilized net operating income, capitalization rates, discount rates, and other future cash flows applicable to rental properties (all considered Level 3 inputs) as well as market comparables based on recent transaction prices. A change to any one of these inputs could significantly alter the fair value of a rental property. In addition, the novel coronavirus (“COVID-19”) pandemic and related market and economic uncertainty that occurred in 2020 had a significant impact on estimates used in the valuation of the rental properties and this impact may continue into 2021. Management will continue to monitor the situation and its impact on the Company.

Fair value and impairment of financial instruments

Certain financial instruments are recorded in the Company’s consolidated balance sheets at values that are representative of or approximate fair value.

The fair values of the Company’s investments in for-sale housing are determined using the valuation methodologies described in Note 9 to the consolidated financial statements. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period. Any significant changes to the inputs and assumptions owing to the COVID-19 pandemic as discussed above could further impact the valuation of the for-sale housing investments in future periods.

Fair value of incentive plans

Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans at each consolidated balance sheet date. Significant estimates and assumptions relating to such incentive plans are disclosed in Notes 3 and 30 to the consolidated financial statements. The LTIP requires management to estimate future non-IFRS earnings measures, namely future performance fees relative to each Investment Vehicle. Future non-IFRS measures are estimated based on current projections, and are updated at least annually, taking into account actual performance since inception.

Goodwill impairment

Assessment of impairment is based on management’s judgment of whether there are internal and external factors that would indicate that an asset or cash-generating unit (“CGU”) is impaired. The determination of the Company’s goodwill impairment involves management’s significant estimates and assumptions with respect to future cash flows, growth rates and discount rates of the underlying CGU. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ, depending on economic conditions and other events. Changes in any of these underlying assumptions could materially affect the assessment of the recoverable value of a CGU.

Due to Affiliate

In connection with the Due to Affiliate transaction, the Company made certain key assumptions about the structure, cash flow and terms of the issued instruments. In addition, management was required to make significant estimates in determining the initial recognition and measurement of the Due to Affiliate and related derivative instruments.

86 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Significant judgments

Acquisition of rental properties

The Company’s accounting policies relating to rental properties are described in Note 3 to the consolidated financial statements. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard.

Investments in joint ventures and joint arrangements

The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon’s rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

CGU determination for goodwill impairment assessment

The determination of CGUs is based on management’s judgment and is an assessment of the smallest group of assets that generate cash inflows independently of other assets. Factors considered include whether an active market exists for the output produced by the asset or group of assets as well as how management monitors and makes decisions about the Company’s operations.

8.3 Controls and procedures

Pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings released by the Canadian Securities Administrators, the Company’s CEO and CFO have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting for the year ended December 31, 2020. The CEO and CFO did not identify any material weaknesses in the Company’s system of internal controls over financial reporting.

During the year ended December 31, 2020, there were no changes to policies, procedures and processes that comprise the system of internal controls over financial reporting that may have affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Such controls and procedures are subject to continuous review and changes to such controls and procedures may require management resources and systems in the future.

Management does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

8.4 Transactions with related parties

Senior management of the Company own units, directly or indirectly, in the various Tricon private funds, as well as common shares and debentures of the Company.

Refer to the related party transactions and balances note in the consolidated financial statements for further details concerning the Company’s transactions with related parties.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 87

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

8.5 Dividends

On March 2, 2021, the Board of Directors of the Company declared a dividend of seven cents per common share in Canadian dollars payable on or after April 15, 2021 to shareholders of record on March 31, 2021.

8.6 Compensation incentive plans

The Company’s annual compensation incentive plans include an annual incentive plan (“AIP”) and a long-term incentive plan (“LTIP”).

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company.

LTIP expense is generated from two sources: (i) 50% of the Company’s share of performance fees or carried interest from Investment Vehicles, paid in cash when received; and (ii) 15% of income earned from THP1 US (a for-sale housing Investment Vehicle), payable in deferred share units which vest in equal tranches over a three-year period (previously a five-year period) pursuant to the LTIP. Amounts under the LTIP are allocated among employees in accordance with the plan.

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

8.7 Risk definition and management

There are certain risks inherent in the Company’s activities and those of its investees, including the ones described below, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The risks described below are not the only ones facing the Company and holders of common shares. Additional risks not currently known to us or that we currently consider to be immaterial may also affect our activities.

General economic conditions

The success of our business is highly dependent upon conditions in the Canadian and United States real estate markets (and in particular the residential sector) and economic conditions throughout North America that are outside our control and difficult to predict. Factors such as interest rates, housing prices, availability of credit, inflation rates, energy prices, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts or security operations) could have a material negative impact on our financial performance and the value of our investments.

Unpredictable or unstable market conditions, adverse economic conditions, or volatility in the capital markets may result in reduced opportunities to find suitable risk-adjusted investments to deploy capital, may reduce the market value of our assets, and may make it more difficult for the Company and its investment vehicles to exit and realize value from existing real estate holdings, any of which could materially adversely affect our revenues, the value of our investments, and our ability to raise and deploy new capital and sustain our profitability and growth.

Real estate industry conditions

The residential real estate industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as employment levels, availability of financing for homebuyers, interest rates, consumer confidence, levels of new and existing homes for sale, demographic trends and housing demand. In addition, an oversupply of new homes or alternatives to new homes, such as resale homes, including homes held for sale by investors and speculators, foreclosed homes and rental properties, may reduce the ability to rent or sell residential properties, depress prices and reduce margins from the rental and sale of residential properties. Conversely, if property prices in target markets increase at a rate faster than rents, this could result in downward pressure on gross rental yields and impact the ability to make acquisitions. Any of these factors could negatively impact the value of the Company’s financial condition and performance.

Builders, developers and renovators are also subject to risks related to the availability and cost of materials and labour, and adverse weather conditions that can cause delays in construction schedules and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and real estate market conditions and may result in impairment charges. If there are significant adverse changes in economic or real estate market conditions, residential properties may have to be sold at a loss, rented at less than expected rates, or held longer than planned. These circumstances can result in losses in a poorly performing investment or market. If market conditions deteriorate, the Company’s financial condition and performance may be adversely impacted.

88 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Portfolio concentration

Although our real estate holdings span numerous markets across North America, real estate is a local business, and our revenues are directly and indirectly derived from residential real estate located in our primary geographic markets. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could negatively impact the value of our financial condition and performance.

Furthermore, because we are focused on residential real estate (as compared to a more diversified real estate portfolio), a decrease in demand specifically for residential real estate could adversely affect the value of our investments and our financial condition and performance.

Competition

The residential real estate business is competitive and each segment of our business is subject to competition in varying degrees. We compete on the basis of a number of factors, including, but not limited to: the quality of our employees, transaction execution, innovation, reputation and above all, our rental operations. Numerous developers, managers and owners of properties compete with the Company in seeking attractive residents and home purchasers, in the efficiency of their operations, and in the quality of their service offering. In addition, there is significant competition for suitable real property investments, with other operators and investors seeking similar assets to those targeted by the Company. A number of these investors may have greater financial resources than those of the Company, or operate without the same investment or operating restrictions. An increase in competition for real property investments may increase purchase prices, diminish the number of suitable investments available, and reduce the ability to achieve optimal portfolio size or expected yields, which could impact the Company’s investments and financial performance.

Furthermore, we compete in pursuit of investor capital to be invested in our securities and investment vehicles. Competition for investor capital, in particular, is intense and investors are increasingly seeking to manage their own assets or reduce their management fees. Further, our competitors may have certain competitive advantages, including greater financial, technical, marketing and other resources, more personnel, less onerous regulatory requirements, or a lower cost of capital, and access to funding sources or other resources that are not available to us.

These pressures, or an increase in competition, could impact our revenues and operating margins and negatively affect our overall financial condition.

The residential development, homebuilding, renovation and rental industries are themselves highly competitive. Residential developers, homebuilders, renovators and operators compete not only for homebuyers and/or tenants on the basis of price and product offering, but also for desirable properties, building materials, labour and capital. Competitive conditions in the industry could result in: difficulty in acquiring suitable properties at acceptable prices; increased selling or rental incentives; lower sales volumes and prices; higher vacancy; lower profit margins and development yields; impairments in the value of inventory and other assets; increased construction costs; and delays in construction. These factors may negatively impact the Company’s financial condition and performance.

Investment pipeline

An important component of the Company’s growth strategy is the ongoing availability of attractive real estate acquisition or investment opportunities. If we are not able to find sufficient residential real estate investments in a timely manner, our performance could be adversely affected. Furthermore, if we do not have sufficient investment opportunities, we may elect to limit our growth and reduce the rate at which we attract third-party capital, which could impact our growth plans and revenues. Finally, a scarcity of desirable investment opportunities may lead us to make investments with lower expected returns than those we have historically targeted. Any of these factors could negatively impact our financial condition and performance.

Liquidity risk

Residential real estate assets generally cannot be sold quickly, particularly if local market conditions are poor. As a result, the Company may not be able to acquire or sell assets promptly in response to economic or other conditions. This inability to promptly reallocate capital or exit the market in a timely manner could adversely affect the Company’s financial condition and performance. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we invest. These restrictions could reduce our ability to respond to changes in the performance of our portfolios and could adversely affect our financial condition and performance.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 89

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Transaction execution

Before making investments, we conduct extensive due diligence reviews that we deem reasonable and appropriate based on the facts and circumstances applicable to each asset. Our due diligence process includes in-depth reference checks of developers (where applicable), environmental audits, market analysis, site analysis, financial and construction cost analysis and legal review. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the asset class and size of transaction. Nevertheless, when conducting due diligence, we rely on the resources available to us, including information provided by the developer or operating partner (where applicable) and, in some circumstances, third-party investigations. The due diligence investigation that we carry out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such opportunity. Moreover, such an investigation will not necessarily result in the investment being successful. Unknown factors or unforeseen risks may cause performance to fall short of expectations and may negatively impact our financial condition and performance.

Indebtedness and rising interest rates

The degree to which the Company is leveraged could have important consequences to the Company, including: (i) the Company’s future ability to obtain additional financing for working capital, capital expenditures or other purposes may be limited; (ii) the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all; (iii) a significant portion of the Company’s cash flow could be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its common shares and increasing the risk of default on the Company’s debt obligations; (iv) the Company may be negatively impacted by rising interest rates; and (v) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

Moreover, rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may increase the cost of capital for the Company and may lead to reduced demand for new home sales and resales and mortgage loans, which could negatively impact our financial condition and performance.

Benchmark interest rate reform risk

Regulators in the United Kingdom and elsewhere have recommended and are seeking to implement broad changes to benchmark interest rates, such as LIBOR. It is expected that a transition away from the widespread use of LIBOR and such other benchmark rates to alternative reference rates and other potential interest rate benchmark reforms will occur over the course of the next few years. For example, the United Kingdom’s Financial Conduct Authority has announced that LIBOR is to be phased out by the end of 2021. As a result, there is near-term uncertainty about how the currently dominant benchmarks will be phased out, the speed at which modified or replacement benchmarks will take their place, the acceptance of such alternatives, and the ultimate effect any such changes may have on markets for financial instruments and the access to and cost of debt. Abandonment of or modifications to such benchmarks could have adverse impacts on the Company’s newly-issued financial instruments and existing financial instruments that reference such benchmarks. While some of the Company’s debt instruments may contemplate a scenario where LIBOR or another applicable benchmark is no longer available by providing for an alternative rate-setting methodology, not all of our instruments may have such provisions, and the impact of any such alternative methodologies is unclear. Abandonment of or modifications to LIBOR or another relevant benchmark could lead to market instability, and could adversely impact the pricing, liquidity, value or return of the Company’s debt instruments, affect the Company’s ability to meet its payment obligations thereunder, require extensive changes to documentation, result in disputes, or cause the Company to incur additional costs. Depending on these and several other factors, many of which are beyond the Company’s control, the Company’s business, financial condition and results of operations could be materially adversely impacted by any such market transition or reform of benchmark interest rates. It remains uncertain how such changes would be implemented and the effects such changes may have on the Company, its business, financial condition and results of operations, its investees and financial markets generally. The Company continues to actively monitor these potential changes and to include alternative rate-setting methodologies in its newly-issued debt instruments.

Sustaining growth

Our continuing growth has caused, and if it continues will continue to cause, significant demands on our legal, accounting and operational infrastructure, and increased expenses. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the residential real estate investment industry, the investment management market, and legal, accounting and regulatory developments.

Our future growth will depend, among other things, on our ability to maintain an operating platform and management systems sufficient to address our growth, and will require us to incur additional expenses and to commit additional senior management and operational resources. There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

90 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Insurance

We have various types of insurance, including errors and omissions insurance and general commercial liability insurance, as well as relevant insurance obtained to protect the value of our assets. The adequacy of insurance coverage is evaluated on an ongoing basis, including the cost relative to the benefits. However, there can be no assurance that potential claims or losses will not exceed the limits, or fall outside the scope, of available insurance coverage or that any claim or claims will be ultimately satisfied by an insurer. A loss or judgment in excess of available insurance or in respect of which insurance is not available could have a material adverse effect on our financial condition and the value of our assets. There can be no assurance that insurance coverage on favourable economic terms will continue to be available in the future.

Environmental risk

Our real estate portfolios are subject to various Canadian and United States federal, provincial, state and municipal laws relating to environmental matters. These laws could hold developers or property owners liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect the developer’s or owner’s ability to sell the properties or to borrow using real estate as collateral, and could potentially result in claims or other proceedings. We are not aware of any material non-compliance with environmental laws in respect of our assets or those in which our investment vehicles invest. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities, or any material pending or threatened claims relating to environmental conditions, in connection with any of the residential real estate in which we or our investment vehicles invest. Environmental laws and regulations can change rapidly and may impose more stringent environmental laws and regulations in the future, increasing the risk of non-compliance. Non-compliance with applicable environmental laws and regulations, or compliance with more stringent legislative frameworks, could have an adverse effect on our financial condition and performance.

Disease outbreak risks

A local, regional, national or international outbreak of a contagious disease, including the current COVID-19 pandemic, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, or any other similar illness could result in: a general or acute decline in economic activity in the regions the Company holds assets and conducts business, a decrease in the willingness or ability of the general population to travel, staff and labour shortages, diversion of management attention, reduced tenant and customer traffic and demand, reduced employment and financial wherewithal of our residents, mobility restrictions and other quarantine measures, supply shortages, increased government regulation (including regulations impacting property operations, limiting rent increases or limiting eviction actions), and the quarantine or contamination of one or more of the Company’s rental properties. These and other related consequences could negatively impact: rental revenue, the ability to collect rent and enforce leases, fee income and other revenue sources, rental rates and for-sale housing prices, property values, bad debt expense, liquidity, the Company’s ability to grow and expand its portfolios, development timelines, project cash flows, compliance with debt covenants and default risk, and the Company’s ability to achieve its financial and strategic goals and targets. In addition, the Company’s response to such a crisis may be made in the context of economic and epidemiological uncertainty and changing legal regulations which may increase the risk of legal or regulatory liability to the Company.

Climate change risks

To the extent that significant changes in the climate occur in areas where our properties are located, increasingly extreme weather, changes in precipitation, flooding, wildfires, hurricanes and rising temperatures in those areas may result in physical damage to, or a decrease in demand for, properties located in those areas or affected by those conditions. Should the impact of climate change be material in nature, including significant property damage to or destruction of our properties, or occur for lengthy periods of time, our financial condition and performance may be adversely affected. Climate change, to the extent it causes changes in weather patterns, could also increase the cost of property insurance and utilities at our properties and impact demographic trends in ways that result in decreased demand for our properties. In addition, changes in federal, provincial, state and local laws based on concerns about climate change could result in reduced operational flexibility and/or increased expenses on our existing properties (for example, to improve their energy efficiency and/or resistance to inclement weather or to reduce their carbon footprint) without a corresponding increase in revenue, which could adversely affect our performance.

Conflicts of interest

Some of the parties in which and with which we currently invest may have competing interests in the markets in which Tricon invests. While the Company takes precautions and negotiates contractual restrictions in definitive legal documentation in order to avoid such conflicts, conflicts of interest may nonetheless arise and may have an adverse effect on the Company’s financial condition and performance.

Certain of the directors and officers of the Company may also serve as directors and/or officers of other companies and consequently the possibility exists for such directors and officers to be in a position of conflict. Any decision made by any such director or officer involving the Company is to be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company, but there can be no assurance that a conflict of interest will not have an adverse effect on the Company or its financial condition.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 91

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Management team

The Company’s executive officers and other senior management have a significant role in our success and oversee the execution of our strategy. Our continued ability to respond promptly to opportunities and challenges as they arise depends on cooperation across our organization and our team-oriented management structure, which benefits greatly from management continuity. Our ability to retain our management group or attract suitable replacements, should any members of the management group leave, is dependent on, among other things, the competitive nature of the employment market and the career opportunities that we can offer. Ensuring that we continue to pay market compensation in order to retain key professionals may lead to increasing costs. We have experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. Competition for the best people is intense and the loss of services from key members of the management group or a limitation in their availability could adversely impact our financial performance. Furthermore, such a loss could be negatively perceived in the capital markets.

Government regulation

The Company’s activities are subject to numerous regulations across various jurisdictions in North America. Changes in legislation and regulation could result in increased costs and increased risk of non-compliance, which could adversely affect the Company’s financial condition and performance.

Certain jurisdictions have enacted residential tenancy legislation which imposes, among other things, rent control guidelines that limit the ability to raise rental rates at residential properties. In addition to limiting the ability to raise rental rates, residential tenancy legislation in some jurisdictions prescribes certain limitations on terminations of residential tenancies. Certain jurisdictions have enacted rent control regulations and/or eviction moratoria in response to the COVID-19 pandemic. Any limits on the Company’s ability to raise rental rates at its properties, or to terminate defaulting tenancies, may adversely affect our financial condition and performance.

Acquisitions and development projects undertaken by the Company may require zoning and other approvals from local government agencies. The process of obtaining such approvals may take months or years, and there can be no assurance that the necessary approvals for any particular project will be obtained. Holding costs accrue while regulatory approvals are being sought, and delays could negatively impact performance.

Construction industry risks

Our success is very often dependent on stability in the construction industry. This industry may from time to time experience significant difficulties in the supply of materials and services, including with respect to: shortages of qualified tradespeople; labour disputes; shortages of building materials; unforeseen environmental and engineering problems; and increases in the cost of certain materials. When any of these difficulties occur, it may cause delays and increase anticipated costs, which could adversely affect the Company’s financial condition and performance.

Taxation risks

We endeavour to structure our holdings and operations to be efficient under the prevailing U.S. and Canadian tax frameworks. Changes in tax legislation or policy could adversely affect the after-tax return we can earn on our investments and activities, capital available for growth and investment (including from our institutional investors), and the willingness of investors to acquire our securities or invest in our investment vehicles. A number of other factors may increase our effective tax rates, which would have a negative impact on our net income. These include, but are not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority.

Furthermore, tax changes (such as rising property and franchise tax rates) could impact the efficiency of our operations and could also impact the overall economic conditions relevant to the success of our business. For example, in the United States, the significant expenses of owning a home, including mortgage interest and state and property tax, are generally deductible for tax purposes (subject to various limitations). Any changes to modify these benefits could increase the after-tax cost of owning a new home, which could adversely impact housing demand and/or sales prices.

Cybersecurity risk

Cyberattacks are increasingly common and sophisticated, leading to unauthorized access and fraudulent activities threatening the confidentiality, integrity or availability of our information resources. Cyberattacks could cause disruption of operations, data corruption or theft of confidential information. The consequences of cybersecurity risk may include remediation costs, additional regulatory scrutiny, litigation and reputational damage, any of which could negatively impact our financial condition and performance. We have security procedures and measures in place to protect our systems and information from cyberattacks and we monitor our systems for malicious threats in an effort to ensure we maintain high privacy and security standards.

92 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Lease renewal and turnover risk

If a tenant decides to vacate a rental property, whether as a result of deciding not to renew their lease or by vacating prior to the expiry of the lease, the Company may not be able to re-let that property in a short amount of time or at all. Additionally, even if we are successful in renewing a lease or re-letting a property, the terms of the renewal or re-letting may be less favourable than the original terms.

The ability to rent residential properties is affected by many factors, including changes in general economic conditions (such as the availability and cost of mortgage funds, vacancy rates, the availability of suitable potential tenants and the job market for prospective tenants), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), government regulations, changing demographics or social preferences, competition from other available properties, and various other factors.

If the Company is unable to promptly renew leases or re-let properties, or if the rental rates upon renewal or re-letting are significantly lower than expected rates, our financial condition and performance may be negatively impacted.

Furthermore, if a significant number of tenants are unable to meet their obligations under their leases or if a significant number of properties become vacant and cannot be re-let on economically favourable terms, the Company may not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures.

Resident default

The success of the Company’s rental operations depends in large part upon the ability to attract and retain qualified residents. This will depend, in turn, upon the ability to screen applicants, identify qualified residents, and avoid residents who may default. The Company relies on information supplied by prospective residents in their rental applications to make leasing decisions, and this information may not be accurate. The Company may not successfully screen applicants, and as a result, may rent to residents who default on leases or fail to comply with the terms of the lease or applicable homeowners’ association regulations, which may negatively affect financial performance, reputation, and the quality and value of our properties.

In the event of a resident default or bankruptcy, we may experience delays in enforcing our rights as landlord and obtaining possession of the premises and may incur legal, maintenance and other costs in protecting the value of our assets. In addition, we will incur turnover costs associated with re-letting the property such as marketing and brokerage commissions, will not collect revenue while the property sits vacant, and may be unable to re-let the property at the rental rate previously received.

Reliance on vendors

The Company relies on local vendors and service providers, including house renovation professionals, maintenance providers, leasing agents, and property management companies in situations where it is cost-effective to do so or if our internal staff is unable to perform these functions. We generally do not have exclusive or long-term contractual relationships with any of these providers, and can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these service providers requires significant management resources and expertise. Poor performance by service providers, especially those who interact with residents at our properties, will reflect poorly on the Company, could significantly damage our reputation among desirable residents and potentially impact financial performance. Moreover, notwithstanding efforts to implement and enforce strong policies and practices regarding service providers, we may not successfully detect and prevent fraud, incompetence or theft by service providers, which could expose us to liability or responsibility for associated damages and cause us to incur fines or penalties. In addition, any delay in identifying a service provider or removal or termination of existing service providers would require the Company to seek new vendors or providers, which could create delays and adversely affect financial and operating results.

Increased expenses

The failure to maintain stable or increasing average monthly rental rates combined with acceptable occupancy levels would likely have a material adverse effect on our business, cash flows, financial condition and results of operations. Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property regardless of whether a property is producing any income. There is a risk that property taxes may be increased as a result of revaluations of properties and their adherent tax rates. In some instances, enhancements to properties may result in significant increases in property assessments following a revaluation. Additionally, utility expenses have been subject to considerable price fluctuations over the past several years and any significant increase in these costs that we cannot charge back to our residents may have an adverse effect on our business, cash flows, financial condition and results of operations.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 93

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Substitutions for rental properties

Demand for rental properties is impacted by and inversely related to the relative cost of home ownership. The cost of home ownership depends upon, among other things, interest rates offered by financial institutions on mortgages and similar home financing transactions. If the interest rates offered by financial institutions for home ownership financing remain low or fail to rise, demand for rental properties may be adversely affected.

An economic downturn may also impact job markets and the ability of tenants to afford the rents associated with certain rental properties, which may result in increased demand for lower-cost rental options. Such a reduction in demand may have an adverse effect on rental revenues.

Tenant relief laws

As the landlord of numerous properties, the Company is involved from time to time in evicting residents who are not paying their rent or who are otherwise in material violation of the terms of their lease. Eviction activities impose legal and managerial expenses that increase costs and expose us to potential negative publicity. The eviction process is typically subject to legal barriers, mandatory “cure” policies, internal policies and procedures and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. Additionally, state, provincial and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing, or restrict the landlord’s ability to remove the resident on a timely basis or to recover certain costs or charge residents for damage residents cause to the landlord’s premises. Because such laws vary by state, province and locality, the Company must be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and needs to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state, provincial or local laws, we may be subjected to civil litigation filed by individuals, in class actions or actions by state or local law enforcement and the Company’s reputation and financial results may suffer. The Company may be required to pay adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Title risk

The Company’s acquisition of single-family rental homes is often completed through a title company with an owner’s title insurance policy being obtained. However, U.S. distressed single-family homes may also be acquired through trustee auctions. Although the Company conducts due diligence and employs a title company to review title on target housing assets prior to purchasing such homes, title on the homes purchased through foreclosure sales and auctions is occasionally only assumed weeks after the purchase. Furthermore, an owner’s title insurance policy is not available to protect against the inherent title risk arising through the foreclosure auction process. In the event that the Company fails to independently and properly assess a title risk or fails to assume one or more homes because of such failed analysis, it may not achieve its expected financial performance.

Homeowners’ association issues

A number of our properties are located within homeowners associations (“HOAs”), which are private entities that regulate the activities of and levy assessments on properties in a residential subdivision. HOAs in which we own properties may have or enact onerous or arbitrary rules that restrict our ability to renovate, market or lease our properties or require us to renovate or maintain such properties at standards or costs that are in excess of our planned operating budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale, or the use of specific construction materials in renovations. Some HOAs also impose limits on the number of property owners who may rent their homes, which if met or exceeded, would cause us to incur additional costs to resell properties within the HOA and may also result in opportunity costs of lost rental income. Many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas, and we may have residents who violate HOA rules and for which we may be liable as the property owner. The boards of directors of the HOAs in which we own properties may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments, or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property, or otherwise reduce our cash flow from such property, which would have an adverse effect on our financial condition and performance.

Government subsidies

Some of our rental income is derived from government subsidized rental support programs, such as the Section 8 program operated by the U.S. Department of Housing and Urban Development. A reduction or elimination of government funding of such programs could result in higher rental turnover and downward pressure on rental rates, which could negatively impact our financial performance.

94 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Guarantees of project debt

The Company may agree to provide financial assistance to the subsidiary entities through which it carries on its activities. Such financial assistance may include the provision of payment guarantees to a project entity’s lenders of acquisition financing, construction debt or long-term financing, and the provision of construction completion guarantees. Such guarantees may be joint or several with other partners in a particular investment. The Company’s and its partners’ guarantees of project-level obligations may not be in proportion to their respective investments in the project entity. The provision of such guarantees may reduce the Company’s capacity to borrow funds under its separate credit facilities, which may impact its ability to finance its operations. If such guarantees are called upon for payment or performance, they may have a negative impact on the Company’s cash position and financial performance. If the Company provides a joint guarantee with an investment partner, a default by the partner in its payment or performance obligation under the guarantee could cause the Company to pay a disproportionate amount in satisfaction of the guarantee, which may have a negative impact on the Company’s cash position and financial performance.

Operational and credit risks

On a strategic and selective basis, we and our for-sale housing investment vehicles provide financing to develop properties. The residential real estate development business involves significant risks that could adversely affect performance, including: the developer may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in selling the properties; the developer may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations for the properties; the developer may not be able to sell properties on favourable terms or at all; construction costs, total investment amounts and the Company’s or investment vehicle’s share of remaining funding may exceed our estimates; and projects may not be completed and delivered as planned.

Our for-sale housing investments are made through the financing of local developers, including Johnson, and, consequently, we rely to a great extent on those developers to successfully manage their development projects. Furthermore, given the Company’s majority interest in Johnson, we rely on Johnson’s ability to execute on portions of our for-sale housing business strategy. Investments in partnerships, joint ventures or other entities may involve risks not present were a third party not involved, including the possibility that the development partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the development partners might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain important decisions relating to these development properties, including decisions relating to: the sale of the development properties; refinancing; timing and amount of distributions of cash from such development properties; and capital improvements. Any of these factors could negatively impact the value of our investments and our financial condition and performance.

Long investment periods

The investment horizons in our for-sale housing assets are relatively long and these extended timelines increase the risk that circumstances will arise which delay investment realization, and that markets may deteriorate between the time of our initial investment and our exit. This may be the result of many factors that present themselves over the duration of an investment, including local and overall market and economic conditions, increasing competition over time, market value fluctuation and changing interest rates. Delays or market deterioration over time could have an adverse effect on the returns from our investments, our fee revenue, and our financial condition and performance.

Formation of future investment vehicles

The ability to raise capital for any future investment vehicles remains subject to various conditions which Tricon cannot control, including the negotiation and execution of definitive legal documentation and commitments made by third-party investors. There can be no assurance that any capital will be raised through future investment vehicles or that any future warehoused investments of the Company will be acquired by any other future vehicles. A failure to raise sufficient capital through other investment vehicles could impair our future revenues and growth.

Structure of future investment vehicles

There can be no assurance that the manner in which our private funds and advisory revenues and/or investment income are calculated in respect of future investment vehicles will be the same as the active investment vehicles. Any such changes could result in the Company earning lesser fees from investment vehicles of the same nature and size as the active investment vehicles and could expose the Company’s co-investments in such future investment vehicles to increased risk, including, but not limited to, the risk of reduced income (at comparable investment performance levels) and the increased risk of loss of capital of the Company.

Ongoing investment performance

We believe that our ongoing investment performance is one of the most important factors for the success and growth of Private Funds and Advisory activities. Poor investment performance could impair our ability to raise future private capital, which could impact our ability to earn private funds and advisory revenue. In addition, our ability to earn performance fees is directly related to our investment performance and therefore poor investment performance may cause us to earn less or no performance fees.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 95

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Investment vehicle governance

The governing agreements for certain active investment vehicles provide that the general partner or manager of the investment vehicle may be removed by the investors in certain prescribed circumstances, including in some cases (and with the approval of a prescribed number of investors) without cause. These agreements may not provide for termination payments to the general partner or manager in the event of removal without cause. The removal of the general partner or the manager of an active investment vehicle prior to the termination of such investment vehicle could materially adversely affect the reputation of Tricon, reduce our private funds and advisory revenue, and have a negative impact on our financial condition and performance.

Capital commitment

The third-party investors in Tricon’s investment vehicles comprise a relatively small group of reputable, primarily institutional, investors. To date, each of these investors has met its commitments on called capital and we have received no indications that any investor will be unable to meet its capital commitments in the future. While our experience with our investors suggests that commitments will be honoured, and notwithstanding the adverse consequences to a defaulting investor under the terms of the applicable investment vehicle, no assurances can be given that an investor will meet its entire commitment over the life of an investment vehicle. A failure by one or more investors to satisfy a drawdown request could impair an investment vehicle’s ability to fully finance its investment, which could have a material adverse effect on the performance and value of that investment, which in turn could negatively impact the Company’s financial condition and performance.

Stock exchange prices

The market price of our common shares could fluctuate significantly as a result of many factors, including the following:

•	economic and stock market conditions generally and specifically as they may impact participants in the real estate industry;

•	our earnings and results of operations and other developments affecting our business;

•	changes in financial estimates and recommendations by securities analysts following our common shares;

•	earnings and other announcements by, and changes in market evaluations of, participants in the real estate industry;

•	changes in business or regulatory conditions affecting participants in the real estate industry;

•	addition or departure of the Company’s executive officers and other key personnel;

•	sales or perceived sales of additional common shares; and

•	trading volume of the common shares.

In addition, the financial markets may experience significant price and volume fluctuations that affect the market prices of equity securities of companies and that are unrelated to the operating performance, underlying asset value or prospects of such companies. Accordingly, the market price of our common shares may decline even if our operating results or prospects have not changed. The value of the common shares is also subject to market fluctuations based upon factors which influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and global capital market activity. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, social and governance practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the common shares by those institutions, which could adversely affect the trading price of the common shares.

Additional capital

The Company’s ability to carry on its business generally, and in particular to take advantage of investment opportunities, may require it to raise additional capital. Additional capital may be sought through public or private debt or equity financings by Tricon or another Tricon entity and may result in dilution to or otherwise may have a negative effect on existing Tricon shareholders. Further, there can be no assurances that additional financing will be available to Tricon when required or desired by Tricon, on advantageous terms or at all, which may adversely affect Tricon’s ability to carry on its business.

Dividends

Holders of common shares do not have a right to dividends on such shares unless declared by the Board of Directors. Although the Board has established a dividend policy authorizing the declaration and payment of dividends to holders of common shares on a quarterly basis, the declaration of dividends is at the discretion of the Board of Directors even if the Company has sufficient funds, net of its liabilities, to pay such dividends.

The Company may not declare or pay a dividend if there are reasonable grounds to believe that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Company’s assets would thereby be less than the aggregate quantum of its liabilities. Liabilities of the Company will include those arising in the ordinary course of business and indebtedness.

96 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

Future sales and dilution

The Company’s articles permit the issuance of an unlimited number of common shares, and shareholders have no pre-emptive rights in connection with such further issuances. The Board has the discretion to determine the price and the terms of issue of further issuances of common shares and securities convertible into common shares. Any future issuances of common shares could be dilutive to shareholder interests at the time of issuance.

Holding company

Tricon Residential Inc. is a holding company and a substantial portion of its assets are the equity interests in its subsidiaries. As a result, investors are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business and makes its investments through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s performance and growth are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay distributions will depend on their operating results and may be subject to applicable laws and regulations and to contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

Financial reporting and other public company requirements

The Company is subject to reporting and other obligations under applicable Canadian securities laws and Toronto Stock Exchange rules, including National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. These reporting and other obligations place significant demands on Tricon’s management, administrative, operational and accounting resources. Moreover, any failure to maintain effective internal controls could cause the Company to fail to meet its reporting obligations or result in material misstatements in its consolidated financial statements. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially harmed, which could also cause investors to lose confidence in the Company’s reported financial information, and could result in a lower trading price of its common shares.

Management does not expect that Tricon’s disclosure controls and procedures and internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that its objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected in a timely manner or at all.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 97

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

9. HISTORICAL FINANCIAL INFORMATION

The following table shows selected IFRS measures for the past eight quarters.

Effective January 1, 2020, the Company commenced consolidation of the financial statements of single-family rental and multi-family rental entities that are considered controlled subsidiaries. On the date of transition, the Company applied the requirements of IFRS 3 to all subsidiaries that were previously measured at fair value through profit or loss. As the requirements of IFRS 3 are applied prospectively, the IFRS measures below for all quarters prior to January 1, 2020 have not been recast and are presented under investment entity accounting in accordance with IFRS 10.

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Financial statement results
Net operating income from rental properties	$79,323	$77,867	$77,000	$74,459
Total revenue	132,322	128,934	127,034	123,987
Net income (loss)	81,478	58,099	17,341	(40,505)
Basic earnings (loss) per share	0.41	0.30	0.09	(0.21)
Diluted earnings (loss) per share	0.39	0.23	0.09	(0.21)

For the three months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Financial statement results
Total revenue	$11,716	$11,323	$9,367	$7,489
Net income	45,259	32,457	12,356	24,063
Basic earnings per share	0.23	0.16	0.08	0.17
Diluted earnings per share	0.22	0.15	0.04	0.16

The following tables show selected IFRS measures for the past three years.

For the twelve months ended (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2020		December 31, 2019		December 31, 2018
Financial statement results
Total revenue(1)		$512,277		$39,895		$30,347
Net income		116,413		114,135		216,355
Basic earnings per share		0.58		0.65		1.57
Diluted earnings per share		0.58		0.63		1.28
Dividends per share	C$	0.28	C$	0.28	C$	0.28

(1)	For the years ended December 31, 2019 and 2018, excludes investment income recognized under Investment Entity accounting.

(in thousands of U.S. dollars)	December 31, 2020	December 31, 2019	December 31, 2018
Total Assets	$7,174,834	$2,302,289	$1,687,662
Debt	4,137,506	470,553	374,716

98 2020 ANNUAL REPORT TRICON RESIDENTIAL

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the year ended December 31, 2020

The following factors have caused material changes to the Company’s financial results over the past three years:

•

On June 27, 2018, the Company entered into a joint venture arrangement (“SFR JV-1”) with two leading institutional investors to acquire and manage a portfolio of 10,000–12,000 single-family rental homes, thus introducing third-party capital to the single-family business segment and growing Tricon’s total managed homes by 7,439 homes or 47% to date. Since the launch of the joint venture, the value of Tricon’s single-family rental portfolio has grown by $1.6 billion.

•

On June 29, 2018, Tricon completed the sale of its 14 manufactured housing communities in an effort to simplify the Company’s overall business model and focus on housing sectors where it can achieve scale and industry leadership. As a result of the sale, in 2018, Tricon recognized a gain of $21.2 million and a reduction in total assets of $83.5 million.

•

On June 11, 2019, the Company completed the acquisition of Starlight U.S. Multi-Family (No. 5) Core Fund (the “U.S. multi-family rental portfolio”), thus establishing a new U.S. multi-family platform for Tricon. The acquisition of the portfolio, which consists of 23 properties totalling 7,289 suites in 13 major markets, increased the value of Tricon’s rental portfolio by $1.3 billion and contributed $111.2 million of rental revenue for the year ended December 31, 2020.

•

In January 2020, the Company completed its transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity under IFRS 10, Consolidated Financial Statements (“IFRS 10”). As a result, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests in the balance sheet of the Company on a prospective basis in accordance with the relevant guidance of IFRS 10.

TRICON RESIDENTIAL 2020 ANNUAL REPORT 99

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416 925 7228 F 416 925 7964 www.triconresidential.com